As filed with the Securities and Exchange Commission on April 22 , 2013
Registration No. 333-186579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

amendment no. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
____________________

ADMA BIOLOGICS, INC.
(Exact name of registrant as specified in its charter)
____________________

Delaware	8731	56-2590442
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

65 Commerce Way
Hackensack, New Jersey 07601
(201) 478-5552
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
____________________

Adam S. Grossman
Chief Executive Officer
ADMA Biologics, Inc.
65 Commerce Way
Hackensack, New Jersey 07601
(201) 478-5552
(Name, address, including zip code, and telephone number,
 including area code, of agent for service)
____________________

Copies to:
Jeffrey A. Baumel, Esq. Roland S. Chase, Esq. Dentons US LLP 1221 Avenue of the Americas New York, New York 10020-1089 Tel. No.: 212-768-6700 Fax No.: 212-768-6800	Michael D. Maline, Esq. Thomas S. Levato, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018-1405 Tel. No.: 212-813-8800 Fax No.: 212-355-3333
____________________

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):
____________________

Large Accelerated Filer	☐		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 22 , 2013

2,100,000 Shares

Common Stock
$           per share

ADMA Biologics, Inc. is offering 2,100,000 shares of common stock. We estimate that the offering price will be between $13.50 and $15.50 per share.

There is not currently, and there has never been, any public market for our common stock.  Our common stock is not currently eligible for trading on any national securities exchange or any over-the-counter markets, including the OTC Bulletin Board.  In connection with this offering, we have applied to have our common stock quoted on the OTC Bulletin Board under the symbol "                ".  We cannot assure you that our common stock will continue to be quoted on the OTC Bulletin Board after this offering.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 8.

	Per Share	Total
Public offering price	$	$

Underwriting discount and commission (1)	$	$

Proceeds to us, before expenses	$	$

(1)	In addition, we have agreed to reimburse the underwriters for certain out-of-pocket expenses. See the section captioned “Underwriting” in this prospectus for additional information.

Certain of our existing stockholders, including Aisling Capital II, LP, Burrill Capital Fund IV, LP and certain other affiliates, have indicated an interest in purchasing an aggregate of up to approximately $5.0 million of our common stock in this offering at the initial public offering price. O f this amount, the underwriters have reserved $560,000 for purchase by our directors, executive officers, certain of their affiliates and others associated with us through a directed share program. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may sell more, less or no shares in this offering to any of these persons , or any of these  persons may determine to purchase more, less or no shares in this offering. We will pay $                    per share in underwriting discounts and commissions with respect to any shares of common stock that are sold to certain of our existing directors, principal stockholders or their affiliated entities in this offering, if any.

We have granted an over-allotment option to the underwriters.  Under this option, the underwriters may elect to purchase a maximum of 315,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2013.

Joint Book-Running Managers
Oppenheimer & Co.		BMO Capital Markets

Co-Manager

Ladenburg Thalmann & Co. Inc.

The date of this prospectus is                          , 2013

Prospectus Summary	1

Risk Factors	8

Special Note Regarding Forward-Looking Statements	26

Common Stock Market Data	27

Use of Proceeds	28

Dividend Policy	29

Capitalization	30

Dilution	31

Management’s Discussion and Analysis of Financial Condition and Results of Operations	33

Business	41

Management	54

Principal Stockholders	66

Certain Relationships and Related Transactions	69

Description of Capital Stock	76

Underwriting	79

Legal Matters	83

Experts	84

Where You Can Find More Information	85

Index to Financial Statements	F-1

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

We obtained statistical data and certain other industry forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable. While we believe that the statistical and industry data and forecasts and market research used herein are reliable, we have not independently verified such data. We have not sought the consent of the sources to refer to their reports in this prospectus.

Prospectus Summary

This summary highlights information contained in other parts of this prospectus.  Because it is a summary, it does not contain all of the information that you should consider before investing in our securities.  You should read the entire prospectus carefully.

As used in this prospectus, unless the context otherwise requires, “ADMA,” “ADMA Biologics,” the “Company,” “we,” “us” and “our” refer to ADMA Biologics, Inc., a Delaware corporation, as well as its subsidiary, ADMA Plasma Biologics, Inc., a Delaware corporation, taken as a whole, and also refer to the operations of ADMA Plasma Biologics, Inc. prior to the merger on February 13, 2012, as discussed in this prospectus, which resulted in ADMA Plasma Biologics, Inc. becoming our wholly-owned subsidiary.  In each case, references to ADMA Plasma Biologics, Inc. also include its subsidiary ADMA BioCenters Georgia Inc., or ADMA BioCenters, a Delaware corporation. All shares and per share information included in this prospectus and relating to the shares of our common stock, par value $0.0001 per share, gives effect to a 1.27-for-1 stock split effected by means of a 0.27-for-1 stock dividend on April 4, 2013.

The Company

Overview

ADMA Biologics is a specialty immune globulin company that develops, manufactures and intends to market plasma-based biologics for the treatment and prevention of certain infectious diseases.  Our targeted patient populations include immune-compromised individuals who suffer from an underlying immune deficiency disease or who may be immune-suppressed for medical reasons.  Our lead product candidate, RI-002, for which we have commenced a pivotal Phase III clinical trial, is intended for the treatment of primary immune deficiency disease, or PIDD.  RI-002 is an injectable immune globulin derived from human plasma enriched with high levels of naturally occurring polyclonal antibodies (e.g. streptococcus pneumoniae, H. influenza type B, CMV, measles, tetanus, etc.) as well as high levels of antibodies targeted to respiratory syncytial virus, or RSV.  RSV is a common virus that ordinarily leads to mild, cold-like symptoms in healthy adults and children.  In high-risk groups, such as the immune-compromised, RSV can lead to a more serious infection and may even cause death.  Our proprietary microneutralization assay allows us to effectively identify and isolate donor plasma with high-titer RSV antibodies, to standardize RI-002’s potency and thereby potentially garner a premium price.

PIDD, a genetic disorder that causes a deficient or absent immune system, is caused by hereditary or genetic defects and can affect anyone regardless of age or gender.  PIDD patients are more vulnerable to infections and more likely to suffer complications from these infections.  Intravenous immune globulin, or IGIV, is a plasma derived product that is used to prevent serious infections in patients with PIDD.  It is comprised of polyclonal antibodies, which are proteins produced by B-cells that are used by the body’s immune system to neutralize foreign objects such as bacteria and viruses.  RI-002, a specialty IGIV with standardized levels of high-titer RSV antibodies, is intended to prevent infections in PIDD patients.  The polyclonal antibodies which are present in RI-002 are expected to prevent infections in immune-compromised patients. It is estimated that there are about 250,000 diagnosed PIDD patients in the United States approximately half of whom are treated with IGIV regularly.  In the United States, sales of immune globulin products for all its uses were reported to be approximately $3.5 billion in 2011.  Since the introduction of IGIV therapy, the incidence of infections in IGIV-treated patients has dropped significantly.

We commenced our pivotal Phase III clinical trial of RI-002 for the treatment of patients with PIDD in 2013.  The trial is a single arm, open label study in which patients will be treated approximately once per month for a period of 12 months of treatment plus 90 days for follow up. We intend to treat an aggregate of between 60 and 70 patients in approximately 12 treatment centers in the United States.  The pivotal Phase III primary endpoint follows the published Food and Drug Administration, or FDA, industry guidance, which provides for a reduction in the incidence of serious infections to less than one per year in those receiving IGIV.  The secondary endpoint is safety and includes other data collection points including antibody titers for certain agents, including RSV antibody levels at various time points after infusion.  Following the FDA’s guidance for our protocol should provide that a successful single Phase III trial and Biological License Application, or BLA, submission should lead to FDA approval.  RI-001 was the subject of a Phase II randomized, double-blind, placebo-controlled human clinical trial in RSV-infected, immune-compromised patients. In that trial, RI-001 treated patients demonstrated a statistically significant rise in anti-RSV titers compared to patients receiving placebo.  RI-002 is an improved formulation of our prior product candidate RI-001, which successfully completed a Phase II trial.  RI-002 is manufactured using the same FDA-approved contract manufacturing facility as its predecessor.  RI-002 has demonstrated improved production yields, an improved stability profile and comparable anti-RSV antibody titer potency relative to the prior formulation.

We have established, qualified and validated a proprietary microneutralization assay for plasma collection and donor screening as well as for determining the appropriate anti-RSV antibody potency for the manufacture of RI-002.  Our assay provides for measurement of RSV antibody titer levels of RI-002 that are consistent and reproducible, which we believe is a competitive advantage and a barrier to the entry of competitive products.  Our microneutralization assay could serve as a platform for identifying next generation virus-specific plasma-based therapeutics.

We have an FDA-licensed source plasma collection facility, ADMA BioCenters, which provides us with a portion of our blood plasma for the manufacture of RI-002.  A typical plasma collection center, such as ADMA BioCenters, can collect 30,000 to 50,000 liters of source plasma annually, which may be sold for different prices depending upon the type of plasma, quantity of purchase, and market conditions at the time of sale.  Plasma collected from ADMA BioCenters that is not used for making RI-002 is sold to customers under an existing supply agreement or in the open “spot” market.  We have entered into long term manufacturing and licensing agreements with Biotest AG and their United States subsidiary, Biotest Pharmaceuticals, Inc., together referred to as Biotest, that provide for the exclusive manufacture of RI-002.  At the same time, we granted Biotest an exclusive royalty-bearing license to market and sell RSV antibody-enriched IGIV in Europe and in other selected territories in North Africa and the Middle East.

The founders of ADMA have a combined 60 years of experience marketing and distributing blood plasma products and devices.  With the appointment of the executive team and the board of directors, we added over 150 years of deep medical, technical and development experience in the biologics and pharmaceutical industry.

Our mission is to develop and commercialize plasma-derived, human immune globulins targeted to niche immune-compromised patient populations.  We intend to accomplish our mission by achieving the following:

•	Complete our pivotal Phase III trial and obtain FDA approval to manufacture and market RI-002 for the treatment of patients with PIDD.

•	Establish a specialty sales force to commercialize RI-002.

•	Explore other possible indications for RI-002.

•	Develop additional plasma-derived products for the treatment of infectious diseases in immune-compromised patient populations.

•
Expand our network of ADMA BioCenters facilities, both to maintain control of a portion of our raw material supply and to generate additional revenue through the collection and sale of source plasma to third party customers.

Risks Associated with Our Business

We are a clinical-stage company with no approved products and limited historical revenues, which makes it difficult to assess our future viability. As of December 31, 2012, we had an accumulated deficit of approximately $37.1 million. In addition to our history of operating losses, our business, financial condition, results of operations and prospects are subject to a number of risks and uncertainties. These risks and uncertainties are discussed more fully in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in deciding whether to invest in our common stock. Among these important risks and uncertainties that could adversely affect our business, financial condition, results of operations and prospects are the following:

•	To date, we have generated limited product revenues. We are not currently profitable and may never become profitable. We have a limited operating history upon which to base an investment decision.

•
Our current product candidate, RI-002, requires extensive additional clinical testing. Clinical trials are very expensive, time-consuming and difficult to design and implement. If we are unsuccessful in obtaining regulatory approval for RI-002 or if our trials do not provide positive results, we will be required to delay or abandon development of such product, which would have a material adverse impact on our business.

•	We depend on a third-party manufacturer for the production of RI-002, and such party is outside of our control.

•
We do not own any issued patents and we do not have any patent applications in process relating to RI-002.  If we are unable to protect our trade secrets or other proprietary rights, our competitiveness and business prospects may be materially damaged.

•
We expect our securities will be quoted on the OTC Bulletin Board quotation system, which will limit the liquidity and price of our securities more than if we were quoted on a national securities exchange.

Corporate History

ADMA Biologics, Inc. was incorporated in New Jersey on June 24, 2004 and re-incorporated in Delaware on July 16, 2007. On February 13, 2012, ADMA Biologics, Inc., merged into a subsidiary of R&R Acquisition VI, Inc., a Delaware "blank check" company, which had been incorporated in 2006 and which then changed its name to ADMA Biologics, Inc.

Corporate Information

Our primary executive offices are located at 65 Commerce Way, Hackensack, New Jersey, 07601, and our telephone number is (201) 478-5552. Our website address is http://www.admabiologics.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Common Stock Market Data

We have been a public reporting company since February 13, 2012.  However, there is not currently, and there has never been, any public market for our common stock.  Our common stock is not currently eligible for trading on any national securities exchange or any over-the-counter markets, including the OTC Bulletin Board.  In connection with this offering, we have applied to have our common stock quoted on the OTC Bulletin Board under the symbol "               ".  We cannot assure you that our common stock will continue to be quoted on the OTC Bulletin Board after this offering.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012.  The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies.  As an “emerging growth company,” we may, under Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, delay adoption of new or revised accounting standards applicable to public companies until such standards would otherwise apply to private companies. We may take advantage of this extended transition period until the first to occur of the date that we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of this extended transition period.

We have elected to take advantage of the benefits of this extended transition period.  Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.  Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard. As an emerging growth company, we are also exempt from the requirement to have our independent auditors provide an attestation report on our internal control over financial reporting.

We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2018. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1 billion or we issue more than $1 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosure available to smaller reporting companies.

The Offering

Common stock offered by us	2,100,000 shares

Common stock to be outstanding after the offering	7,971,002 shares (or 8,286,002 shares if the underwriters exercise their overallotment option in full)

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to an additional 315,000 shares of our common stock at the public offering price less the underwriting discount and commission.

Use of proceeds
We estimate that the net proceeds from this offering, after deducting the underwriting discount and commission and estimated offering expenses payable by us, will be approximately $27.3 million.  We intend to use the proceeds of this offering to continue clinical development and testing of RI-002 and for working capital and other general corporate purposes.

Risk factors	See “Risk Factors” beginning on page 8 for a discussion of risks you should consider before purchasing shares of our common stock.

Proposed OTC Bulletin Board symbol

Unless otherwise noted, the number of shares of our common stock to be outstanding after this offering is based on 5,871,002 shares outstanding as of March 31, 2013, and excludes:

•	774,798 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2013 at a weighted average exercise price of $6.88 per share;

•	143,337 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2013 at a weighted average exercise price of $7.56 per share; and

•	128,426 shares of common stock reserved for future issuance under our stock option plans.

Unless we specifically state otherwise, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares of common stock.

Certain of our existing stockholders, including Aisling Capital II, LP, Burrill Capital Fund IV, LP and certain other affiliates, have indicated an interest in purchasing an aggregate of up to approximately $5.0 million of our common stock in this offering at the initial public offering price . O f this amount, the underwriters have reserved $560,000 for purchase by our directors, executive officers, certain of their affiliates and others associated with us through a directed share program. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may sell more, less or no shares in this offering to any of these persons , or any of these  persons may determine to purchase more, less or no shares in this offering.

Summary Consolidated Financial Information

This section presents our summary historical consolidated financial data.  You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements.  The summary consolidated data in this section are not intended to replace the consolidated financial statements.

We derived the statement of operations data for the years ended December 31, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 from the audited consolidated financial statements included in this prospectus.

	For the year ended December 31,
	2011	2012

Statement of Operations Data:

Revenues	$761,042	$1,118,118
Cost of sales	207,570	669,056
Gross profit	553,472	449,062
Operating expenses:
Research and development	646,756	3,469,078
Loss on sale of inventory	1,934,630	-

Plasma center operating expenses	1,163,148	1,746,864

General and administrative	1,431,894	3,142,289

Total operating expenses	5,176,428	8,358,231
Loss from operations	(4,622,956)	(7,909,169)
Other income (expense), net	(1,601,269)	(9,759)

Loss before income taxes	(6,224,225)	(7,918,928)
State income tax benefit	320,765	617,615

Net loss	$(5,903,460)	$(7,301,313)

Basic and diluted net loss per common share	$(13.16)	$(1.39)

Weighted average common shares outstanding—basic and diluted	448,434	5,265,771

	As of December 31,
	2011	2012

Balance Sheet Data:

Current assets	$1,294,360	$13,948,138
Total assets	$2,925,909	$15,555,419
Total liabilities	$2,540,093	$6,131,673
Total stockholders’ equity	$385,816	$9,423,746
Total liabilities and stockholders’ equity	$2,925,909	$15,555,419

Risk Factors

There are numerous and varied risks that may prevent us from achieving our goals.  We believe that the following are the material risks that we face.  If any of the following risks actually occurs, our business, financial condition or results of operation may be materially adversely affected.  In such case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment.

Risks Relating to our Business

To date, we have generated limited product revenues and will need to raise additional capital to operate our business, which may not be available on favorable terms, if at all.

To date, we have generated limited revenues.  All of our revenues to date have been derived from the sale of plasma collected by ADMA BioCenters, as well as our other plasma inventory sales.  Unless and until we receive approval from the FDA and other regulatory authorities for our RI-002 product candidate, we will be unable to sell and generate revenues from that product.  Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from the revenues that may be generated by the sale of plasma collected by ADMA Biocenters, as well as cash on hand and potential future capital raises.  While ADMA BioCenters is committed to maintain compliance with all applicable regulations, we cannot assure you that we will be able to retain the FDA license for our plasma collection center, which we need in order to sell plasma collected by ADMA BioCenters.  We also cannot assure you that the net proceeds from this offering will be sufficient to enable us to complete the FDA approval process for our RI-002 product candidate.

If we are unable to successfully raise sufficient additional capital, we will likely not have sufficient cash flow and liquidity to fund our business operations, forcing us to curtail our activities and, ultimately, potentially cease operations.  Even if we are able to raise additional capital, such financings may only be available on unattractive terms, resulting in significant dilution of stockholders’ interests and, in such event, the value and potential future market price of our common stock may decline.

We anticipate that, based upon our projected revenue and expenditures, our current cash and cash equivalents, along with (i) our option to borrow additional funds under the terms and conditions of our Loan Agreement, and (ii) a backstop financing agreement with the lead investors from the 2012 Financing will be sufficient to fund our operations into the second quarter of 2014. If we complete this offering, the expected net proceeds from the sale of the shares offered hereby, if added to our current cash and cash equivalents and our option to borrow additional funds under the terms and conditions of our loan agreement, is anticipated to be sufficient to fund our operations into the first half of 2016.  If our assumptions underlying our estimated expenses prove to be wrong, we may have to raise additional capital sooner than anticipated, and we currently do not have arrangements to obtain additional financing.  Any such financing could be difficult to obtain or only available on unattractive terms and could result in significant dilution of stockholders’ interests.  Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our business plan and financial performance and could delay, discontinue or prevent product development and clinical trial activities or the approval of any of our potential products.  In addition, we could be forced to reduce or forego sales and marketing efforts and forego attractive business opportunities.

Our shares have never traded and even after the completion of this offering, trading volume in our shares could be limited.

We have been a public reporting company since February 13, 2012.  However, we have fewer than ten stockholders and there is not currently, nor has there ever been, any public market for our common stock.  We have applied to have our common stock quoted on the OTC Bulletin Board after this offering.  However, to the extent that we will not be eligible for listing on the NASDAQ or any other national securities exchange for 12 months, our trading volume and the liquidity of our shares could be limited.  In addition, even after the completion of this Offering, we may not have a widespread retail distribution of our shares and our trading volume and liquidity could be limited.  Accordingly, we cannot assure you that after the completion of the offering there will be significant trading in our shares, that there will be support for the trading thereof, that trading prices will not be volatile or that you will be able to dispose of your shares, if you so choose, at prices that are reflective of the value of the shares.

We are not currently profitable and may never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability.  For the years ended December 31, 2011 and December 31, 2012, we had a net loss of $5.9 million and $7.3 million, respectively, and from our inception in 2004 through December 31, 2012, we have incurred a net loss of $37.1 million.  Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable.  We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue to undertake development and clinical trials for RI-002;

•	seek regulatory approval(s);

•	implement additional internal systems, controls and infrastructure; and

•	hire additional personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures.  As a result, we will need to generate significant revenues in order to achieve and maintain profitability.  We may not be able to generate these revenues or achieve profitability in the future.  Our failure to achieve or maintain profitability could negatively impact the value of our securities.

We have a limited operating history upon which to base an investment decision.

We have not demonstrated an ability to perform the functions necessary for the successful commercialization of RI-002.  The successful development and commercialization of any product candidate will require us or our collaborators to perform a variety of functions, including:

•	undertaking product development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities once authorized.

Our operations thus far provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

Our current product candidate, RI-002, requires extensive additional clinical testing. Clinical trials are very expensive, time-consuming and difficult to design and implement. If we are unsuccessful in obtaining regulatory approval for RI-002 or any of our product candidates don’t provide positive results, we may be required to delay or abandon development of such product, which would have a material adverse impact on our business.

Continuing product development requires additional and extensive clinical testing.  Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements.  The clinical trial process is also time consuming.  We cannot provide any assurance or certainty regarding when we might complete the clinical trial process or submit a Biological License Application, or BLA, for regulatory approval for RI-002 or whether any such BLA will be accepted or approved.  We estimate that clinical trials of our product candidate will take at least 18 months to several years to complete.  Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials.  The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA or an Institutional Review Board, or IRB, may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our Investigational New Drug Application, or IND, submissions or the conduct of these trials.  Therefore, we cannot provide any assurance or predict with certainty the schedule for future clinical trials.  No assurance can be given that we will be able to enroll sufficient patients to complete a successful Phase III clinical trial.

In the event we do not ultimately receive regulatory approval for RI-002, we may be required to terminate development of our only product candidate.  Unless we acquire or develop other product candidates that are saleable, our business will be limited to plasma collection and sales.

If the results of our clinical trials do not support our product candidate claims, completing the development of such product candidate may be significantly delayed or we may be forced to abandon development of such product candidate altogether.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims.  Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing.  The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses.  This failure would cause us to abandon a product candidate and may delay development of other product candidates.  Any delay in, or termination of, our clinical trials will delay the filing of a BLA with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.  In addition, our clinical trials involve a relatively small patient population.  Because of the small sample size, the results of these clinical trials may not be indicative of future results.  In addition, certain portions of the clinical trial for RI-002 were performed outside the United States, and therefore, may not have been performed in accordance with standards normally required by the FDA and other regulatory agencies.

Currently, our only viable product candidate is RI-002.  If we do not obtain the necessary U.S. or worldwide regulatory approvals to commercialize RI-002, or any other product candidate, we will not be able to sell RI-002.

At the present time, our entire focus is obtaining regulatory approval for RI-002, our only product candidate.  If we cannot obtain regulatory approval for RI-002, our only source of revenue will be plasma collection and sales.  We cannot assure you that we will receive the approvals necessary to commercialize RI-002 or any other product candidate we may acquire or develop in the future.  In order to obtain FDA approval of RI-002 or any other product candidate requiring FDA approval, our clinical development must demonstrate that the product candidate is safe for humans and effective for its intended use, and we must submit a BLA.  To attain required FDA approval of any other product candidate generally requires significant research and testing, referred to as preclinical studies, as well as human tests, referred to as clinical trials.  Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing.  We cannot predict whether our research and clinical approaches will result in products that the FDA considers safe for humans and effective for indicated uses.  The FDA has substantial discretion in the product approval process and may require us to conduct additional preclinical and clinical testing or to perform post-marketing studies.  The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review.  Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject our BLA.  We may never obtain regulatory approval for RI-002 or any other potential product candidate.  Failure to obtain FDA approval of any of our product candidates will severely undermine our business by leaving us without a saleable product beyond the plasma collected by ADMA BioCenters, and therefore without any source of additional revenues if and until another product candidate can be developed and commercialized.  There is no guarantee that we will ever be able to develop or acquire another product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any products.  Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above.  We cannot assure you that we will receive the approvals necessary to commercialize any product candidate for sale outside the United States.

We depend on third-party researchers and developers to develop RI-002, and such parties are, to some extent, outside of our control.

We depend on independent investigators and collaborators, such as universities and medical institutions, to conduct our preclinical and clinical trials under agreements with us.  These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs.  These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves.  If outside collaborators fail to devote sufficient time and resources to our product-development programs, or if their performance is substandard, the approval of our FDA application(s), if any, and our introduction of new products, if any, will be delayed.  These collaborators may also have relationships with other commercial entities, some of whom may compete with us.  If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Relying exclusively on third parties to manufacture our product candidates exposes us to risks that may delay testing, development, regulatory approval and commercialization of our product candidates.

We have limited experience in manufacturing and do not intend to establish our own manufacturing facilities.  We lack the resources to manufacture RI-002.  Although we have agreements pertaining to the manufacture, supply, storage and distribution of product supplies of RI-002, upon commercialization, it is possible that our manufacturing requirements may exceed the available supply allotments under our existing agreements.  We will rely on one or more third-party contractors to manufacture our products.  Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

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We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor.  This approval would require new testing and compliance inspections.  In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Third-party manufacturers might be unable to manufacture our products in the volume and of the quality required to meet our clinical and commercial needs, if any.

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Contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

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Product manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards.  We do not have control over third-party manufacturers’ compliance with these regulations and standards.

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If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.  We may be required to pay fees or other costs for access to such improvements.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

If physicians and patients do not accept and use our product, our ability to generate revenue from sales will be materially impaired.

Even if the FDA approves RI-002, physicians and patients may not accept and use it.  Acceptance and use of our product will depend on a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our product;

•	cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our product from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect sales of RI-002, if approved, to generate substantially all of our product revenues other than the revenue attainable from the sale of plasma collected by ADMA BioCenters, the failure of this product to find market acceptance would harm our business and could require us to seek additional financing or make such financing difficult to obtain on favorable terms, if at all.

Our long-term success may depend on our ability to supplement our existing RI-002 product candidate through new product development or the in-license or acquisition of other new products, and if our business development efforts are not successful, our ability to achieve profitability may be negatively impacted.

Our current product development portfolio consists primarily of RI-002.  We intend to seek to expand our current portfolio through new product development efforts or to in-license or acquire additional products.  If we are not successful in developing or acquiring additional products, we will have to depend on our ability to raise capital for, and the successful development and commercialization of, RI-002 and the revenue we may generate from the sale of plasma attributable to the operations of ADMA BioCenters.

Our loan and security agreement with Hercules is subject to acceleration in specified circumstances, which may result in Hercules taking possession and disposing of any collateral.

On December 21, 2012, we entered into a Loan and Security Agreement, or the Loan Agreement, with Hercules Technology Growth Capital, Inc., or Hercules.  Under the Loan Agreement, we may borrow up to a maximum of $6 million.  We borrowed $4 million on the closing date, have recently borrowed an additional $1 million upon reaching our first milestone under the agreement and have the option to borrow an additional $1 million upon the satisfaction of a second milestone. Our obligations under the Loan Agreement are secured by a security interest in all of our assets, except for our intellectual property (which is subject to a negative pledge). The Loan Agreement contains customary representations, warranties and covenants, including limitations on acquisitions, dispositions, incurrence of indebtedness and the granting of security interests. Upon the occurrence and during the continuance of any event of default, including upon the occurrence of any event deemed to result in a material adverse event, Hercules may, and at the written request of the requisite lenders shall, terminate the commitments under the facilities and declare any or all of the obligations to be immediately due and payable, without demand or notice to us. However, any event of default relating to timely payment of debts, insolvency, liquidation, bankruptcy or similar events will result in automatic acceleration. Among the remedies available to Hercules in case of an event of default are the taking possession and disposition of any collateral under the Loan Agreement.

Developments by competitors may render our products or technologies obsolete or non-competitive.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change.  Should we obtain regulatory approval for RI-002 or any future product we may develop, we will have to compete with existing therapies.  In addition, other companies may pursue the development of pharmaceuticals that target the same diseases and conditions that we are targeting.  We face competition from pharmaceutical and biotechnology companies in the United States and abroad.  In addition, companies pursuing different but related fields represent substantial competition.  Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer product development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do.  These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations.

We do not own any issued patents and we do not have any patent applications currently pending relating to our primary product candidate.  If we are unable to protect our trade secrets or other proprietary rights, our competitiveness and business prospects may be materially damaged.

We do not own any issued patents and we do not have any patent applications currently pending relating to our primary product candidate.  Rather, we rely exclusively on a combination of trade secrets and nondisclosure and non-competition agreements to protect our proprietary intellectual property, and we will continue to do so.  There can be no assurance that our trade secret policies and practices or other agreements will adequately protect our intellectual property.  The processes, systems, and/or security measures we use to preserve the integrity and confidentiality of our data and trade secrets may be breached, and we may not have adequate remedies as a result of any such breaches.  In addition, our trade secrets may otherwise become known or be independently discovered by competitors.  There can be no assurance that the confidentiality, nondisclosure and non-competition agreements with employees, consultants and other parties with access to our proprietary information to protect our trade secrets, proprietary technology, processes and other proprietary rights, or any other security measures relating to such trade secrets, proprietary technology, processes and proprietary rights, will be adequate, will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or proprietary knowledge.  To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Third parties could obtain patents that may require us to negotiate licenses to conduct our business, and there can be no assurance that the required licenses would be available on reasonable terms or at all.

We may not be able to operate our business without infringing third-party patents.  Numerous U.S. and foreign patents and pending patent applications owned by third parties exist in fields that relate to the development and commercialization of immune globulins.  In addition, many companies have employed intellectual property litigation as a way to gain a competitive advantage.  It is possible that infringement claims may occur as the number of products and competitors in our market increases.  In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a greater risk of being the subject of intellectual property infringement claims.  We cannot be certain that the conduct of our business does not and will not infringe intellectual property or other proprietary rights of others in the United States and in foreign jurisdictions.  If our products, methods, processes and other technologies are found to infringe third party patent rights, we could be prohibited from manufacturing and commercializing the infringing technology, process or product unless we obtain a license under the applicable third party patent and pay royalties or are able to design around such patent.  We may be unable to obtain a license on terms acceptable to us, or at all, and we may not be able to redesign our products or processes to avoid infringement.  Even if we are able to redesign our products or processes to avoid an infringement claim, our efforts to design around the patent could require significant time, effort and expense and ultimately may lead to an inferior or more costly product and/or process.  Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.  Furthermore, if any such claim is successful, a court could order us to pay substantial damages, including compensatory damages for any infringement, plus prejudgment interest and could, in certain circumstances, treble the compensatory damages and award attorney fees.  These damages could be substantial and could harm our reputation, business, financial condition and operating results.  A court also could enter orders that temporarily, preliminarily or permanently prohibit us, our licensees, if any, and our customers from making, using, selling, offering to sell or importing one or more of our products or practicing our proprietary technologies or processes, or could enter an order mandating that we undertake certain remedial activities.  Any of these events could seriously harm our business, operating results and financial condition.

Continued instability in the credit and financial markets may negatively impact our business, results of operations, and financial condition.

Financial markets in the United States, Canada, Europe and Asia continue to experience disruption, including, among other things, significant volatility in security prices, declining valuations of certain investments, as well as severely diminished liquidity and credit availability.  Business activity across a wide range of industries and regions continues to be greatly reduced and local governments and many businesses are still suffering from the lack of consumer spending and the lack of liquidity in the credit markets.  As a clinical-stage biotechnology company, we rely on third parties for several important aspects of our business, including contract manufacturing of drug product, plasma collection supplies, transportation and storage of plasma, and conduct of our clinical trials.  These third parties may be unable to satisfy their commitments to us due to tightening of global credit from time to time, which would adversely affect our business.  The continued instability in the credit and financial market conditions may also negatively impact our ability to access capital and credit markets and our ability to manage our cash balance.  While we are unable to predict the continued duration and severity of the adverse conditions in the United States and other countries, any of the circumstances mentioned above could adversely affect our business, financial condition, operating results and cash flow or cash position.

If we are unable to successfully manage our growth, our business may be harmed.

Our success will depend on the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources.  To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel.  If we are unable to manage our growth effectively, our business would be harmed.

The loss of one or more key members of our management team could adversely affect our business.

Our performance is substantially dependent on the continued service and performance of our management team, who have extensive experience and specialized expertise in our business.  In particular, the loss of Adam S. Grossman, our president and chief executive officer, could adversely affect our business and operating results. We do not have “key person” life insurance policies for any members of our management team. We have employment agreements with each of our executive officers, however, the existence of an employment agreement does not guarantee retention of members of our management team and we may not be able to retain those individuals for the duration of or beyond the end of their respective terms.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in finance and accounting, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing.  In particular, over the next 12 months, we expect to hire up to 10 new employees devoted to medical and scientific affairs, regulatory affairs, quality control, financial services, and general and operational management.  We expect that the hiring of such additional personnel will increase our annual expenditures by approximately $1.5 million or more.  We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions.  Competition for such individuals is intense, and we cannot assure you that our search for such personnel will be successful.  Attracting and retaining qualified personnel will be critical to our success, and any failure to do so successfully may have a material adverse effect on us.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability.  If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products.  Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators.

Many of our business practices are subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state laws.  Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us.

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties.  Violations of laws such as the Federal Food, Drug, and Cosmetic Act, the False Claims Act and the Anti-Kickback Law and the Public Health Service Act, and any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid and the Department of Health and Human Services and other regulatory authorities as well as by the courts.  There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose products for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from the Medicare and Medicaid programs, and arrangements with referral sources must be structured with care to comply with applicable requirements.  Also, certain business practices, such as consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing.  Under the Patient Protection and Affordable Care Act and the Companion Healthcare and Education Reconciliation Act, which together are referred to as the healthcare reform law, such payments by pharmaceutical manufacturers to United States healthcare practitioners and academic medical centers must be publicly disclosed.  A number of states have similar laws in place.  Additional and stricter prohibitions could be implemented by federal and state authorities.  Where such practices have been found to be improper incentives to use such products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines.  Many manufacturers have been required to enter into consent decrees or orders that prescribe allowable corporate conduct.

Failure to satisfy requirements under the Federal Food, Drug, and Cosmetic Act can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct.

In addition, while regulatory authorities generally do not regulate physicians’ discretion in their choice of treatments for their patients, they do restrict communications by manufacturers on unapproved uses of approved products or on the potential safety and efficacy of unapproved products in development.  Companies in the United States, Canada and the European Union cannot promote approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., FDA in the United States), nor can companies promote unapproved products.  In limited circumstances, companies may disseminate to physicians information regarding unapproved uses of approved products or results of studies involving investigational products.  If such activities fail to comply with applicable regulations and guidelines of the various regulatory authorities, we may be subject to warnings from, or enforcement action by, these authorities.  Furthermore, if such activities are prohibited, it may harm demand for our products.

Promotion of unapproved drugs or devices or unapproved indications for a drug or device is a violation of the Federal Food, Drug, and Cosmetic Act and subjects us to civil and criminal sanctions.  Furthermore, sanctions under the Federal False Claims Act have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use and subsequent claims for reimbursement under Medicare and other federal programs.  Similar actions for off-label promotion have been initiated by several states for Medicaid fraud.  The healthcare reform law significantly strengthened provisions of the Federal False Claims Act, Medicare and Medicaid Anti-Kickback provisions, and other health care fraud provisions, leading to the possibility of greatly increased qui tam suits by relators for perceived violations.  Violations or allegations of violations of the foregoing restrictions could materially and adversely affect our business.

We may be required to report detailed pricing information, net of included discounts, rebates and other concessions, to the Centers for Medicare & Medicaid Services, or CMS, for the purpose of calculating national reimbursement levels, certain federal prices and certain federal and state rebate obligations.  We will need to establish systems for collecting and reporting this data accurately to CMS and institute a compliance program to assure that the information collected is complete in all respects.  If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions that could adversely affect our business.

If we choose to pursue clinical development and commercialization in the European Union or otherwise market and sell our products outside of the United States, we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions.  The approval procedures vary among countries in complexity and timing.  We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all, which would preclude us from commercializing products in those markets.  In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals.  In these countries, pricing discussions with governmental authorities can take considerable time after the receipt of marketing approval for a product.  To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of their product candidate to other available therapies.  Such trials may be time-consuming and expensive, and may not show an advantage in efficacy for our products.  If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the United States or the European Union, we could be adversely affected.  Also, under the United States Foreign Corrupt Practices Act, or FCPA, the United States has increasingly focused on regulating the conduct by United States businesses occurring outside of the United States, generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business.

To enhance compliance with applicable health care laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the United States Health and Human Services Department Office of Inspector General, or OIG, have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 882.1 of the United States Sentencing Commission Guidelines Manual.  Increasing numbers of United States-based pharmaceutical companies have such programs.  In the future, we may need to adopt healthcare compliance and ethics programs that would incorporate the OIG’s recommendations, and train our applicable employees in such compliance.  Such a program may be expensive and may not assure that we will avoid compliance issues.

Our manufacturing processes are complex and involve biological intermediates that are susceptible to contamination.

Plasma is a raw material that is susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing.  For instance, improper storage of plasma, by us or third-party suppliers, may require us to destroy some of our raw material.  If unsuitable plasma is not identified and discarded prior to the release of the plasma to the manufacturing process, it may be necessary to discard intermediate or finished product made from that plasma or to recall any finished product released to the market, resulting in a charge to cost of goods sold.

The manufacture of our plasma products is an extremely complex process of fractionation, purification, filling and finishing.  Our products can become non-releasable or otherwise fail to meet our stringent specifications through a failure in one or more of these process steps.  We may detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with our current Good Manufacturing Practices, or cGMP, or other regulations.  Such an event of noncompliance would likely result in our determination that the implicated products should not be released and therefore should be destroyed.

Once manufactured, our plasma-derived products must be handled carefully and kept at appropriate temperatures.  Our failure, or the failure of third parties that supply, ship or distribute our products, to properly care for our products may require that those products be destroyed.

While we expect to write off small amounts of work-in-progress in the ordinary course of business due to the complex nature of plasma, our processes and our products, unanticipated events may lead to write-offs and other costs materially in excess of our expectations and the reserves we have established for these purposes.  Such write-offs and other costs could cause material fluctuations in our profitability.  Furthermore, contamination of our products could cause investors, consumers, or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect our sales and profits.  In addition, faulty or contaminated products that are unknowingly distributed could result in patient harm, threaten the reputation of our products and expose us to product liability damages and claims from companies for whom we do contract manufacturing.

Our ability to continue to produce safe and effective products depends on the safety of our plasma supply against transmittable diseases.

Despite overlapping safeguards, including the screening of donors and other steps to remove or inactivate viruses and other infectious disease causing agents, the risk of transmissible disease through blood plasma products cannot be entirely eliminated.  For example, since plasma-derived therapeutics involve the use and purification of human plasma, there has been concern raised about the risk of transmitting human immunodeficiency virus, or HIV, prions, West Nile virus, H1N1 virus or “swine flu” and other blood-borne pathogens through plasma-derived products.  There are also concerns about the future transmission of H5N1 virus, or “bird flu.”  In the 1980s, thousands of hemophiliacs worldwide were infected with HIV through the use of contaminated Factor VIII.   O ther producers of Factor VIII, though not us, were defendants in numerous lawsuits resulting from these infections.

New infectious diseases emerge in the human population from time to time.  If a new infectious disease has a period during which time the causative agent is present in the bloodstream but symptoms are not present, it is possible that plasma donations could be contaminated by that infectious agent.  Typically, early in an outbreak of a new disease, tests for the causative agent do not exist.  During this early phase, we must rely on screening of donors (e.g., for behavioral risk factors or physical symptoms) to reduce the risk of plasma contamination.  Screening methods are generally less sensitive and specific than a direct test as a means of identifying potentially contaminated plasma units.

During the early phase of an outbreak of a new infectious disease, our ability to manufacture safe products would depend on the manufacturing process’ capacity to inactivate or remove the infectious agent.  To the extent that a product’s manufacturing process is inadequate to inactivate or remove an infectious agent, our ability to manufacture and distribute that product would be impaired.

If a new infectious disease were to emerge in the human population, the regulatory and public health authorities could impose precautions to limit the transmission of the disease that would impair our ability to procure plasma, manufacture our products or both.  Such precautionary measures could be taken before there is conclusive medical or scientific evidence that a disease poses a risk for plasma-derived products.

In recent years, new testing and viral inactivation methods have been developed that more effectively detect and inactivate infectious viruses in collected plasma.  There can be no assurance, however, that such new testing and inactivation methods will adequately screen for, and inactivate, infectious agents in the plasma used in the production of our products.

We could become supply-constrained and our financial performance would suffer if we cannot obtain adequate quantities of FDA-approved source plasma.

In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be licensed by the FDA, and approved by the regulatory authorities of any country in which we may wish to commercialize our products.  When we open a new plasma center, and on an ongoing basis after licensure, it must be inspected by the FDA for compliance with cGMP and other regulatory requirements.  An unsatisfactory inspection could prevent a new center from being licensed or risk the suspension or revocation of an existing license.  We do not and will not have adequate source plasma to manufacture RI-002.  Therefore, we are reliant on purchasing normal source plasma to manufacture RI-002.  We can give no assurances that normal source plasma will be available to us on commercially reasonable terms or at all.

In order to maintain a plasma center’s license, its operations must continue to conform to cGMP and other regulatory requirements.  In the event that we determine that plasma was not collected in compliance with cGMP, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods.  Additionally, if non-compliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted.  Consequently, we could experience significant inventory impairment provisions and write-offs which could adversely affect our business and financial results.

We plan to increase our supplies of plasma for use in the manufacturing processes through increased collections at our existing and possible future plasma collection centers.  This strategy is dependent upon our ability to successfully integrate develop new centers, to obtain FDA approval for any unlicensed plasma centers, to maintain a cGMP compliant environment in all plasma centers and to expand production and attract donors to our centers.

There is no assurance that the FDA will inspect and license our unlicensed plasma collection centers in a timely manner consistent with our production plans.  If we misjudge the readiness of a center for an FDA inspection, we may lose credibility with the FDA and cause the FDA to more closely examine all of our operations.  Such additional scrutiny could materially hamper our operations and our ability to increase plasma collections.

Our ability to expand production and increase our plasma collection centers to more efficient production levels may be affected by changes in the economic environment and population in selected regions where ADMA BioCenters operates its current or future plasma centers, by the entry of competitive plasma centers into regions where ADMA BioCenters operates such centers, by misjudging the demographic potential of individual regions where ADMA BioCenters expects to expand production and attract new donors, by unexpected facility related challenges, or by unexpected management challenges at selected plasma centers.

Our ability to commercialize our products, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from government and health administration authorities, private health maintenance organizations and health insurers and other healthcare payers.

Our ability to generate product revenues will be diminished if our products sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products.  Healthcare payers, including Medicare, are challenging the prices charged for medical products and services.  Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for products.  Even if one of our product candidates is approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover such product.  If government and other healthcare payers do not provide adequate coverage and reimbursement levels for one of our products, once approved, market acceptance of such product could be reduced.

Prices in many countries, including many in Europe, are subject to local regulation and certain pharmaceutical products, such as plasma-derived products, are subject to price controls in several of the world’s principal markets, including many countries within the European Union.  In the United States, where pricing levels for our products are substantially established by third-party payors, if payors reduce the amount of reimbursement for a product, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions.  These actions could have a negative effect on financial results, particularly in cases where our products command a premium price in the marketplace, or where changes in reimbursement induce a shift in the site of treatment.  The existence of direct and indirect price controls and pressures over our products could materially adversely affect our financial prospects and performance.

The implementation of the healthcare reform law in the United States may adversely affect our business.

Through the March 2010 adoption of the healthcare reform law in the United States, substantial changes are being made to the current system for paying for healthcare in the United States, including programs to extend medical benefits to millions of individuals who currently lack insurance coverage.  The changes contemplated by the healthcare reform law are subject to rule-making and implementation timelines that extend for several years, and this uncertainty limits our ability to forecast changes that may occur in the future.  However, implementation has already begun with respect to certain significant cost-saving measures under the healthcare reform law, for example with respect to several government healthcare programs that may cover the cost of our future products, including Medicaid, Medicare Parts B and D, and these efforts could have a materially adverse impact on our future financial prospects and performance.

For example, with respect to Medicaid, in order for a manufacturer’s products to be reimbursed by federal funding under Medicaid, the manufacturer must enter into a Medicaid rebate agreement with the Secretary of the United States Department of Health and Human Services, and pay certain rebates to the states based on utilization data provided by each state to the manufacturer and to CMS, and pricing data provided by the manufacturer to the federal government.  The states share this savings with the federal government, and sometimes implement their own additional supplemental rebate programs.  Under the Medicaid drug rebate program, the rebate amount for most branded drug products was previously equal to a minimum of 15.1% of the Average Manufacturer Price, or AMP, or the AMP less Best Price, whichever is greater.  Effective January 1, 2010, the healthcare reform law generally increases the size of the Medicaid rebates paid by manufacturers for single source and innovator multiple source (brand name) drug product from a minimum of 15.1% to a minimum of 23.1% of the AMP, subject to certain exceptions, for example, for certain clotting factors, the increase is limited to a minimum of 17.1% of the AMP.  For non-innovator multiple source (generic) products, the rebate percentage is increased from a minimum of 11.0% to a minimum of 13.0% of AMP.  In 2010, the healthcare reform law also newly extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations.  These increases in required rebates may adversely affect our future financial prospects and performance.

The healthcare reform law also creates new rebate obligations for our products under Medicare Part D, a partial, voluntary prescription drug benefit created by the United States federal government primarily for persons 65 years old and over.  The Part D drug program is administered through private insurers that contract with CMS.  Beginning in 2011, the healthcare reform law generally requires that in order for a drug manufacturer’s products to be reimbursed under Medicare Part D, the manufacturer must enter into a Medicare Coverage Gap Discount Program agreement with the Secretary of the United States Department of Health and Human Services, and reimburse each Medicare Part D plan sponsor an amount equal to 50% savings for the manufacturer’s brand name drugs and biologics which the Part D plan sponsor has provided to its Medicare Part D beneficiaries who are in the “donut hole” (or a gap in Medicare Part D coverage for beneficiaries who have expended certain amounts for drugs). The Part D plan sponsor is responsible for calculating and providing the discount directly to its beneficiaries and for reporting these amounts paid to CMS’s contractor, which notifies drug manufacturers of the rebate amounts it must pay to each Part D plan sponsor.  The rebate requirement could adversely affect our future financial performance, particularly if contracts with Part D plans cannot be favorably renegotiated or the Part D plan sponsors fail to accurately calculate payments due in a manner that overstates our rebate obligation.

The healthcare reform law also introduced a biosimilar pathway that will permit companies to obtain FDA approval of generic versions of existing biologics based upon reduced documentation and data requirements deemed sufficient to demonstrate safety and efficacy than are required for the pioneer biologics.  The new law provides that a biosimilar application may be submitted as soon as 4 years after the reference product is first licensed, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed.  With the likely introduction of biosimilars in the United States, we expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges.  The FDA has reported meeting with sponsors who are interested in developing biosimilar products, and is developing regulations to implement the abbreviated regulatory review pathway.

Regarding access to our products, the healthcare reform law established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research, or CER.  While the stated intent of CER is to develop information to guide providers to the most efficacious therapies, outcomes of CER could influence the reimbursement or coverage for therapies that are determined to be less cost-effective than others.  Should any of our products be determined to be less cost-effective than alternative therapies, the levels of reimbursement for these products, or the willingness to reimburse at all, could be impacted, which could materially impact our future financial prospects and results.

Developments in the economy may adversely impact our business.

The difficult economic environment may adversely affect demand for our products.  RI-002, our current product candidate, is expected to be sold to hospitals, specialty pharmacies and clinicians in the U.S.  As a result of loss of jobs, patients may lose medical insurance and be unable to purchase supply or may be unable to pay their share of deductibles or co-payments.  Hospitals adversely affected by the economy may steer patients to less costly therapies, resulting in a reduction in demand, or demand may shift to public health hospitals, which may purchase at a lower government price.  While to date we cannot directly trace any material reduction in demand to the recession, if economic conditions do not improve, the impact may become material.

Risks Relating to our Finances, Capital Requirements and Other Financial Matters

We are a clinical stage company with a history of operating losses that are expected to continue and we are unable to predict the extent of future losses, whether we will generate significant revenues or whether we will achieve or sustain profitability.

We are a clinical stage company and our prospects must be considered in light of the uncertainties, risks, expenses and difficulties frequently encountered by similarly situated companies.  We have generated net losses in all periods since our inception in June 2004 including losses of approximately $5.9 million and $7.3 million for the years ended December 31, 2011 and 2012, respectively.  At December 31, 2012, we had an accumulated deficit of approximately $37.1 million.  We expect to make substantial expenditures and incur increasing operating costs in the future and our accumulated deficit will increase significantly as we expand development and clinical trial activities for our product candidates.  Our losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets and stockholders’ equity.  Because of the risks and uncertainties associated with product development, we are unable to predict the extent of any future losses, whether we will ever generate significant revenues or if we will ever achieve or sustain profitability.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, curtail or eliminate one or more of our research and development programs or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception.  During the years ended December 31, 2011 and 2012, we incurred research and development expenses of approximately $0.6 million and $3.5 million, respectively.  We expect to continue to spend substantial amounts on product development, including conducting clinical trials for our product candidates and purchasing clinical trial materials from our suppliers.  We anticipate that, based upon our projected revenue and expenditures, our current cash and cash equivalents, along with (i) our option to borrow additional funds under the terms and conditions of our Loan Agreement, and (ii) a backstop financing agreement with the lead investors from the 2012 Financing will be sufficient to fund our operations into the second quarter of 2014. If we complete this offering, the expected net proceeds from the sale of the shares offered hereby, if added to our current cash and cash equivalents and our option to borrow additional funds under the terms and conditions of our loan agreement, is anticipated to be sufficient to fund our operations into the first half of 2016.  We have based this estimate, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect.

Until such time, if ever, as we can generate a sufficient amount of product revenue and achieve profitability, we expect to seek to finance future cash needs through equity or debt financings or corporate collaboration and licensing arrangements.  Other than the Loan and Security Agreement with Hercules and this offering, we currently have no agreements relating to any of these types of transactions and we cannot be certain that additional funding will be available on acceptable terms, or at all.  If we are unable to raise additional capital, we will have to delay, curtail or eliminate one or more of our research and development programs.

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to our existing stockholders, restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity securities, the share ownership of existing stockholders will be diluted.  Any future debt financing may involve covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions, among other restrictions.  In addition, if we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our product candidates, or grant licenses on terms that are not favorable to us.

If we fail to maintain proper and effective internal controls over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules, or SOX, beginning with the annual report for the year ended December 31, 2012, our management is required to report on the effectiveness of our internal control over financial reporting.  The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.  To comply with the requirements of being a reporting company under the Securities Exchange Act of 1934, or the Exchange Act, we may need to further upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

Risks Associated with our Capital Stock

The market price of our common stock may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our stock price may experience substantial volatility as a result of a number of factors, including:

•	sales or potential sales of substantial amounts of our common stock;

•	delay or failure in initiating or completing preclinical or clinical trials or unsatisfactory results of these trials;

•	announcements about us or about our competitors, including clinical trial results, regulatory approvals or new product introductions;

•	developments concerning our licensors or product manufacturers;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	conditions in the pharmaceutical or biotechnology industries;

•	governmental regulation and legislation;

•	variations in our anticipated or actual operating results; and

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations.

Many of these factors are beyond our control.  The stock markets in general, and the market for pharmaceutical and biotechnological companies in particular, have historically experienced extreme price and volume fluctuations.  These fluctuations often have been unrelated or disproportionate to the operating performance of these companies.  These broad market and industry factors could reduce the market price of our common stock, regardless of our actual operating performance.

Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the price of our common stock.

Almost all of our 5,871,002 outstanding shares of common stock, as well as a substantial number of shares of our common stock underlying outstanding warrants, are available for sale in the public market, either pursuant to Rule 144 under the Securities Act or an effective registration statement.  Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the price of our common stock.

We have never paid and do not intend to pay cash dividends.  As a result, capital appreciation, if any, will be your sole source of gain.

We have never paid cash dividends on any of our capital stock and we currently intend to retain future earnings, if any, to fund the development and growth of our business.  In addition, the terms of existing and future debt agreements may preclude us from paying dividends.  As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Provisions in our certificate of incorporation, our by-laws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation, our by-laws and Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing a change in control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.  In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.  These provisions include:

•	the inability of stockholders to call special meetings; and

•
the ability of our Board of Directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change in our control or could be used to institute a rights plan, also known as a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our Board of Directors.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years, has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the forgoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock.  They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Certain of our existing stockholders, including Aisling Capital II, LP, Burrill Capital Fund IV, LP and certain other affiliates, have indicated an interest in purchasing an aggregate of up to approximately $5.0 million of our common stock in this offering at the initial public offering price . O f this amount, the underwriters have reserved $560,000 for purchase by our directors, executive officers, certain of their affiliates and others associated with us through a directed share program. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may sell more, less or no shares in this offering to any of these persons , or any of these  persons may determine to purchase more, less or no shares in this offering.

Risks Associated with the Offering

If an electronic message disseminated to a limited number of offshore institutional investors were held to violate the Securities Act, certain purchasers of common stock in this offering may have the right to seek refunds or damages.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, an electronic message regarding this offering was disseminated by an employee of an offshore affiliate of Oppenheimer & Co. Inc., one of our underwriters, to a limited number of institutional investors outside the United States. The message was not intended to constitute offering materials in connection with this offering.  However, there may be a risk that the electronic message may be deemed to be a violation of the Securities Act. The underwriters have confirmed to us that none of the known recipients identified as having received the electronic communication will be allocated any shares of common stock in this offering.  We cannot be assured that the contents of the electronic message were not or will not be disseminated further and caution investors not to place any reliance on and to disregard entirely the contents of any information in any communication other than the information contained in this prospectus.

If the dissemination of the electronic message were to be held by a court to be a violation of the Securities Act, we could be required to repurchase the shares sold to certain purchasers in this offering at the original purchase price, and we could be subject to other claims for damages and costs. However, we and Oppenheimer & Co. Inc. would contest vigorously any such claim.

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

Because the public offering price per share of our common stock is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering.  Based on an assumed public offering price of $14.50 per share (the midpoint of the price range of $13.50 - $15.50 per share), if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of approximately $9.90 per share in the net tangible book value of the common stock.  See the section entitled “Dilution” in this prospectus for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

We have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

We intend to use the net proceeds from this offering  to continue clinical testing and commercialization of RI-002 and for working capital and other general corporate purposes.  Please refer to “Use of Proceeds” for a table listing our anticipated use of proceeds. However, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock.  The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates.  Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We expect our common stock will be quoted on the OTC Bulletin Board quotation system, which will limit the liquidity and price of our common stock more than if we were quoted on The NASDAQ Stock Market or another national securities exchange and result in our stockholders not receiving the benefit of our being subject to the listing standards of a national securities exchange.

We expect that our common stock will be traded over-the-counter on the OTC Bulletin Board quotation system, which is a FINRA-sponsored entity and operated inter-dealer automated quotation system for equity securities not included in a national exchange. Quotation of our common stock on the OTC Bulletin Board will limit the liquidity and price of our common stock more than if our common stock were quoted or listed on The NASDAQ Stock Market, which is a national securities exchange.  In light of the size of the offering, moreover, there may only be a relatively small number of purchasers in the offering, and this would limit the liquidity of the common stock.  Lack of liquidity will limit the price at which you may be able to sell our common stock or your ability to sell our common stock at all.

Since our common stock will be quoted on the OTC Bulletin Board, our common stockholders may face significant restrictions on the resale of our common stock due to state “blue sky" laws.

Each state has its own securities laws, often called "blue sky" laws, which (i) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker must be registered in that state. We do not know whether our common stock will be registered or exempt from registration under the laws of any state. Since our common stock will be quoted on the OTC Bulletin Board, a determination regarding registration will be made by those broker-dealers, if any, who agree to serve as the market-makers for our common stock. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our common stock. You should therefore consider the resale market for our common stock to be limited, as you may be unable to resell your common stock without the significant expense of state registration or qualification.

If our common stock becomes subject to the penny stock rules, this may make it more difficult to sell our shares.

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTC Bulletin Board does not meet such requirements and if the price of our common stock is less than $5.00, our securities will be deemed penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore security holders may have difficulty selling their shares.

We are an “emerging growth company,” and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined by the JOBS Act. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies.  As an “emerging growth company,” we may, under Section 7(a)(2)(B) of the Securities Act, delay adoption of new or revised accounting standards applicable to public companies until such standards would otherwise apply to private companies.   We may take advantage of this extended transition period until the first to occur of the date that we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of this extended transition period.

We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, with such fifth anniversary occurring in 2018. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1 billion or we issue more than $1 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of the benefits of this extended transition period.  Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.  Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard. As an emerging growth company, we are also exempt from the requirement to have our independent auditors provide an attestation report on our internal control over financial reporting.

We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Special Note Regarding Forward-Looking Statements

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws.  These statements involve known and unknown risks that relate to our future events or future financial performance and the actual results could differ materially from those expressed or implied by such statements. These statements  include, among others, statements about:

•	our plans to develop RI-002, including ongoing and planned clinical trials of RI-002, particularly the timing for initiation, enrollment and outcome;

•	the expected timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

•	the potential indications for our product candidates;

•	our intellectual property position;

•	our manufacturing capabilities and strategy;

•	our plans relating to manufacturing, supply and other collaborative agreements; and

•	our estimates regarding expenses, capital requirements and needs for additional financing.

These statements may be found under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”  Forward-looking statements typically are identified by the use of terms such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will”, or other, similar terms, or the negative of these terms, although some forward-looking statements are expressed differently.

You should consider carefully the  risks  under “Risk Factors” and other sections of this prospectus, which address  the factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements.   The forward-looking statements contained in this prospectus represent our estimates and assumptions only as of the date of the prospectus and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward- looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Common Stock Market Data

We have been a public reporting company since February 13, 2012.  However, there is not currently, and there has never been, any public market for our common stock.  Our common stock is not currently eligible for trading on any national securities exchange or any over-the-counter markets, including the OTC Bulletin Board.  In connection with this offering, we have applied to have our common stock quoted on the OTC Bulletin Board under the symbol "            ".  We cannot assure you that our common stock will continue to be quoted on the OTC Bulletin Board after this offering.

Use of Proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $27.3 million based on an assumed offering price of $14.50 per share.  If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell will be approximately $31.5 million.  “Net proceeds” is what we expect to receive after deducting the underwriting discount and commission and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed offering price of $14.50 would increase (decrease) the net proceeds to us from this offering by approximately $2.0 million, after deducting estimated underwriting discount and commission and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.  Each increase of 1,000,000 shares in the number of shares offered by us at the assumed public offering price would increase the net proceeds to us in this offering by approximately $13.5 million. Similarly, each decrease of 1,000,000 shares in the number of shares offered by us at the assumed public offering price would decrease the net proceeds to us from this offering by approximately $13.5 million.  We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may impact the amount of time prior to which we will need to seek additional capital.

We intend to use the net proceeds of this offering primarily to continue clinical testing and commercialization of RI-002 and for working capital and other general corporate purposes.

We anticipate an approximate allocation of the use of proceeds as follows:

Use of Proceeds	$ (in millions) *
Completion of clinical trials for RI-002	15.0
Preliminary development expenses for commercial organization in anticipation of FDA approval of RI-002	1.0
Expansion of approved uses of RI-002 and development of additional plasma-derived products	4.0
Expansion of plasma collection programs, including development of additional plasma facilities	4.0
Working capital and other general corporate purposes	3.3
Total	$27.3

* Assuming the over-allotment option is not exercised.

While we expect to use the net proceeds for the purposes described above, the amounts and timing of our actual expenditures will depend upon numerous factors, including the ongoing status and results of the RI-002 clinical trials. The expected net proceeds from the sale of the shares offered hereby, if added to our current cash and cash equivalents and our option to borrow additional funds under the terms and conditions of our loan agreement, is anticipated to be sufficient to fund our operations into the first half of 2016.  In the event that our plans change, our assumptions change or prove to be inaccurate, or the net proceeds of this offering prove to be insufficient, it may be necessary or advisable to reallocate proceeds or to use proceeds for other purposes, or we may be required to seek additional financing or we may be required to curtail our operations. As a result of the foregoing, our success will be affected by our discretion and judgment with respect to the application and allocation of the net proceeds of this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Dividend Policy

Although we have recently declared and paid a stock dividend on our common stock, we have never paid any cash dividends on our capital stock.  We anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business.  In addition, the terms of existing and future debt agreements may preclude us from paying dividends.  Therefore, we do not expect to pay cash or stock dividends in the foreseeable future.

Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our future earnings, capital requirements, financial condition, prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors that our board of directors deems relevant.

Capitalization

The following table shows:

•	Our cash and cash equivalents and capitalization on December 31, 2012; and

•
Our cash and cash equivalents and capitalization on December 31, 2012, assuming the completion of the offering at an assumed public offering price of $14.50 per share and the use of the net proceeds as described under “Use of Proceeds.”

	December 31, 2012

	Actual	As Adjusted (1) (Unaudited)

Cash and cash equivalents	$12,535,672	$39,809,172

Long-term debt (excluding debt discount)	$4,000,000	$4,000,000

Stockholders’ equity:

Common stock, $0.0001 par value, 75,000,000 shares authorized, 5,871,002 shares issued and outstanding, actual; 7,971,002 shares issued and outstanding, as adjusted	587	797

Additional paid-in capital	46,532,487	73,805,777

Deficit accumulated during the development stage	(37,109,328)	(37,109,328)

Total stockholders’ equity	9,423,746	36,697,246

Total capitalization	$13,423,746	$40,697,246

(1)
Each $1.00 increase (decrease) in the assumed offering price would increase (decrease) cash and cash equivalents, additional paid-in capital, and total stockholders’ equity and capitalization by approximately $2.0 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase of 1,000,000 shares in the number of shares offered by us at the assumed public offering price would increase cash and cash equivalents, additional paid-in capital, and total stockholders’ equity and capitalization by approximately $13.5 million. Similarly, each decrease of 1,000,000 shares in the number of shares offered by us at the assumed public offering price would decrease cash and cash equivalents, additional paid-in capital, and total stockholders’ equity and capitalization by approximately $13.5 million. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Dilution

Our net tangible book value on December 31, 2012 was $9,423,746, or $1.61 per share.  “Net tangible book value” is total assets minus the sum of liabilities and intangible assets.  “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding on December 31, 2012.

After giving effect to adjustments relating to the offering, our pro forma net tangible book value on December 31, 2012, would have been $36,697,246 , or $4.60 per share.  The adjustments made to determine pro forma net tangible book value per share are the following:

•	An increase in total assets to reflect the net proceeds of the offering as described under “Use of Proceeds” (assuming that the public offering price will be $14.50 per share).

•	The addition of the number of shares offered by this prospectus to the number of shares outstanding.

The following table illustrates the pro forma increase in net tangible book value of $3.03 per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:

Assumed public offering price per share	$ 14.50
Net tangible book value per share as of December 31, 2012	$1.61
Increase in net tangible book value per share attributable to the offering	$2.99
Pro forma net tangible book value per share as of December 31, 2012 after giving effect to the offering	$ 4.60
Dilution per share to new investors in the offering	$ 9.90

Each $1.00 increase (decrease) in the assumed public offering price of $14.50 per share would increase (decrease) our as adjusted net tangible book value after this offering by $1,953,000, or approximately $0.25 per share, and the dilution per share to new investors by approximately $0.75 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering from the assumed number of shares set forth on the cover page of this prospectus. An increase of 1,000,000 shares in the number of shares offered by us from the assumed number of shares set forth on the cover page of this prospectus would increase our as adjusted net tangible book value after this offering by approximately $13,485,000, or approximately $0.99 per share, and the dilution per share to new investors would be approximately $8.91 per share, assuming that the assumed public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us from the assumed number of shares set forth on the cover page of this prospectus would decrease our as adjusted net tangible book value after this offering by approximately $13,485,000, or approximately $1.27 per share, and the dilution per share to new investors would be approximately $11.17 per share, assuming that the assumed public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares that we offer in this offering, and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option to purchase up to 315,000 additional shares of common stock from us in full in this offering at the assumed public offering price of $14.50 per share, the adjusted net tangible book value as of December 31, 2012 after giving effect to this offering would increase to $4.94 per share, and dilution per share to new investors in this offering would be $9.56 per share.

The number of shares of our common stock to be outstanding immediately after this offering is based on 5,871,002 shares of our common stock outstanding as of December 31, 2012.  The number of shares outstanding as of December 31, 2012 excludes:

•	749,211 shares issuable upon exercise of outstanding options with a weighted average exercise price of $6.86;

•	143,337 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $7.56; and

•	154,013 shares of common stock reserved for future issuance under our stock option plans.

The foregoing table does not give effect to the exercise of any outstanding options or warrants.  To the extent options and warrants are exercised, there may be further dilution to new investors.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

This discussion, which refers to the historical results of ADMA and its predecessor business, should be read in conjunction with the other sections of this prospectus, including “Risk Factors,” “Business” and the consolidated financial statements and other consolidated financial information included in this prospectus.  The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this prospectus.  See “Special Note Regarding Forward-Looking Statements.”  Our actual results may differ materially.

Overview

Revenue

As of December 31, 2012, we have generated $1,879,160 of revenue since inception from the sale of normal source human plasma collected at our plasma collection center and plasma-derived medicinal products.  Revenue is recognized at the time of transfer of title and risk of loss to the customer, which usually occurs at the time of shipment; however, revenue is recognized at the time of delivery if we retain the risk of loss during shipment.

Research and Development Expenses

Research and development expenses consists of clinical research organization and clinical trial costs related to our clinical trial; consulting expenses relating to regulatory affairs; quality control and manufacturing; assay development and ongoing testing costs, drug product manufacturing (including the cost of plasma, plasma storage and transportation); as well as wages and benefits for employees directly related to the research and development of RI-002.  All research and development is expensed as incurred.

The process of conducting preclinical studies and clinical trials necessary to obtain FDA approval is costly and time consuming.  The probability of success for each product candidate and clinical trial may be affected by a variety of factors, including, among others, the quality of the product candidate’s early clinical data, investment in the program, competition, manufacturing capabilities and commercial viability.  As a result of the uncertainties discussed above, the uncertainty associated with clinical trial enrollments and the risks inherent in the development process, we are unable to determine the duration and completion costs of current or future clinical stages of our product candidates or when, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates.  Development timelines, probability of success and development costs vary widely.  We expect that our research and development expenses will increase during 2013 as a result of our pivotal Phase III clinical program, the hiring of a Chief Scientific and Medical Officer in the second half of 2012 and additional clinical operations staff, consultants and vendor requirements attributed to the development of RI-002.

General and Administrative Expenses

General and administrative expenses consist of professional fees for our attorneys, accountants and auditors, wages and stock-based compensation for our senior management and staff unrelated to research and development, maintenance and utilities, insurance, information technology, travel and other expenses related to the general operations of the business.  We expect that our general administrative expenses will increase during 2013, as a result of our hiring a Chief Financial Officer in the first half of 2012 and additional staff after becoming a public company in February 2012.

Interest Income (Expense)

Interest income consists of interest earned on our cash and cash equivalents.  Interest expense consists of interest incurred on our notes payable and previous convertible notes up to their automatic conversion into our common stock upon the completion of our private placement in February 2012, as well as the amortization and write-off of deferred financing costs and debt discounts and a charge for the beneficial conversion feature relating to our notes payable and previous convertible notes.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2012

Summary Table

The following table presents a summary of our results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2012.

	Year ended December 31, 2011	Year ended December 31, 2012
Revenues	$761,042	$1,118,118
Cost of sales	207,570	669,056
Gross profit	553,472	449,062
Research and development expenses	646,756	3,469,078
Loss on sale of inventory	1,934,630	-
Plasma center operating expenses	1,163,148	1,746,864
General and administrative expenses	1,431,894	3,142,289
Total operating expenses	5,176,428	8,358,231
Interest income	1,689	20,924
Interest expense	(1,602,958)	(30,683)
Loss before income taxes	(6,224,225)	(7,918,928)
Income tax benefit	320,765	617,615
Net loss	(5,903,460)	(7,301,313)
Loss before income taxes in plasma collection segment	(609,676)	(1,297,802)
Loss before income taxes in research and development	(2,581,386)	(3,469,078)

Revenue

We recorded revenue of $761,042 during the year ended December 31, 2011 compared to $1,118,118 during the year ended December 31, 2012. We began collecting blood plasma in February 2009 and received FDA approval for ADMA BioCenters in August 2011.  Our revenue is primarily derived from sales under a plasma supply agreement entered into with Biotest Pharmaceuticals Corporation, or Biotest, during June 2012, under which Biotest purchases normal source plasma from our Georgia facility to be used in their product manufacturing.  We have not generated any revenue from our therapeutics/research and development segment.

Cost of Sales

Cost of sales was $207,570 for the year ended December 31, 2011, compared to $669,056 for the year ended December 31, 2012.  The increase in cost of sales was related to increased costs associated to increased normal source plasma revenues attributed to the plasma supply agreement entered into with Biotest in June 2012.

Research and Development Expenses

Research and development expenses were $646,756 for the year ended December 31, 2011, compared to $3,469,078 for the year ended December 31, 2012.

Research and development expenses increased primarily as a result of higher manufacturing, testing, and regulatory costs in preparation for our Phase III clinical study as well as the recent appointment of our Chief Scientific Officer/Chief Medical Officer and related wages and stock-based compensation expense during the year ended December 31, 2012.  Our regulatory and clinical trial expenses in 2011 were extremely limited.

During the year ended December 31, 2011, there was a loss of $1,934,630 on the disposal of certain of our inventory that we previously acquired to conduct research and development for a different product, compared to no loss on the sale of inventory during the year ended December 31, 2012.  The total amount of inventory sold at book value was $2,439,487, of which we received $504,857 in total net proceeds from the inventory sales, thus resulting in a loss on the sale of research and development inventory of $1,934,630 for the year ended December 31, 2011.  This plasma, which was sold on a non-recurring basis, had not been collected at our plasma collection facility, but had been purchased from third parties.

Plasma Center Operating Expenses

Plasma center operating expenses were $1,163,148 for the year ended December 31, 2011, compared to $1,746,864 for the year ended December 31, 2012.  Plasma center operating expenses consist of general and administrative overhead including rent, maintenance and utilities, wages and benefits for center staff, plasma transportation and storage (off-site) and computer software fees directly related to donor collections.   Plasma center expenses increased following FDA approval of our plasma center in August 2011 as a result of increased donor collections, increased expenses related to donor collections such as additional facility expenses, supplies, and increased headcount during 2012.  We expect that as plasma collection increases, our plasma center operating expenses will also increase accordingly.

General and Administrative Expenses

General and administrative expenses were $1,431,894 for the year ended December 31, 2011, compared to $3,142,289 for the year ended December 31, 2012.  General and administrative expenses increased as a result of increases in stock-based compensation costs of $525,181 for the year ended December 31, 2012 compared to $22,056 for the year ended December 31, 2011, resulting from 2012 option grants to our President and Chief Executive Officer, members of our Board of Directors, our Chief Financial Officer who was appointed in May 2012, and new hires during 2012 in addition to higher professional services fees and SEC filing fees as a result of becoming a public reporting company in February 2012.

Total Operating Expenses

Total operating expenses were $5,176,428 for the year ended December 31, 2011, compared to $8,358,231 during the year ended December 31, 2012, for the reasons stated above.

 Interest Income (Expense)

We had interest income of $1,689 and $20,924 during the years ended December 31, 2011 and 2012, respectively, and interest expense of $1,602,958 and $30,683 during the years ended December 31, 2011 and 2012, respectively.  The increase in interest income of $19,235 for the year ended December 31, 2012 was attributed to higher cash balances during the year ended December 31, 2012 compared to the year ended December 31, 2011 as a result of the private placement of 1,800,000 shares of our common stock with gross proceeds in cash of $17,287,288 in February 2012.  The decrease of interest expense of $1,572,275 for the year ended December 31, 2012 compared to the prior year was attributed to the conversion of our outstanding notes in December 2011 and February 2012.  All but $450,000 in principal amount of those loans was converted or repaid prior to December 31, 2011, with $250,000 (plus $12,740 in accrued interest) of the remaining amount invested in the private placement of securities completed in 2012 and $200,000 repaid in 2012.

Loss Before Income Taxes

Loss before income taxes was $6,224,225 for the year ended December 31, 2011, compared to $7,918,928 for the year ended December 31, 2012, for reasons stated above.

State Income Tax Benefit

In January 2011 and 2012, we received $320,765 and $617,615, respectively, from the sale of our State of New Jersey net operating losses.  These losses were sold through the New Jersey Economic Development Authority Technology Business Tax Certificate Transfer Program.  Under the terms of this program, if we do not use the proceeds from these sales for costs incurred with operating our biotechnology business in New Jersey, we have to refund the face value of the proceeds.  If we do not maintain our headquarters or a base of operations in New Jersey during the five years following receipt of these proceeds (other than due to liquidation), we have to refund the face value of the proceeds less 20% for each year completed of the five year period.  We cannot make assurances that we will qualify under this program in future years or even that the program will exist in future years.

Net Loss

Net loss was $5,903,460 for the year ended December 31, 2011, compared to $7,301,313 for  the year ended December 31, 2012, for reasons stated above.

Net Cash Used in Operating Activities

Net cash used in operating activities was $1,431,188 for the year ended December 31, 2011.  The net loss for this period is higher than net cash used in operating activities by $4,472,272, which was primarily due to the loss on sale of inventory, an increase in non-cash interest expense and a decrease in inventories, offset by depreciation and amortization of $219,552 and amortization of debt discount and beneficial conversion charges of $740,603 related to the notes payable during 2011 and 2012, of which all notes converted during February 2012.

Net cash used in operating activities was $6,903,795 for the year ended December 31, 2012.  The net loss for the year ended December 31, 2012 is higher than cash used in operating activities by $397,518, as a result of increases in restricted cash related to our letter of credit for our Georgia facility, inventories of finished goods normal source plasma available for sale and accrued expenses primarily relating to accrued compensation, offset by a decrease in accounts payable and non-cash expenses of stock-based compensation of $626,787 and depreciation and amortization of $182,089.

Net Cash Used in Investing Activities

Minimal cash was used in investing activities for the year ended December 31, 2011.

Net cash used in investing activities for the year ended December 31, 2012 was $118,853 related to equipment purchases.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2011 was $1,290,258, principally attributable to proceeds from the issuance of convertible notes of $1,500,000, net of repayment of notes payable of $200,000.

Net cash provided by financing activities of $19,470,549 for the year ended December 31, 2012, was attributable to the proceeds of $17,287,288 received from the private placement of our common stock on February 13, 2012, net of equity issuance costs of $1,338,009 consisting of professional services fees related to the private placement and the proposed upcoming financing, proceeds from a note payable of $3,906,000 and related debt issuance costs of $25,000 along with a repurchase of our common stock for $150,000 and the repayment of our notes payable of $200,000.

Liquidity and Capital Resources

Overview

We have had limited revenue from operations and we have incurred cumulative losses of $37.1 million since inception.  We have funded our operations to date primarily from equity investments and loans from our primary stockholders.  We received net cash proceeds of approximately $15.3 million in our 2012 Financing, after the payment of all related expenses, including legal, printing, and travel expenses, the placement agent’s commissions and expense reimbursements, which amount does not include the secured promissory notes that were satisfied in exchange for common stock in the 2012 Financing.  We have also received funds through our Loan Agreement with Hercules, as described under “Hercules Loan and Security Agreement” below.  We anticipate that based upon our projected revenue and expenditures, our current cash and cash equivalents, along with (i) our option to borrow additional funds under the terms and conditions of our Loan Agreement , and (ii) a backstop financing agreement with the lead investors from the  2012 Financing, will be sufficient to fund our operations into the second quarter of 2014. If we complete this offering, the expected net proceeds from the sale of the shares offered hereby, if added to our current cash and cash equivalents and our option to borrow additional funds under the terms and conditions of our loan agreement, is anticipated to be sufficient to fund our operations into the first half of 2016.

As we do not anticipate receiving FDA approval for RI-002 until, at the earliest, the second half of 2015, if at all, and would therefore not be able to generate revenues from the commercialization of RI-002 until after that date, we will have to raise additional capital prior to the second quarter of 2014 (or prior to the end of 2015 if this offering is completed) to continue product development and operations.  We are unable to predict with reasonable certainty when, if ever, we will generate revenues from the commercialization of RI-002 and, therefore, how much additional capital we will need to raise prior to the such date.  Furthermore, if our assumptions underlying our estimated revenues and expenses prove to be wrong, we may have to raise additional capital sooner than anticipated.    As there are numerous risks and uncertainties associated with the research, development and future commercialization of our product candidate, we are unable to estimate with certainty the amounts of increased capital outlays and operating expenditures associated with our anticipated clinical trials and development activities.  Our current estimates may be subject to change as circumstances regarding requirements further develop.  We may decide to raise capital through public or private equity offerings, debt financings, grants or corporate collaboration and licensing arrangements.   The sale of additional equity or debt securities, if convertible, could result in dilution to our stockholders.  The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations or other financing alternatives.

Additional equity or debt financing, grants, or corporate collaboration and potential licensing arrangements may not be available on acceptable terms, if at all.  If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our planned clinical trials and delay or abandon potential commercialization efforts of our lead product candidate.  See also “Future Financing Needs” below.

As of December 31, 2012, we had working capital of $12.1 million, consisting primarily of $12.5 million of cash and cash equivalents and $1.3 million of inventories and $0.1 million of prepaid expenses, offset by $1.8 million in accounts payable and accrued expenses.

During January 2012, we received $617,615 from the sale of our State of New Jersey net operating losses through the New Jersey Economic Development Authority program.  We cannot make assurances that funding will be available for us in the future under this program.

Hercules Loan and Security Agreement

On December 21, 2012, we and our subsidiaries entered into a Loan and Security Agreement, or the Loan Agreement, with Hercules Technology Growth Capital, Inc., or Hercules.  Under the Loan Agreement, we may borrow up to a maximum of $6 million.  We borrowed $4 million on the closing date, have recently borrowed an additional $1 million upon reaching our first milestone, i.e., enrolling at least one patient in a pivotal Phase III clinical study of our lead product candidate RI-002, and have the option to borrow an additional $1 million upon the closing of an equity financing or subordinated unsecured convertible debt financing with aggregate unrestricted net proceeds of at least $10 million on or before June 30, 2013. The loan bears interest at a rate per annum equal to the greater of (i) 8.5% and (ii) the sum of (a) 8.5% plus (b) the Prime Rate (as reported in The Wall Street Journal) minus 5.75%. The loan is secured by our assets, except for our intellectual property (which is subject to a negative pledge). The principal will be repaid over 27 months beginning no later than May 1, 2014, unless accelerated as a result of certain events of default. Interest is due and payable on the first of every month and at the termination date, unless accelerated as a result of an event of default. In addition, a backend fee equal to 2.65% of the amount funded under the facility is due on the maturity or prepayment date or the date that the secured obligations become due and payable and a 1% facility fee in the amount of $60,000 and a commitment fee in the amount of $25,000 were both due at closing.  The loan matures no later than August 2016.

In the event we elect to prepay the loan, we are obligated to pay a prepayment charge corresponding to a percentage of the principal amount of the loan, with such percentage being: 3.0% if prepayment occurs in the first year, 2.0% if prepayment occurs in the second year and 0.5% if prepayment occurs after the second year but prior to the last day of the term.

The Loan Agreement contains customary representations, warranties and covenants, including limitations on incurring indebtedness, engaging in mergers or acquisitions and making investments, distributions or transfers.  The representations, warranties and covenants contained in the Loan Agreement were made only for purposes of such agreement and as of a specific date or specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Loan Agreement.

Events of default under the agreement include, but are not limited to: (i) insolvency, liquidation, bankruptcy or similar events; (ii) failure to pay any debts due under the Loan Agreement or other loan documents on a timely basis; (iii) failure to observe any covenant or secured obligation under the Loan Agreement or other loan documents, which failure, in most cases, is not cured within 10 days of written notice by lender; (iv) occurrence of any default under any other agreement between us and the lender, which is not cured within 10 days; (v) occurrence of an event that could reasonably be expected to have a material adverse effect;  (vi) material misrepresentations; (vii) occurrence of any default under any other agreement involving indebtedness in excess of $50,000 or the occurrence of a default under any agreement that could reasonably be expected to have a material adverse effect; and (viii) certain money judgments are entered against us or a certain portion of our assets are attached or seized.   Remedies for events of default include acceleration of amounts owing under the Loan Agreement and taking immediate possession of, and selling, any collateral securing the loan.

In connection with the Loan Agreement, we issued to Hercules a warrant to purchase 31,750 shares of common stock with an exercise price set at the lower of (i) $7.56 or (ii) the price per share of the next round of financing, subject to customary anti-dilution adjustments.  The warrant expires after 10 years and has piggyback registration rights with respect to the shares of common stock underlying the warrant.  In addition, we have also granted Hercules the option to invest (until the loan maturity date) up to $1 million in future equity financings at the same terms as the other investors.

The Loan Agreement contains certain provisions that require the warrants issued to Hercules to be accounted for as a liability and “marked-to-market” each reporting period.  Changes in the valuation of this liability at the end of each reporting period will be included in our reported operating results, and may create volatility in our reported operating results.

Future Financing Needs

The net proceeds from our 2012 Financing and the first $4 million borrowed under the Hercules Loan Agreement have been used to test plasma donors for RSV titers, collect and procure plasma, manufacture drug product, conduct clinical trials, and the remainder for payment of existing accounts payable, general and administrative expenses as well as other business activities and general corporate purposes, including for the payment of accrued expenses and premiums for directors’ and officers’ insurance.  We anticipate that, based upon our projected revenue and expenditures, our current cash and cash equivalents, along with (i) our option to borrow additional funds under the terms and agreements of our Loan Agreement, and (ii) a backstop financing agreement with the lead investors from the 2012 Financing will be sufficient to fund our operations into the second quarter of 2014. If we complete this offering, the expected net proceeds from the sale of the shares offered hereby, if added to our current cash and cash equivalents and our option to borrow additional funds under the terms and conditions of our loan agreement, is anticipated to be sufficient to fund our operations into the first half of 2016.

If we are unable to successfully raise sufficient additional capital we will likely not have sufficient cash flow and liquidity to fund our business operations, forcing us to delay, discontinue or prevent product development and clinical trial activities or the approval of any of our potential products or curtail our activities and, ultimately, potentially cease operations.  Even if we are able to raise additional capital, such financings may only be available on unattractive terms, or could result in significant dilution of stockholders’ interests and, in such event, the value and potential future market price of our common stock may decline.  In addition, the incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations or other financing alternatives.

Financial markets in the United States, Canada, Europe and Asia continue to experience disruption, including, among other things, significant volatility in security prices, declining valuations of certain investments, as well as severely diminished liquidity and credit availability.  Business activity across a wide range of industries and regions continues to be greatly reduced and local governments and many businesses are still suffering from the lack of consumer spending and the lack of liquidity in the credit markets.  The continued instability in the credit and financial market conditions may negatively impact our ability to access capital and credit markets and our ability to manage our cash balance.  While we are unable to predict the continued duration and severity of the adverse conditions in the United States and other countries, any of the circumstances mentioned above could adversely affect our business, financial condition, operating results and cash flow or cash position.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued certain accounting pronouncements as of December 31, 2012 that will become effective in subsequent periods; however, we do not believe that any of those pronouncements would have significantly affected our financial accounting measurements or disclosures had they been in effect during the year ended December 31, 2012 or that they will have a significant impact at the time they become effective.

Critical Accounting Policies and Estimates

On April 5, 2012, the JOBS Act was signed into law.  The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies.  As an “emerging growth company,” we may, under Section 7(a)(2)(B) of the Securities Act, delay adoption of new or revised accounting standards applicable to public companies until such standards would otherwise apply to private companies.  We may take advantage of this extended transition period until the first to occur of the date that we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of this extended transition period.  We have elected to take advantage of the benefits of this extended transition period.  Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.  Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  On an ongoing basis, we evaluate these estimates and assumptions, including those described below.  We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances.  These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results and experiences may differ materially from these estimates.

Some of the estimates and assumptions we have to make under GAAP require difficult, subjective and/or complex judgments about matters that are inherently uncertain and, as a result, actual results could differ from those estimates.  Due to the estimation processes involved, the following summarized accounting policies and their application are considered to be critical to understanding our business operations, financial condition and results of operations.

Stock-Based Compensation

Stock-based compensation cost is measured at grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period on a straight-line basis.

We account for stock options granted to non-employees on a fair value basis using the Black-Scholes option pricing model.  The non-cash charge to operations for non-employee options with vesting are revalued at the end of each reporting period based upon the change in the fair value of the options and amortized to consulting expense over the related contract service period.

For the purpose of valuing options and warrants granted to our employees, non-employees and directors and officers during the year ended December 31, 2012, we used the Black-Scholes option pricing model.  We granted options to purchase an aggregate of 643,325 shares of common stock during the year ended December 31, 2012.  Of the 643,325 options granted, 269,410 options were granted to our President and Chief Executive Officer, 134,705 options were granted to our Chief Scientific and Medical Officer, 84,190 options were granted to our Chief Financial Officer, 134,700 options in the aggregate were granted to our Board of Directors and 20,320 options in the aggregate were granted to non-executive employees.  To determine the risk-free interest rate, we utilized the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected term of our awards.  The expected term of the options granted is in accordance with Staff Accounting Bulletin 107 which is based the average between vesting term and contractual term.  The expected dividend yield reflects our current and expected future policy for dividends on our common stock.  The expected stock price volatility for our stock options was calculated by examining historical volatilities for similar publicly traded industry peers, since we do not have any trading history for our common stock.  We will continue to analyze the expected stock price volatility and expected term assumptions as historical data for our common stock becomes available.  We have not experienced forfeitures of stock options and as such, have not established a forfeiture rate.  Since the stock options currently outstanding are primarily held by our senior management and directors, we will continue to evaluate the effects of such future potential forfeitures, as they may arise, to evaluate our estimated forfeiture rate.

Accounting for Hercules Loan and Security Agreement

In connection with the Hercules Loan and Security Agreement, we issued to Hercules a warrant to purchase 31,750 shares of common stock with an exercise price set at the lower of (i) $7.56 or (ii) the price per share of the next institutional round of financing, subject to customary anti-dilution adjustments.  The warrant expires after 10 years and has piggyback registration rights. In addition, we also granted Hercules the option to invest (so long as the credit facility remains) up to $1 million in any future equity financings at the same terms as the other investors.

The fair value of the warrant was calculated using a lattice-based option model in order to account for features in the warrant that could cause the exercise price to reset (“downround protection”) in the next issuance of our common stock (the next round of equity financing).  The key assumptions used to value the warrants included the expected date of the next round of equity financing, volatility of 84% on our common stock based upon similar public companies’ volatilities for comparison, an expected dividend yield of 0.0%, and a term of 10 years.  We recorded the fair value of the warrant of $229,345 as warrant liability and as a debt discount to the carrying value of the loan.  This warrant liability will be adjusted to fair value each reporting period using a lattice-based option model and the debt discount will be amortized to interest expense over the term of the loan.   Also, upon full repayment or maturity of the loan, Hercules is due a payment of 2.65% of the loan, or $106,000, which is recorded as deferred financing costs and as a long-term liability.

Research and Development Costs

Our expenses include all research and development costs as incurred including on the disposition plasma and equipment for which there is no alternative future use.  Such expenses include costs associated with planning and conducting clinical trials.

Our agreement with Biotest includes the in-license of certain rights to incomplete, in-process technology, which we expect to finalize by the end of the second quarter of 2013.  As such, we expect to account for the value of this license as a charge to operations once the terms of the in-license agreement are finalized.

Revenue Recognition

Revenue from the sale of human plasma collected by ADMA BioCenters and plasma-derived medicinal products is recognized at the time of transfer of title and risk of loss to the customer, which usually occurs at the time of shipment.  Revenue is recognized at the time of delivery if we retain the risk of loss during shipment.  Our revenues are substantially attributed to one customer.

The plasma inventory sold in 2011 had been purchased from third parties specifically for use in research and development activities.  It had not been collected by ADMA BioCenters and sold in the ordinary course of business.  Therefore, the sale was not recorded as revenue with related cost of sales, but was instead recorded as a loss on sale.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements except that we are currently obligated under a ten-year lease agreement for our ADMA BioCenters plasma collection facility.  There is a total minimum rent due under the lease of $952,064 through the end of the lease term in September 2018.

Business

Unless the context otherwise requires, references in this section to “ADMA,” “ADMA Biologics,” the “Company,” “we,” “us” and “our” refer to ADMA Biologics, Inc., a Delaware corporation, as well as its subsidiary, ADMA Plasma Biologics, Inc., a Delaware corporation, taken as a whole, and also refer to the operations of ADMA Plasma Biologics, Inc. prior to the merger on February 13, 2012, as discussed in "Certain Relationships and Related Transactions - The Merger", which resulted in ADMA Plasma Biologics, Inc. becoming our wholly-owned subsidiary.  In each case, references to ADMA Plasma Biologics, Inc. also include its subsidiary ADMA BioCenters Georgia Inc., or ADMA BioCenters, a Delaware corporation. All shares and per share information included in this prospectus and relating to the shares of our common stock, par value $0.0001 per share, gives effect to a 1.27-for-1 stock split effected by means of a 0.27-for-1 stock dividend on April 4, 2013.

Business of ADMA

Overview

ADMA Biologics is a specialty immune globulin company that develops, manufactures and intends to market plasma-based biologics for the treatment and prevention of certain infectious diseases.  Our targeted patient populations include immune-compromised individuals who suffer from an underlying immune deficiency disease or who may be immune-suppressed for medical reasons.  Our lead product candidate, RI-002, for which we have commenced a pivotal Phase III clinical trial, is intended for the treatment of primary immune deficiency disease, or PIDD.  RI-002 is an injectable immune globulin derived from human plasma enriched with high levels of naturally occurring polyclonal antibodies (e.g. streptococcus pneumoniae, H. influenza type B, CMV, measles, tetanus, etc.) as well as high levels of antibodies targeted to respiratory syncytial virus, or RSV.  RSV is a common virus that ordinarily leads to mild, cold-like symptoms in healthy adults and children.  In high-risk groups, such as the immune-compromised, RSV can lead to a more serious infection and may even cause death.  Our proprietary microneutralization assay allows us to effectively identify and isolate donor plasma with high titer RSV antibodies, to standardize RI-002’s potency and thereby potentially garner a premium price.

PIDD, a genetic disorder that causes a deficient or absent immune system, is caused by hereditary or genetic defects and can affect anyone regardless of age or gender.  PIDD patients are more vulnerable to infections and more likely to suffer complications from these infections. Intravenous immune globulin, or IGIV, is a plasma derived product that is used to prevent serious infections in patients with PIDD.  It is comprised of polyclonal antibodies, which are proteins produced by B-cells that are used by the body’s immune system to neutralize foreign objects such as bacteria and viruses.  RI-002, a specialty IGIV with standardized levels of high-titer RSV antibodies, is intended to prevent infections in PIDD patients.  The polyclonal antibodies which are present in RI-002 are expected to prevent infections in immune-compromised patients. It is estimated that there are about 250,000 diagnosed PIDD patients in the United States approximately half of whom are treated with IGIV regularly. Since the introduction of IGIV therapy, the incidence of infections in IGIV-treated patients has dropped significantly.  In the United States, sales of immune globulin products for all its uses were reported to be approximately $3.5 billion in 2011.

We commenced our pivotal Phase III clinical trial of RI-002 for the treatment of patients with PIDD in 2013.  The trial is a single arm, open label study in which patients will be treated approximately once per month for a period of 12 months of treatment plus up to 90 days for safety monitoring and follow up. We intend to treat an aggregate of between 60 and 70 patients in approximately 12 treatment centers in the United States.  The pivotal Phase III primary endpoint follows the published FDA industry guidance, which provides for a reduction in the incidence of serious infections to less than one per year in those receiving IGIV.  The secondary endpoint is safety and includes other data collection points including antibody titers for certain agents, including RSV antibody levels at various time points after infusion.  Following the FDA’s guidance for our protocol should provide that a successful single Phase III trial and Biological License Application, or BLA, submission should lead to FDA approval.  RI-001 was the subject of a Phase II randomized, double-blind, placebo-controlled human clinical trial in RSV-infected, immune-compromised patients. In that trial, RI-001 treated patients demonstrated a statistically significant rise in anti-RSV titers compared to patients receiving placebo.  RI-002 is an improved formulation of our prior product candidate RI-001, which successfully completed a Phase II trial.  RI-002 is manufactured using the same FDA-approved contract manufacturing facility as its predecessor.  RI-002 has demonstrated improved production yields, an improved stability profile and comparable anti-RSV antibody titer potency relative to the prior formulation.

We have established, qualified and validated a proprietary microneutralization assay for plasma collection and donor screening as well as for determining the appropriate anti-RSV antibody potency for the manufacture of RI-002.  Our assay provides for measurement of RSV antibody titer levels of RI-002 that are consistent and reproducible, which we believe is a competitive advantage and a barrier to the entry of competitive products.  Our microneutralization assay could serve as a platform for identifying next generation virus-specific plasma-based therapeutics.

We have an FDA-licensed source plasma collection facility, ADMA BioCenters, which provides us with a portion of our blood plasma for the manufacture of RI-002.  A typical plasma collection center, such as ADMA BioCenters, can collect 30,000 to 50,000 liters of source plasma annually, which may be sold for different prices depending upon the type of plasma, quantity of purchase, and market conditions at the time of sale.  Plasma collected from ADMA BioCenters that is not used for making RI-002 is sold to customers under an existing supply agreement or in the open “spot” market.  We have entered into long term manufacturing and licensing agreements with Biotest AG and their United States subsidiary, Biotest Pharmaceuticals, Inc., together referred to as Biotest, that provide for the exclusive manufacture of RI-002.  At the same time, we granted Biotest an exclusive royalty-bearing license to market and sell RSV antibody-enriched IGIV in Europe and in other selected territories in North Africa and the Middle East.

The founders of ADMA have a combined 60 years of experience marketing and distributing blood plasma products and devices.  With the appointment of the executive team and the board of directors, we added over 150 years of deep medical, technical and development experience in the biologics and pharmaceutical industry.

Our mission is to develop and commercialize plasma-derived, human immune globulins targeted to niche immune-compromised patient populations.  We intend to accomplish our mission by achieving the following:

•	Complete our pivotal Phase III trial and obtain FDA approval to manufacture and market RI-002 for the treatment of patients with PIDD.

•	Establish a specialty sales force to commercialize RI-002.

•	Explore other possible indications for RI-002.

•	Develop additional plasma-derived products for the treatment of infectious diseases in immune-compromised patient populations.

•
Grow our network of ADMA BioCenters facilities both to maintain control of a portion of our raw material supply and to generate additional revenue through the collection and sale of source plasma to third party customers.

Our Strategy

Our goal is to be a leader in developing and commercializing specialized, targeted, plasma-derived therapeutics to extend and enhance the lives of individuals who are naturally or medically immune-compromised.

The key elements of our strategy for achieving this goal are as follows:

•
Obtain FDA approval of RI-002 as a treatment for PIDD.  We commenced our pivotal Phase III clinical trial for RI-002 for the treatment of PIDD in accordance with the FDA Guidance for Industry.  If the pivotal Phase III trial produces the anticipated safety and efficacy results, we would expect to file a BLA in the second half of 2014 and anticipate potential FDA approval within approximately a year of filing.

•
Commercialize RI-002 as a treatment for PIDD.  We plan to hire a small, specialty sales force to market RI-002 to hospitals, physician offices/clinics, and other specialty treatment organizations.  We anticipate staffing our company with additional personnel for patient support, medical affairs, quality assurance, regulatory affairs, scientific affairs, reimbursement, inventory and logistics, human resources, and financial and operational management.  We may also use a network of national distributors to fulfill orders for RI-002.

•
Expand RI-002’s FDA-approved uses.  If RI-002 is approved by the FDA as a treatment for PIDD, we plan to evaluate the clinical and regulatory paths to grow the RI-002 franchise through expanded FDA-approved uses.  We believe that there may be patient populations beyond PIDD that would derive clinical benefit from RI-002.  Previously marketed RSV IGIV product and RI-001 have historically been used in immune-compromised patient populations, including patients with cystic fibrosis, prematurely born infants, stem cell and solid organ transplant patients, oncology patients and other patients at risk for or requiring treatment for RSV.  Currently, there are no approved treatments specifically for RSV infections in PIDD.

•
Develop additional plasma-derived products.  Our core competency is in the development and commercialization of plasma-derived therapeutics.  We believe there are a number of under addressed medical conditions for which plasma-derived therapeutics may be beneficial.  Utilizing our proprietary assays and other technologies, we have identified potential new product candidates that we may advance into preclinical activities.

•
Develop and expand ADMA BioCenters.  In order to generate revenues in advance of RI-002’s commercialization and to control a portion of our raw material plasma supply for RI-002, we formed ADMA BioCenters, a subsidiary, that operates a plasma collection facility in Norcross, Georgia.  The facility received its FDA license in August 2011.  Under FDA license, ADMA BioCenters can collect normal source plasma and high-titer RSV plasma.  We sell a portion of our normal source plasma to buyers in the open “spot” market.  We also plan to use the high-titer RSV plasma collected by ADMA BioCenters in the manufacturing of RI-002.  We may initiate other hyperimmune plasma collection programs at the Norcross facility.  These programs will be initiated during the normal course of business and are expected to cost less than $1 million to implement.  We may also consider growth through the creation and licensing of additional ADMA BioCenters facilities in various regions of the United States.  Additional ADMA BioCenters may allow us to cost-effectively secure additional high-titer RSV plasma for RI-002, and potentially increase revenues through the collection and sale of normal source plasma and other hyperimmune plasma to third parties.

The Plasma Industry

Primary Immunodeficiency Disease

PIDD is a class of hereditary disorder characterized by defects in the immune system, due to either a lack of necessary antibodies or a failure of these antibodies to function properly.  According to the World Health Organization, there are over 150 different presentations of PIDD.  As patients suffering from PIDD lack a properly functioning immune system, they typically receive monthly, outpatient infusions of IGIV therapy.  Without this exogenous antibody immune support, these patients would be susceptible to a wide variety of infectious diseases.  PIDD has an estimated prevalence of 1:1,200 in the United States, or approximately 250,000 people.  Of these 250,000 people diagnosed with PIDD in the United States, approximately 125,000 receive monthly infusions of IGIV and it is estimated that over 300,000 patients worldwide receive monthly IGIV infusions for PIDD.

As most patients with PIDD present with infections, the differential diagnosis and initial investigations for an underlying immune defect are typically guided by the clinical presentation.  In subjects with PIDD, individual infections are not necessarily more severe than those that occur in a normal host.  Rather, the clinical features suggestive of an immune defect may be the recurring and/or chronic nature of infections with common pathogens that may result in end organ damage, such as bronchiectasis.  In addition, subjects with PIDD will often respond poorly to standard antimicrobial therapy or they may have repeated infections with the same pathogen.  The virulence of the infecting organism should also be considered, and a subject’s immunocompetence should be questioned when invasive infections are caused by low virulence or opportunistic pathogens.  For example, infection with the opportunistic pathogens Pneumocystis jiroveci (previously Pneumocystis carinii) or atypical mycobacteria should prompt an investigation for underlying immunodeficiency.

Typical clinical presentations for subjects with PIDD are:

•	Antibody deficiency and recurrent bacterial infections;

•	T-lymphocyte deficiency and opportunistic infections;

•	Other lymphocyte defects causing opportunistic infections;

•	Neutrophil defects causing immunodeficiency; and

•	Complement deficiencies.

PIDD can present at any age from birth to adulthood, posing a considerable challenge for the practicing physician to know when and how to evaluate a subject for a possible immune defect.  Subjects with marked antibody deficiencies are generally dependent on IGIV therapy for survival.  Benefits of adequate IGIV therapy in subjects not able to produce antibodies normally include: a reduction of the severity and frequency of infections, prevention of chronic lung disease and prevention of enteroviral meningoencephalitis.  Several immune globulin products have already been approved by the FDA.

RI-002, our IGIV product contains polyclonal antibodies against various infectious agents, including antibodies against RSV. RSV is a common respiratory virus that often presents during the winter months.  Nearly all children will have been infected with RSV by three years of age, however, the immune systems of most healthy children prevent significant morbidity and mortality.  Conversely, in patients that are immune-compromised, such as those with PIDD or who have undergone a hematopoietic stem cell or solid organ transplant and may be on immunosuppressive drugs or chemotherapy, RSV infection can be associated with significant morbidity and mortality.  Immune-compromised patients historically have a 5% to 15% rate of RSV infection, and, if left untreated, lower respiratory tract RSV infections in immune-compromised patients can result in a mortality rate of up to 40% of infected patients.  In hematopoietic stem cell transplant, or HSCT, patients, a subset of the immune-compromised patient population with approximately 25,000 transplants being performed annually in the United States, it is estimated that about 25% of patients treated with the current standard of care (aerosolized Ribavirin) will progress to lower respiratory tract infection, or LRTI, while 41% of patients untreated with the current standard of care will progress to LRTI.

The Plasma Industry

Human blood contains a number of components including:

•	Red blood cells – Used to carry oxygen from the lungs to the body;

•	White blood cells – Used by the immune system to fight infection;

•	Platelets – Used for blood clotting; and

•	Plasma – Used to carry the aforementioned components throughout the body and provide support in clotting and immunity.

Plasma is the most abundant blood component, representing approximately 55% of total blood volume.  Plasma, which is 90% water, is rich in proteins used by the human body for blood clotting and fighting infection.  These proteins account for approximately 7% of plasma’s volume.  As plasma contains these valuable proteins, plasma collection and the manufacturing of human plasma-derived therapeutics provide therapeutic benefits for ill patients.

In order to produce plasma-derived therapeutics that can be administered to ill patients, raw material plasma must be collected from human donors and then manufactured into specialized products.  Plasma is collected from healthy donors at FDA-licensed plasma donation centers.  To ensure safety of the collected plasma, all plasma donations are tested using FDA-approved methods of Nucleic Acid Testing, or NAT, for various infectious diseases, such as human immunodeficiency virus, or HIV, and hepatitis C virus, or HCV.

Plasma is collected using a process called “plasmapheresis.” During plasmapheresis, a donor’s blood is drawn into a specialized medical device that separates the plasma component through centrifugation, and then returns the other blood components back into the donor’s bloodstream.  Plasmapheresis is performed utilizing an FDA-approved, automated device with a sterile, self-contained collection kit.  The plasma that is collected is known as “normal source plasma.” There are over 400 plasma donation centers in the United States.  In 2011, approximately 20 million plasma donations were made in the United States in which over 19 million liters of source plasma were collected.  In the United States, a donor may donate plasma a maximum of two times in every seven-day period, with at least two days in between donations.  Plasma donation centers in the United States typically pay donors $25 to $50 per donation and some donors with rare or high antibody levels can be paid more.

In order to isolate the desired therapeutic elements in normal source plasma, it must initially undergo a manufacturing process called “fractionation.”  The process of fractionation was invented in the 1940’s by E.J. Cohn and is referred to as the Cohn method or cold ethanol fractionation.  First, the source plasma undergoes a process called pooling, in which the individual plasma donations are combined into a pooling tank.  Second, the Cohn fractionation method, which is a combination of time, temperature, pH, alcohol concentration, and centrifugation, is used to separate the desired plasma protein components, or “fractions.” After fractionation, the separated proteins are then re-suspended and are treated with a solvent detergent treatment process for viral inactivation.  Next, other forms of filtration (e.g., nanofiltration) are performed as an additional viral removal and viral reduction step.  Finally, with the various components separated and purified, the bulk product is formulated and filled into final, finished vials.  During these various steps of manufacturing, each lot is reviewed and tested for potency and purity prior to being approved for release.

The proteins in human plasma fall into four categories: albumin (60% of protein volume), immune globulins (15% of protein volume), coagulation factors (1% of protein volume), and other proteins (24% of protein volume) such as alpha-1 proteinase inhibitor, C1 esterase inhibitor, fibrin sealants and fibrinogen.  Many of the other proteins in plasma have yet to be developed into commercial therapies.  In the United States, not only are the plasma collection centers subject to FDA licensure, but each plasma protein product that is derived and fractionated from plasma must undergo an approval process with FDA’s Center for Biologics Evaluation and Research, or CBER.  In June 2008, the FDA published “Guidance for Industry: Safety, Efficacy, and Pharmacokinetic Studies to Support Marketing of Immune Globulin Intravenous (Human) as Replacement Therapy for Primary Humoral Immunodeficiency,” which we refer to as the FDA Guidance for Industry outlining the regulatory pathway for the approval of intravenous immune globulins, or IGIV, for the treatment of PIDD.

Immune globulins can be administered in three ways: intramuscularly, intravenously or subcutaneously.  IGIV principally contains antibodies and, as such, provides passive immunization for individuals who are immune-deficient or who have been exposed to various infectious agents.  IGIV is used therapeutically in a variety of immunological diseases/deficiencies, such as PIDD, idiopathic thrombocytopenic purpura, Guillain-Barré syndrome, Kawasaki disease, bone marrow transplant, and chronic inflammatory demyelinating polyneuropathy.  We are aware that other companies are also evaluating IGIV in a clinical study for the treatment of Alzheimer’s disease. Additionally, IGIV is also used as therapy in a variety of other diseases that do not involve primary or secondary immune deficiencies, such as multiple sclerosis, skin disease, and asthma.  These latter uses are referred to as “off-label” or evidence-based uses because the FDA has not approved their use in these indications and promotion of such uses is not permitted by FDA unless a BLA or BLA supplement with additional data is approved.  Among the various IGIV products, there are only 14 labeled indications approved by the FDA.  However, medical literature identifies at least 150 evidence based uses for IGIV, of which approximately 60 are currently included on lists of reimbursable uses by Medicare and other healthcare plans.  This provides opportunities for new product development and submissions.

There are two types of immune globulins, standard and hyperimmune.  The difference between standard immune globulins and hyperimmune globulins is that the latter are manufactured using plasma obtained from donors who have elevated amounts (high titers) of specific antibodies.  These high-titer products can be used to treat and prevent diseases that present those specific antigens that are reactive with the high-titer antibodies.  Hyperimmune products currently available include hepatitis B, tetanus, rabies cytomegalovirus and RhoD immune globulins.

In 2011, the worldwide market for plasma-derived therapeutic drug products was approximately $15 billion and the United States market for all plasma-derived products was approximately $5 billion. Immune globulin products accounted for approximately $3.5 billion of sales in the United States in 2011.  IGIV products are used to treat primary immune deficiencies, certain autoimmune diseases, other illnesses for immune-compromised patients and certain neuropathy indications.  New research and data, additional labeled indications, an aging population and emerging countries with new markets are all adding to the worldwide growth of IGIV utilization.

RI-002, Our Lead Product Candidate

General

RI-002 is a plasma-derived, polyclonal IGIV, with standardized high levels of antibodies against RSV.  RI-002 is initially being developed as a treatment for patients with PIDD.  By using our proprietary assay, we are able to identify plasma donors with elevated amounts of RSV antibodies, measure these donors’ plasma RSV levels and formulate RI-002 with standardized high levels of RSV antibodies.  In addition, by using our assay within manufacturing, we are able to demonstrate consistent lot-to-lot RSV antibody titer potency.  To our knowledge, there is no other IGIV product on the market that contains standardized high levels of RSV antibodies and that is produced with reported consistent lot-to-lot potency.  We believe these characteristics will differentiate RI-002 from currently marketed IGIV products.

Results of Phase II Clinical and Compassionate Use Experience

We conducted a randomized, double-blind, placebo-controlled Phase II clinical trial to evaluate RI-001, RI-002’s predecessor product candidate, in immune-compromised, RSV-infected patients. This trial was conducted with 21 patients in the United States, Canada, Australia, and New Zealand.  The Phase II dose ranging trial demonstrated a statistically significant improvement in the change from baseline RSV titers to Day 18 in the high dose and low dose treatment groups when compared with placebo (p=0.0043 and p=0.0268, respectively).  The mean fold increase for high dose was 9.24 (95% CI 4.07, 21.02) and the observed mean fold increase for low dose was 4.85 (95% CI 2.22, 10.59).  The mean fold change for placebo treated patients was 1.42 (95% CI 0.64, 3.17).  In addition, more patients in the high dose (85.7%) and lose dose (42.9%) groups experienced greater than a 4-fold increase from baseline to Day 18 in RSV titer levels compared to placebo (0%).  There were no serious drug-related adverse events reported during the trial.

From April 2009 through February 2011, RI-001 was also administered to 15 compassionate use patients where physicians requested access to the product for treating their patients with documented lower respiratory tract RSV infections.  Serum samples were obtained from 13 patients. Samples showed that patients had a four-fold or greater rise in RSV antibody titers from baseline. Serum samples were not obtained from two patients that received Palivizumab.  The drug was well-tolerated in these 15 patients and there were no reports of serious adverse events attributable to RI-001.

Phase III Clinical Trial

We commenced our pivotal Phase III clinical trial of RI-002 as a treatment for PIDD in accordance with FDA Guidance for Industry. We believe the design of this clinical trial will increase the probability of successful trial enrollment.  Our pivotal Phase III clinical study is a single arm, open label study in which patients will be treated approximately once per month for 12 months of treatment plus up to 90 days for safety and monitoring follow up. We intend to treat an aggregate of between 60 and 70 patients in approximately 12 treatment centers in the United States. Dosage will vary by patient and may range from 300mg/kg to 800mg/kg, based on the patient’s current IGIV dose, every 21 to 28 days. The pivotal Phase III study’s primary endpoint is the occurrence of less than a single serious infection per person over 12 months and the secondary endpoint will be safety. We will also include other data collection points, including anti-RSV antibody levels and antibody levels for other agents as well.

Manufacturing and Supply

In order to produce plasma-derived therapeutics that can be administered to patients, raw material plasma is collected from healthy donors at plasma collection facilities licensed by the FDA.  ADMA BioCenters, an FDA-licensed source plasma collection facility, is our wholly-owned subsidiary and provides us with a portion of our plasma requirements.  By using our proprietary assay, we can identify plasma donors with elevated amounts of RSV antibodies and formulate RI-002 with an appropriate RSV titer level to ensure the final product is standardized to contain high levels of RSV antibodies.  Once source plasma has been collected, it is then fractionated and purified into specialized therapies, which are used by patients who require them.  We have agreements with independent third parties for the sourcing of blood plasma and for the fractionation and purification stages of manufacturing.  The contracts are with well-regarded facilities that are fully licensed to manufacture biologics.  We are dependent upon our third party suppliers for the manufacture of RI-002.  Our principal supplier of source plasma is Biotest AG and their United States subsidiary, Biotest Pharmaceuticals, Inc., together referred to as Biotest.

On December 31, 2012, we entered into a new Manufacturing, Supply and License Agreement with Biotest, which replaces a prior agreement that expired on December 31, 2012.  Under the agreement, we agreed to purchase exclusively from Biotest our worldwide requirements of RSV immune globulin manufactured from human plasma containing RSV antibodies.  The term of the agreement is for a period of ten years from January 1, 2013, renewable for two additional five year periods at the agreement of both parties. We are obligated under this agreement to purchase a minimum of at least one lot of product during each calendar year after the finished product is approved by the FDA.  This number is subject to increase at our option.  As consideration for Biotest’s obligations under the agreement, we are obligated to pay a dollar amount per lot of RSV immune globulin manufactured from human plasma containing RSV antibodies, as well as a percentage royalty on the sales thereof and of RI-002, up to a specified cumulative maximum.  The agreement may be terminated by either party (a) by reason of a material breach if the breaching party fails to remedy the breach within 120 days after receiving notice of the breach from the other party, (b) upon bankruptcy, insolvency, dissolution, or winding up of the other party, or (c) if the other party is unable to fulfill its obligations under the agreement for 120 consecutive days or more as a result of (a) or (b) above.

Pursuant to the terms of a Plasma Purchase Agreement with Biotest, we have agreed to purchase from Biotest an annual minimum volume of source plasma containing antibodies to RSV to be used in the manufacture of RI-002.  This volume will increase at the earlier of our receipt of a BLA from the FDA, or March 31, 2016.  We must purchase a to-be-determined and agreed upon annual minimum volume from Biotest but may also collect high-titer RSV plasma from up to five wholly-owned ADMA BioCenters.  Unless terminated earlier, the agreement expires in November 2021, after which it may be renewed for two additional five-year periods if agreed to by the parties.  Either party may terminate the agreement if the other party fails to remedy any material default in the performance of any material condition or obligation under the agreement following notice.  Either party may also terminate the agreement, after providing written notice, if a proceeding under any bankruptcy, reorganization, arrangement of debts, insolvency or receivership law is filed by or against the other party, and is not dismissed or stayed, or a receiver or trustee is appointed for all or a substantial portion of the assets of the other party, or the other party makes an assignment for the benefit of its creditors or becomes insolvent.  We may also terminate the agreement upon written notice if the clinical development of our product candidate is halted or terminated, whether by the FDA, a Data Safety Monitoring Board, or any other regulatory authority.  Upon termination of the agreement, we must pay for any source plasma already delivered to us and for any source plasma collected under the terms of the agreement.

On June 22, 2012, we entered into a Plasma Supply Agreement with Biotest for the purchase of normal source plasma from our ADMA BioCenters facility to be used in Biotest's manufacturing.  The agreement expires on December 31, 2014, unless terminated earlier as provided in the agreement.  After the initial term, the agreement may be renewed on an annual basis upon the mutual consent of the parties.  In addition to any other remedy it may have, either party has the right to terminate the agreement if the other party fails to remedy any material default in the performance of a material condition or obligation under the agreement following written notice.  In addition, upon giving the appropriate written notice, either party may terminate the agreement upon the occurrence of any of the following events: a proceeding under bankruptcy, reorganization, agreement of debts, insolvency or receivership law is filed by or against the other party, and is not dismissed or stayed, or a receiver or trustee is appointed for all or a substantial portion of the assets of the other party, or the other party makes an assignment for the benefit of its creditors or becomes insolvent.  Neither party can assign the agreement or any of its right or obligations there under without the express written consent of the other party.  However, with notice to the other party, either party without the other party’s consent may assign the agreement to (i) its affiliate, or (ii) a successor to all or substantially all of the assets relating to the business of that party which is involved in the fulfillment of its obligations under the agreement.  Under the agreement, once Biotest applies to the German Health Authority, we must use our best effort to take necessary steps as soon as possible to become compliant with such authority’s regulations and receive its certification.

On June 7, 2012, we entered into a Testing Services Agreement with Quest Diagnostics Clinical Laboratories, Inc., or Quest, in which Quest agreed to provide biomarker testing and related support services for protocol screening and recertification which are exclusive to us.  If either party believes the other party is in material breach of any of their obligations under the agreement, the non-breaching party has the right to terminate the agreement by providing the breaching party with written notice specifying the material breach(es) and indicating clearly its intention to terminate the agreement.  If the breaching party cures such breach, the non-breaching party’s notice is void.  In addition, either party can terminate the agreement without cause upon written notice.  All data, test results, studies and other information generated by Quest in performing services under the agreement will be our sole property.  Neither party can assign the agreement or any of its right or obligations under the agreement without the express written consent of the other party, except under specified circumstances.  Quest agrees and acknowledges that the Company paid for the development and validation of the testing assay and as such, the assay is the sole property of ADMA and shall only be utilized for our benefit.

Marketing and Sales

We intend to market and sell our product through a small specialty sales force, distribution relationships and other customary industry methods.  We will focus our efforts specifically on the easily identifiable treatment centers which specialize in the care and management of immune compromised individuals.  We estimate that there are approximately 500 leading specialty programs in the United States which have significant patient populations for PIDD, suitable for treatment with RI-002.  We plan to hire our own specialty sales force which will consist of account managers, medical science liaisons and other normal and customary scientific, medical and detail representatives.  Our management and board of directors has substantial prior direct marketing, sales and distribution experience with plasma derived drugs, specialty immune globulins and other biological products.  We anticipate staffing the company with additional personnel for patient support, medical affairs, quality assurance, regulatory affairs, scientific affairs, reimbursement, supply chain and logistics, human resources and financial and other operational management positions.  As is normal and customary in the plasma products industry, we may also use a network of national distribution organizations that have specialty divisions that focus on plasma products to fulfill orders for RI-002.

In a license agreement effective December 31, 2012, we granted Biotest an exclusive license to market and sell RSV antibody-enriched IGIV in Europe and in selected countries in North Africa and the Middle East, collectively referred to as the Territory, to have access to our testing services for testing of Biotest’s plasma samples using our proprietary RSV assay, and to reference (but not access) our proprietary information for the purpose of Biotest seeking regulatory approval for the RSV antibody-enriched IGIV in the Territory.  As consideration for the license, Biotest agreed to provide us with certain services at no charge and also compensate us with cash payments upon the completion of certain milestones.  Biotest is also obligated to pay us an adjustable royalty based on a percentage of revenues from the sale of RSV antibody-enriched IGIV in the Territory for 20 years from the date of first commercial sale. Additionally, Biotest has agreed to grant us an exclusive license for marketing and sales in the United States and Canada for Biotest’s Varicella Zoster Immune Globulin, or VZIG, the terms of which we expect to finalize by the end of the second quarter of 2013.

Competition

Although blood plasma and its derivative proteins are not subject to patent protection, the FDA recognizes each immunoglobulin product as unique and generally requires a separate IND, clinical trial and BLA for each as a condition to approval.  Regardless of whether competitors are able to develop an assay that can achieve our level of consistency and reproducibility in providing RSV antibody titer data, we believe they would still be required to validate and qualify such an assay as well as conduct clinical trials and undergo an FDA review prior to marketing an immune globulin product.  The plasma products industry is highly competitive.  We face, and will continue to face, intense competition from both United States-based and foreign producers of plasma products, some of which have lower cost structures, greater access to capital, direct ownership of manufacturing facilities, greater resources for research and development, and sophisticated marketing capabilities.

These competitors may include Baxter HealthCare Corporation, CSL Behring, Grifols Biologicals, Octapharma and Biotest.  In addition to competition from other large worldwide plasma products providers, we face competition in local areas from smaller entities.  In Europe, where the industry is highly regulated and health care systems vary from country to country, local companies may have greater knowledge of local health care systems, more established infrastructures and have existing regulatory approvals or a better understanding of the local regulatory process, allowing them to market their products more quickly.  Moreover, plasma therapy generally faces competition from non-plasma products and other courses of treatments.  For example, recombinant Factor VIII products compete with plasma-derived products in the treatment of Hemophilia A.

Intellectual Property

We rely on a combination of trade secrets and nondisclosure and non-competition agreements to protect our proprietary intellectual property and will continue to do so.  We do not own any issued patents.  We also seek to enhance and ensure our competitive position through a variety of means including our unique and proprietary plasma donor selection criteria, our proprietary formulation methodology for plasma pooling, and the proprietary reagents, controls, testing standards, standard operating procedures and methods we use in our anti-RSV microneutralization assay.  While we intend to defend against any threats to our intellectual property, there can be no assurance that our trade secret policies and practices or other agreements will adequately protect our intellectual property.  We seek to preserve the integrity and confidentiality of our data and trade secrets by limiting access to such data and trade secrets to only certain individuals who have a need to know and who are subject to confidentiality obligations, and  maintaining physical security of our premises and physical and electronic security of our information technology systems.  These processes, systems, and/or security measures may be breached, and we may not have adequate remedies as a result of any such breaches.  Third parties may also own or could obtain patents that may require us to negotiate licenses to conduct our business, and there can be no assurance that the required licenses would be available on reasonable terms or at all.

In addition, our trade secrets may otherwise become known or be independently discovered by competitors.  We also seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors.  Although we rely, in part, on confidentiality, nondisclosure and non-competition agreements with employees, consultants and other parties with access to our proprietary information to protect our trade secrets, proprietary technology, processes and other proprietary rights, there can be no assurance that these agreements or any other security measures relating to such trade secrets, proprietary technology, processes and proprietary rights will be adequate, will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or proprietary knowledge.  To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.  We have two pending provisional patent applications filed with the United States relating to expanded hyperimmune globulin products (which do not relate to our primary product candidate).

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the testing (preclinical and clinical), manufacturing, labeling, storage, recordkeeping, advertising, promotion, import, export, marketing and distribution, among other things, of products and product candidates.  If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted.  We and our manufacturers may also be subject to regulations under other federal, state, and local laws.

United States Government Regulation

In the United States, the FDA regulates products under the Federal Food, Drug, and Cosmetic Act, or FDCA, and related regulations.  The process required by the FDA before our product candidates may be marketed in the United States generally involves the following (although the FDA is given wide discretion to impose different or more stringent requirements on a case-by-case basis):

1.
completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies performed in accordance with the FDA’s good laboratory practice regulations and other regulations;

2.	submission to the FDA of an Investigational New Drug, or IND, application which must become effective before clinical trials may begin;

3.	performance of adequate and well-controlled clinical trials meeting FDA requirements to establish the safety and efficacy of the product candidate for each proposed indication;

4.
manufacturing (through an FDA-licensed contract manufacturing organization) of product in accordance with current Good Manufacturing Practices, or cGMP, to be used in the clinical trials and providing manufacturing information need in regulatory filings;

5.	submission of a BLA to the FDA;

6.
satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product candidate is produced, and potentially other involved facilities as well, to assess compliance with cGMP regulations and other applicable regulations; and

7.	the FDA review and approval of the BLA prior to any commercial marketing, sale or shipment of the product.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.  See “Risk Factors.”

We submit manufacturing and analytical data, among other information, to the FDA as part of an IND application.  Subject to certain exceptions, an IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, issues a clinical hold to delay a proposed clinical investigation due to concerns or questions about the product or the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks.  In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.  Our submission of an IND, or those of our collaboration partners, may not result in the FDA allowance to commence a clinical trial.  A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development.  The FDA must also approve certain changes to an existing IND, such as certain manufacturing changes.  Further, an independent institutional review board, or IRB, duly constituted to meet FDA requirements, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the safety of the study and study subjects until completed.  The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.  Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, requirements and regulations for informed consent.

Clinical Trials

For purposes of BLA submission and approval, clinical trials are typically conducted in the following three sequential phases, which may overlap (although additional or different trials may be required by the FDA as well):

1.
Phase I clinical trials are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.

2.
Phase II clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product candidate for specific targeted indications and to determine tolerance and optimal dosage.  Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials.

3.
Certain Phase III clinical trials are referred to as pivotal trials.  When Phase II clinical trials demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to provide substantial evidence of reproducibility of clinical efficacy results and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

A BLA must contain data to assess the safety and effectiveness of the product candidate for the claimed indications in all relevant pediatric subpopulations. The FDA may grant deferrals for submission of data or full or partial waivers. In some cases, the FDA may condition continued approval of a BLA on the sponsor’s agreement to conduct additional clinical trials, or other commitments.  Such post-approval studies are typically referred to as Phase IV studies.

Biological License Application

The results of product candidate development, preclinical testing and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, and the payment of a user fee, are submitted to the FDA as part of a BLA.  The FDA reviews all BLAs submitted before it accepts them for filing and may reject the filing as inadequate to merit review or may request additional information to be submitted in a very short time frame before accepting a BLA for filing.  Once a BLA is accepted for filing, the FDA begins an in-depth review of the application.

During its review of a BLA, the FDA may refer the application to an advisory committee of experts for their review, evaluation and recommendation as to whether the application should be approved, which information is taken into consideration along with FDA’s own review findings.  The FDA may refuse to approve a BLA and issue a Complete Response Letter, or CRL if the applicable regulatory criteria are not satisfied.  In a CRL, it may also require additional clinical or other data, including one or more additional pivotal Phase III clinical trials.  Even if such requested data are submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval and issue a denial of the BLA.  Data from clinical trials are not always conclusive and the FDA may interpret data differently than we do.  If the FDA’s evaluations of the BLA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue an approval letter or a CRL, which contains the conditions that must be met in order to secure final approval of the BLA.  If a CRL is issued, if and when those items have been resolved to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the product for certain indications.  The FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market.  In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.  Products may be marketed only for the FDA-approved indications and in accordance with the FDA-approved label.  Further, if there are any modifications to the product, including changes in indications, other labeling changes, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials, and/or require additional manufacturing data.

Satisfaction of the FDA regulations and approval requirements or similar requirements of foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.  Typically, if a product candidate is intended to treat a chronic disease, as is the case with RI-002, safety and efficacy data must be gathered over an extended period of time.  Government regulation may delay or prevent marketing of product candidates for a considerable period of time and impose costly procedures upon our activities.  The FDA or any other regulatory agency may not grant approvals for changes in dose form or new indications for a product candidate on a timely basis, or at all.  Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages.  Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.  Delays in obtaining, or failures to obtain, regulatory approvals for any of our product candidates would harm our business.  In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

Other Regulatory Requirements

Any products manufactured or distributed by us pursuant to future FDA approvals are subject to continuing regulation by the FDA, including certain kinds of monitoring in the manufacturing of our products, recordkeeping requirements and reporting of adverse experiences associated with the product.  Product manufacturers and their subcontractors are required to register with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers.  Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, sales or use, seizure of product, injunctive action or possible fines and other penalties.  We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements.  If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a product from distribution, or withdraw approval of the BLA for that product.

The FDA closely regulates the post-approval marketing and promotion of products, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet.  A company can make only those claims relating to safety and efficacy that are approved by the FDA.  Failure to comply with these requirements can result in adverse publicity, warning and/or other regulatory letters, corrective advertising and potential major fines and other penalties.

Regulation of ADMA BioCenters

All blood and blood product collection and manufacturing centers which engage in interstate commerce must be licensed by the FDA.  In order to achieve licensure, the organization must submit a BLA and undergo pre-licensure inspection.  ADMA BioCenters has completed these requirements and received its FDA license in August 2011.  In order to maintain the license, the facilities operated by ADMA BioCenters will be inspected at least every two years.  ADMA BioCenters is also required to submit annual reports to the FDA.

Blood plasma collection and manufacturing centers are also subject to the Clinical Laboratory Improvement Amendments, or CLIA, state licensure, and compliance with industry standards such as the International Quality Plasma Program, or IQPP. Compliance with state and industry standards is verified by means of routine inspection. We believe that ADMA BioCenters is currently in compliance with state and industry standards.  Delays in obtaining, or failures to obtain, regulatory approvals for any facility operated by ADMA BioCenters would harm our business.  In addition, we cannot predict what adverse federal and state regulations and industry standards may arise in the future.

Foreign Regulation

In addition to regulations in the United States, if we choose to pursue clinical development and commercialization in the European Union, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of any future product.  Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries.  The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval.  The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure.  The centralized procedure provides for the grant of a single marking authorization that is valid for all European Union member states.  The mutual recognition procedure provides for mutual recognition of national approval decisions.  Under this procedure, the holder of a national marking authorization may submit an application to the remaining member states.  Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval, refuse it or request additional information.

Research and Development

Our expenditures on research and development were approximately $0.6 million and $3.5 million for the fiscal years ended December 31, 2011 and 2012, respectively.

Employees

We have 27 full-time employees, as well as additional consultants and temporary staff. Nine of our full-time employees work in research, development and general administrative services. The remaining 18 employees work at our plasma center.

Properties

Our executive offices are located in approximately 5,000 square feet of space at 65 Commerce Way, Hackensack, New Jersey, 07601.  Our telephone number is (201) 478-5552.  Currently we operate under a shared services agreement with Areth, LLC for the office, warehouse space and related services and have the ability to cancel this agreement upon 30 days’ notice.  Areth, LLC is a company controlled by Dr. Jerrold B. Grossman, our Vice Chairman, and we pay monthly fees for the use of such office space and for other information technology, general warehousing and administrative services.  Rent under the shared services agreement is $8,037 per month. We intend to relocate our offices in the immediate future, in the same geographic area as we currently occupy and we anticipate that we will continue to maintain a services relationship with Areth LLC which owns other property we will likely occupy for the same or substantially similar rent. We do not anticipate the amount of space and cost of rent to materially change from current levels.

ADMA BioCenters’ facility is located at 6290 Jimmy Carter Boulevard, Suite 208, Norcross, Georgia.  In June 2008, we entered into a lease of the property for approximately 15,000 square feet of space which has been designed to meet the needs of a plasma collection center.  The current rent is $15,475 per month.  Annual rent increases of no more than 2.5% per year are provided for in the lease agreement.  The lease agreement expires on September 30, 2018.

Legal Proceedings

We are not involved in any pending legal proceedings and are not aware of any threatened legal proceedings against us.

Management

Our directors and executive officers are as follows:

Name	Age	Positions
Steven A. Elms	49	Chairman of the Board of Directors

Dr. Jerrold B. Grossman	65	Vice Chairman of the Board of Directors

Adam S. Grossman	36	Director, President and Chief Executive Officer

Bryant E. Fong	40	Director

Dov A. Goldstein, M.D.	45	Director

Lawrence P. Guiheen	62	Director

Eric I. Richman	52	Director

Brian Lenz	40	Chief Financial Officer

James Mond, M.D., Ph.D.	67	Chief Scientific and Medical Officer

Our directors hold office until the earlier of their death, resignation, removal or until their successors have been duly elected and qualified.  Our executive officers are appointed by the board of directors and serve at the discretion of the board.  Other than as disclosed below, there are no family relationships among our directors and executive officers.

Steven A. Elms – Chairman.  Mr. Elms has been a director of ADMA since 2007.  Mr. Elms serves as a Managing Partner at Aisling Capital, which he joined in 2000.  Previously, he was a Principal in the Life Sciences Investment Banking Group of Hambrecht & Quist.  During his five years at Hambrecht & Quist, Mr. Elms was involved in over 60 financing and merger and acquisition transactions, helping clients raise in excess of $3.3 billion in capital.  Prior to joining Hambrecht & Quist, Mr. Elms traded mortgage-backed securities at Donaldson, Lufkin & Jenrette.  His previous healthcare sector experience includes over two years as a pharmaceutical sales representative for Marion Laboratories and two years as a consultant for The Wilkerson Group.  Mr. Elms received a B.A. in Human Biology from Stanford University and an M.B.A. from Kellogg Graduate School of Management at Northwestern University.  Mr. Elms serves on the boards of Pernix Therapeutics Holdings, Inc. and a number of other private companies.  Mr. Elms was chosen to serve on the Board of Directors because of his valuable experience in the investment and investment banking industry, particularly with respect to strategic and financing transactions.

Jerrold B. Grossman D.P.S. – Founder and Vice Chairman.  Dr. Grossman has been a director of ADMA since 2007.  He served as the Chief Executive Officer of ADMA, on a part-time basis, between 2007 and October 2011.  He is the founder and Chief Executive Officer of National Hospital Specialties, a specialty plasma derivatives distribution business, and has served as CEO of that company since 1980.  Additionally, Dr. Grossman is the founder and President of GenesisBPS, a medical device firm specializing in blood collection and processing equipment, and has served as President of that company since 1990.  Previously, he has held positions at the New York Blood Center and Immuno-U.S., Inc. Currently, he serves as the Chairman of the Board of Bergen Community Blood Services, is a member of the New Jersey Blood Bank Task Force and a founder and director of the New Jersey Association of Blood Bank Professionals.  He is a founder and director of Pascack Bancorp, Inc. and chairman of its Investment and Funds Management Committee.  Dr. Grossman has also provided consulting services to various government agencies and international organizations.  He received a B.A. in Economics and Finance from Fairleigh Dickinson University, an M.B.A. from Fairleigh Dickinson University, and his D.P.S. in Business Management from Pace University.  Dr. Grossman is the father of Adam S. Grossman, our President and Chief Executive Officer.  He was chosen to serve on the Board of Directors because of his role as founder and past CEO of the Company, as well as his more than 35 years of experience serving a variety of companies and associations in the blood and plasma industry.

Adam S. Grossman – Founder, Director, President and Chief Executive Officer.  Mr. Grossman has been a director of ADMA since 2007, has served as ADMA’s President and Chief Executive Officer since October 2011 and as ADMA’s President and Chief Operating Officer between 2007 and October 2011.  Mr. Grossman has over 15 years experience in the blood and plasma industry.  Prior to founding ADMA, Mr. Grossman was the Executive Vice President of National Hospital Specialties and GenesisBPS, a position he held between 1994 and 2011.  He has experience in launching new products, building and managing national and international sales forces, managing clinical trials, and completing numerous business development transactions.  Previously, he worked at MedImmune, Inc., where he worked on marketing teams for RSV and CMV immunoglobulins, and at the American Red Cross, where he launched new products with the Biomedical Services division.  Mr. Grossman received a B.S. in Business Administration, with a specialization in International Business and Marketing, from American University.  Mr. Grossman is the son of Dr. Jerrold B. Grossman, our Vice Chairman.  Mr. Grossman was chosen to serve on the Board of Directors because, as ADMA’s Chief Executive Officer, he is able to provide the Board with critical insight into the day-to-day operations of the Company.

Bryant E. Fong – Director.  Mr. Fong, who became a director of ADMA in 2012, joined Burrill & Company, an affiliate of Burrill, in 1998 and has more than 16 years of experience in the biotechnology industry.  His current position at Burrill & Company is Managing Director and Co-Head of Venture Capital, a position he has held since 2009.  Burrill & Company invests in life science companies whose technologies and products are applicable across a wide range of life science sub-sectors.  Prior to joining Burrill & Company, Mr. Fong held positions as a biochemist and molecular biologist with two early stage biotechnology companies located in the San Francisco Bay Area.  Mr. Fong’s aggregate research experiences include recombinant protein expression in yeast, development of linear artificial chromosomes for pathway engineering/heterologous gene transfer in yeast, and catalytic RNA technology.  Mr. Fong currently serves on the boards of directors of a number of private life science companies.  Mr. Fong earned his bachelors degree with honors in Molecular and Cell Biology-Biochemistry from the University of California, Berkeley.  Mr. Fong was chosen by Burrill to serve on the Board of Directors because of his extensive experience in the biotechnology industry.

Dov A. Goldstein, M.D. – Director. Dr. Goldstein has been a director of ADMA since 2007. Dr. Goldstein has been a partner at Aisling Capital since 2008 and was employed as a principal at Aisling Capital from 2006 to 2008. From 2000 to 2005, Dr. Goldstein served as Chief Financial Officer of Vicuron Pharmaceuticals Inc., which was acquired by Pfizer in September 2005. Prior to joining Vicuron, Dr. Goldstein was Director of Venture Analysis at HealthCare Ventures. He also completed an internship in the Department of Medicine at Columbia-Presbyterian Hospital. Dr. Goldstein currently serves as a director of Cempra Pharmaceuticals, Durata Therapeutics, Inc. and Esperion Therapeutics, Inc. Dr. Goldstein received a B.S. from Stanford University, an M.B.A. from Columbia Business School and received his M.D. from Yale School of Medicine. We believe that Dr. Goldstein’s medical training and his experience in the biopharmaceutical industry as a venture capital investor, as an executive of Vicuron and a member of the boards of directors of other biopharmaceutical companies give him the qualifications and skills to serve as a director, including a valuable perspective on our business.

Lawrence P. Guiheen – Director.  Mr. Guiheen, who became a director of ADMA in July 2012, has over 25 years of experience in the blood and plasma industry.  Since July 2011, Mr. Guiheen has been principal of Guiheen and Associates, a consulting group that specializes in biopharmaceutical, pharmaceutical and medical device commercialization.  Prior to July 2011, Mr. Guiheen was employed by Baxter Healthcare Corporation for over 30 years.  Most recently he held the positions of General Manager Global Hemophilia Franchise (from December 2010), President of Global BioPharmaceuticals for Baxter Healthcare’s BioScience Division (March 2010 - December 2010) and President of BioPharmaceuticals US (January 2004 - March 2010).  Mr. Guiheen had been a member of the BioScience Division’s Senior Management Team for over 14 years and has extensive experience leading global and domestic commercial organizations in the plasma and recombinant therapies.  Mr. Guiheen is past Chairman of the Global Board of Directors for the Plasma Proteins Therapeutics Association (PPTA) and a past member of the Board of Directors of California Healthcare Institute (CHI).  Mr. Guiheen holds a Bachelor of Arts degree in business administration from Rutgers University.  Mr. Guiheen was chosen to serve on the Board of Directors because of his extensive experience in the plasma and pharmaceutical industries.

Eric I. Richman – Director.  Mr. Richman has been a director of ADMA since 2007.  Mr. Richman is the President and Chief Executive Officer of biodefense company PharmAthene, Inc.  He has served in that position since October 2010.  He served as the President and interim Chief Executive Officer of PharmAthene between May and October 2010, as President and Chief Operating Officer between March and May 2010 and as Senior Vice President, Business Development and Strategic Planning between August 2003 and March 2010.  He has also served on PharmAthene’s board of directors since May 2010.  Prior to joining PharmAthene, Mr. Richman held various commercial and strategic positions of increasing responsibility over a 12 year period at MedImmune, Inc. from its inception and was Director, International Commercialization at that company.  Mr. Richman served as director of Lev Pharmaceuticals and Chairman of its Commercialization Committee and currently serves as director of American Bank.  Mr. Richman received a Bachelor of Science in Biomedical Science from the Sophie Davis School of Biomedical Education (CUNY Medical School) and a Master of Business Administration from the American Graduate School of International Management.  Mr. Richman was chosen to serve on the Board of Directors because of his experience in the development and commercialization of plasma-derived products and experience as an executive officer of PharmAthene.

Brian Lenz – Chief Financial Officer.  Mr. Lenz joined us as Chief Financial Officer on May 1, 2012.  Mr. Lenz was previously at CorMedix Inc., a developmental-stage pharmaceutical and medical device company, where he held the position of Chief Financial Officer from February 2010 and Chief Operating Officer and Chief Financial Officer from January 2012.  Prior to joining CorMedix, Mr. Lenz was CFO of Arno Therapeutics from July 2008 to February 2010, CFO of VioQuest Pharmaceuticals from April 2004 to June 2008, Controller of Chiral Quest, Inc., a subsidiary of VioQuest Pharmaceuticals, from October 2003 to March 2004, Controller of Smiths Detection from July 2000 to October 2003, and senior auditor at KPMG, LLP from October 1998 to July 2000.  Mr. Lenz received a B.S. from Rider University, an M.B.A. from Saint Joseph’s University and is a licensed Certified Public Accountant.

James Mond, M.D., Ph.D. – Chief Scientific and Medical Officer.  Dr. Mond joined us as Chief Scientific and Medical Officer on July 18, 2012.  Dr. Mond was most recently Chief Scientific Officer and Executive Vice President at Biosynexus, where he was responsible for the preclinical and clinical development of three drug candidates from December 1999 through June 2011.  Biosynexus engaged in immunological and non-immunologic approaches to treat or prevent staphylococcus infections.  Dr. Mond also functioned as its Chief Medical Officer and had extensive involvement with the Food and Drug Administration in designing clinical studies. While at Biosynexus Dr. Mond served as Chief Medical Officer for a Phase III clinical trial that was run in 93 neonatal intensive care units in Europe and North America.  Prior to that time, he was professor of Medicine, Rheumatology and Immunology at the Uniformed Services University of the Health Sciences in Bethesda, Maryland, actively practicing internal medicine, rheumatology and teaching medical students.  Dr. Mond’s lab invented a vaccine technology that was licensed to GlaxoSmithKline and is currently the basis of a number of pediatric vaccines that are commercialized around the world.  Dr. Mond also led the laboratory of Immunology at the University and authored 168 papers published in peer reviewed scientific journals and 20 invited articles and book chapters.  He has over 20 issued patents in the area of vaccines. Dr. Mond received his M.D and Ph.D. from the New York University Medical School.

Director Independence

We are not currently a “listed company” under SEC rules and are therefore not required to have a board comprising a majority of independent directors or separate committees comprised of independent directors.  We use the definition of “independence” under the NASDAQ Rules, as applicable and as may be modified or supplemented from time to time and the interpretations thereunder, to determine if the members of our Board are independent.  In making this determination, our Board considers, among other things, transactions and relationships between each director and his immediate family and the Company, including those reported in this prospectus under the caption “Certain Relationships and Related Transactions.”  The purpose of this review is to determine whether any such relationships or transactions are material and, therefore, inconsistent with a determination that the directors are independent.  On the basis of such review and its understanding of such relationships and transactions, our Board is expected to determine that four of our Board members, Mr. Richman, Dr. Goldstein, Mr. Fong and Mr. Guiheen, are independent directors.

Nominating Rights

Following our 2012 merger, our Board was reconstituted to include designees of certain of our stockholders. Bryant Fong is the designee of Burrill Capital Fund IV, LP, or Burrill, Steven Elms is the designee of Aisling Capital II, L.P., or Aisling, and Dr. Jerrold B. Grossman is the designer of Jerrold and Adam Grossman and their related entities, or the Grossman Group, Burrill, Aisiling and the Grossman Group were lead investors in the 2012 Financing. Each of the lead investors is entitled to designate one nominee to our board of directors for as long as it owns 50% of the shares of common stock that it received in the Merger in exchange for the shares of Former ADMA's common stock that it owned immediately following the closing of the 2012 Financing.

Board Committees

The following section describes the standing committees of our Board of Directors.  The charter of each Board Committee is available free of charge on our website, www.admabiologics.com, under “Investors - Corporate Governance” or by directing a written request to our Corporate Secretary c/o ADMA Biologics, Inc., 65 Commerce Way, Hackensack, New Jersey 07601.

Audit Committee

The primary functions of the Audit Committee are to: (a) review the financial reports and other financial information prepared by the Company for submission to any governmental or regulatory body or the public and monitor the integrity of such financial reports; (b) review the Company’s systems of internal controls established for finance, accounting, legal compliance and ethics; (c) review the Company’s accounting and financial reporting processes generally and the audits of the financial statements of the Company; (d) monitor compliance with legal regulatory requirements; (e) monitor the independence and performance of the Company’s registered independent public accounting firm; and (f) provide effective communication between the Board, senior and financial management and the Company’s registered independent public accounting firm.

The members of our Audit Committee are Eric Richman (Chair), Lawrence P. Guiheen and Bryant Fong.  Our Board is expected to determine that each committee member meets the independence criteria for directors set forth under the NASDAQ Rules and the additional independence criteria for members of audit committees specified in the NASDAQ Rules and Rule 10A-3 under the Exchange Act of 1934.

Our Board is expected to determine that Mr. Richman, the chairman of the Audit Committee, qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

Compensation Committee

The members of our Board’s Compensation Committee are Dr. Goldstein (Chairman), Mr. Richman and Mr. Fong.  The current members of our Compensation Committee are expected to be “independent” as required by the NASDAQ Rules and in accordance with the requirements of Section 952 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  Each member of the Committee qualifies as an outside director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Company’s executive compensation program is administered by the Compensation Committee.  The primary functions of the Compensation Committee are to: review and recommend to the Board of Directors, or the Board, appropriate executive compensation policies, compensation of the directors and officers, and executive and employee benefit plans and programs, and oversee such policies, compensation, plans and programs approved by the Board and, where appropriate, by the shareholders.

Compensation of our President and Chief Executive Officer is determined, or recommended to the Board for determination, by the Compensation Committee comprised solely of independent directors.  The President and Chief Executive Officer is not present during voting or deliberations.  Compensation for all other officers is determined, or recommended to the Board for determination, by the Compensation Committee comprised solely of independent directors.

Under the Compensation Committee Charter, our President and Chief Executive Officer and our Chairman of the Board may recommend to the Compensation Committee individual compensation awards for our officers.  The Compensation Committee would then have to review the recommendation and make its own recommendation to the Board.

Governance and Nominations Committee

The members of our Board’s Governance and Nominations Committee are Mr. Guiheen (Chairman), Mr. Fong and Mr. Richman, all of whom are expected to be “independent” as required by the NASDAQ Rules.

The primary functions of the Governance and Nominations Committee are to: review and make recommendations on the range of skills and expertise which should be represented on the Board, and the eligibility criteria for individual Board and Committee membership; review and recommend to the Board the appropriate structure of the Board; identify individuals qualified to become Board members and recommend to the Board the nominees for election to the Board at the next Annual Meeting of Stockholders; implement a policy and procedures with regard to consideration of any director candidate recommended by stockholders; retain and terminate any search firm to be used to identify director candidates, and to approve the search firm, fees and other retention terms; and review and recommend to the Board the appropriate structure of Board Committees, Committee assignments and the Board Committee chairman.

Among the factors the Governance and Nominations Committee considers when determining persons to be nominated include whether such individuals are actively engaged in business endeavors, have an understanding of financial statements, corporate budgeting and capital structure, are familiar with the requirements of a publicly traded company, are familiar with industries relevant to our business endeavors, are willing to devote significant time to the oversight duties of the Board of Directors of a public company, and are able to promote a diversity of views based on the person’s education, experience and professional employment. The Governance and Nominations Committee evaluates each individual in the context of the board as a whole, with the objective of recommending a group of persons that can best implement our business plan, perpetuate our business and represent stockholder interests.  The Governance and Nominations Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time.

The Company is of the view that the continuing service of qualified incumbents promotes stability and continuity in the board room, contributing to the ability of the Board of Directors to work as a collective body, while giving the Company the benefit of the familiarity and insight into the Company’s affairs that its directors have accumulated during their tenure.  Accordingly, the process of the Governance and Nominations Committee for identifying nominees reflects the Company’s practice of re-nominating incumbent directors who continue to satisfy the Governance and Nominations Committee’s criteria for membership on the Board of Directors, whom the Governance and Nominations Committee believes continue to make important contributions to the Board of Directors and who consent to continue their service on the Board of Directors.  The Governance and Nominations Committee will identify and/or solicit recommendations for new candidates when there is no qualified and available incumbent.

The Governance and Nominations Committee will consider nominees recommended by stockholders.  There are no differences in the manner in which the committee evaluates nominees for director based on whether the nominee is recommended by a stockholder.  Stockholders who would like to have our Governance and Nominations Committee consider their recommendations for nominees for the position of director, should submit their recommendations, in accordance with the procedures set forth below, in writing to: Corporate Secretary, ADMA Biologics, Inc., 65 Commerce Way, Hackensack, New Jersey.

For nominations, a stockholder’s notice must include: (i) as to each person whom the stockholder proposes to nominate for election as a director, (A) the name, age, business address and residential address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of stock of ADMA that are beneficially owned by such person, (D) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the SEC promulgated under the Exchange Act, and (E) the written consent of the nominee to be named in the proxy statement as a nominee and to serve as a director if elected and (ii) as to the stockholder giving the notice, (A) the name, business address, and residential address, as they appear on our stock transfer books, of the nominating stockholder, (B) a representation that the nominating stockholder is a stockholder of record and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (C) the class and number of shares of stock of ADMA beneficially owned by the nominating stockholder and (D) a description of all arrangements or understandings between the nominating stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the nominating stockholder.

Code of Ethics

Our Code of Ethics and Business Conduct, or the Code, applies to all directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, and contains the general guidelines for conducting the business of the Company.  The overall purpose of the Code is to ensure compliance of general guidelines for conducting the business of the Company consistent with the understanding of Company personnel of the Company’s standards of ethical business practices.  The Code includes provisions relating to compliance with all laws and regulations governing its operations, compliance with Regulation FD, professional and personal use of the Company’s information systems, the Company’s commitment to providing a safe, orderly, diverse and tolerant work environment that is free of any discrimination or harassment, and the Company’s employment practices regarding alcohol, drugs and violence prevention.  All of our directors, officers and employees are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.  The Company has posted the Code, and will post any amendments to the Code, as well as any waivers that are required to be disclosed by the rules of the SEC, on the Company’s web site at www.admabiologics .com .  A copy of our Code will also be provided to any person requesting same without charge.  To request a copy of our Code, please make written request to our Corporate Secretary c/o ADMA Biologics, Inc., 65 Commerce Way, Hackensack, New Jersey 07601.

Stockholder Communications

As of the date of this prospectus, we do not yet have a defined process for security holders to send communications to the Board.  Security holders that wish to communicate with the Board are encouraged to contact the Company at its principal executive offices by letter or telephone.

Director Compensation

The following table sets forth the compensation paid to non-executive directors for the year ended December 31, 2012.

For the Fiscal Year Ended December 31, 2012

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2)	Total ($)

Dr. Jerrold B. Grossman (3)	75,000	180,700	255,700
Steven A. Elms (4)	20,000	90,400	110,400
Dov A. Goldstein, M.D. (4)	30,000	90,400	120,400
Eric I. Richman	35,000	180,700	215,700
Bryant E. Fong (5)	20,000	90,400	110,400
Lawrence P. Guiheen (6)	15,000	91,500	106,500

(1)           The amounts reflected in this column represent the cash fees earned by non-executive directors for services during 2012.  Fees earned are based on membership on the Board, committee membership and committee leadership positions. Of the amounts shown, 50% were paid in 2012 and 50% in 2013, except for Mr. Guiheen, who received the full amount in 2013, and  Dr. Grossman, who received $25,000 in 2012, $25,000 in 2013 and an additional $25,000 cash payment in 2013.  Please refer to our general policy on compensation of the members of our Board below in the section entitled “General Policy Regarding Compensation of Directors.”

(2)           The amounts in this column represent the aggregate grant date fair value for stock option awards issued during 2012 computed in accordance with FAS ASC Topic 718.  Please see footnote (5) to the Summary Compensation Table below for relevant assumptions made.  As of December 31, 2012, the aggregate number of option awards outstanding (vested and unvested) for Dr. Grossman was 81,861, for Mr. Elms was 16,837, for Dr. Goldstein was 16,837, for Mr. Richman was 41,144, for Mr. Fong was 16,837 and for Mr. Guiheen was 16,837.

(3)           Amount also reflects an additional $25,000 cash payment made in 2013 for services rendered in 2012.

(4)           Board fees and option grants paid to Mr. Elms and Dr. Goldstein are assigned to Aisling.

(5)           Mr. Fong joined our Board in February 2012.  Board fees and option grants paid to Mr. Fong are assigned to Burrill.

(6)           Mr. Guiheen joined our Board in July 2012.

Prior to the merger, it had been ADMA’s policy to pay Mr. Richman $2,000 per Board meeting attended.  On February 8, 2008, ADMA granted Mr. Richman options to purchase 2,800 shares at an exercise price of $2.68, which vested over four years.  On January 22, 2009, ADMA granted Mr. Richman options to purchase 4,668 shares at an exercise price of $1.35, which were fully vested on the date of grant.  Exercise price and number of shares underlying the options have been adjusted to reflect the 1-for-6.8 share reverse split in 2012.  On April 4, 2012, ADMA granted Mr. Richman options to purchase 33,676 shares of common stock at an exercise price of $7.56, which vest over four years with 25% vesting on April 4, 2013, the first anniversary of the date of grant, and the remaining 75% vesting pro rata over the next 36 months.

Prior to April 4, 2012, Dr. Grossman, Mr. Grossman, Mr. Elms and Dr. Goldstein had not been paid any compensation for their services on the Board of ADMA.  On April 4, 2012, ADMA granted Dr. Grossman options to purchase 33,676 shares of common stock and each of Mr. Elms, Dr. Goldstein and Mr. Fong options to purchase 16,837 shares of common stock, each at an exercise price of $7.56 and vesting over four years with 25% vesting on April 4, 2013, the first anniversary of the date of grant, and the remaining 75% vesting pro rata over the next 36 months.  On July 17, 2012, in connection with his appointment to the Board, Lawrence Guiheen was also granted options to purchase 16,837 shares of common stock pursuant to the same terms (with initial vesting occurring on July 17, 2013, the first anniversary of the date of grant).  Our directors have been, and will continue to be, reimbursed for the reasonable out-of-pocket costs incurred by them in connection with travel to and from Board and committee meetings.  Such reimbursements did not amount to $10,000 or more for any one of them in 2012.

General Policy Regarding Compensation of Directors

ADMA expects to pay its non-executive Vice Chairman, Dr. Jerrold B. Grossman, annual director fees of $50,000, subject to an additional payment of $25,000 per year at the discretion of the Board.  The Board exercised such discretion in favor of Dr. Grossman in January 2012 with respect to 2012 services.  On June 19, 2012, the Board approved a Board compensation program pursuant to which each director of the Company will be paid a cash retainer equal to $20,000 payable on an annual basis immediately following the date of the Company’s annual meeting; the Chairman of the Board’s Audit Committee will be paid $15,000 (in addition to any amounts payable for service on the Board), payable on an annual basis immediately following the date of the Company’s annual meeting; the Chairman of the Board’s Compensation Committee and the Chairman of the Board’s Governance and Nominations Committee each will be paid $10,000 (in addition to any amounts payable for service on the Board), payable on an annual basis immediately following the date of the Company’s annual meeting; and the grant of stock purchase options to the Board members on an annual basis following the date of the Company’s annual meeting, in an amount determined in good faith by the Board and granted pursuant to the Company’s 2007 Employee Stock Option Plan.  On August 7, 2012, the Board amended its compensation program to provide for the disbursement of 50% of annual Board and Committee fees on January 1 and 50% on July 1 of each year.

Our sole director prior to the February 2012 merger, Mr. Arnold P. Kling, did not receive any compensation from us during the fiscal years ended June 30, 2010 and 2011.  Information regarding compensation for those of our directors who are also employees is set forth in the Executive Compensation – Summary Compensation Table below.

Executive Compensation

The following table sets forth, for the periods indicated, all of the compensation awarded to, earned by or paid to (i) each individual serving as ADMA’s principal executive officer during our last completed fiscal year; and (ii) each other individual that served as ADMA’s executive officer at the conclusion of the fiscal year ended December 31, 2012 and who received in excess of $100,000 in compensation during such fiscal year collectively referred to as the named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus (1)	Stock Options (2)	Total

Adam S. Grossman	2012	$332,692	$100,000	$1,441,500	$1,874,192

Director, President and Chief Executive Officer (3)	2011	$218,269	$50,000	$-	$268,269

Dr. James Mond	2012	$115,000	$52,000	$729,900	$896,900

Chief Scientific and Medical Officer (4)	2011	$-	$-	$-	$-

Brian Lenz	2012	$168,365	$77,250	$450,200	$695,815

Chief Financial Officer (5)	2011	$-	$-	$-	$-

(1)      Bonuses for 2012 were paid in January 2013.  The 2011 bonus for Mr. Grossman was paid in February 2012 in connection with Mr. Grossman’s new employment agreement with respect to service provided in 2011.

(2)      The amount reflected in the table represents the aggregate grant-date fair value of options computed in accordance with FASB ASC Topic 718 (formerly FAS 123R). We estimate the fair value of each option on the grant date using the Black-Scholes model with the following assumptions: To determine the risk-free interest rate, we utilized the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected term of our awards.  The expected term of the options granted is in accordance with Staff Accounting Bulletin 107 which is based the average between vesting term and contractual term.  The expected dividend yield reflects our current and expected future policy for dividends on our common stock.  The expected stock price volatility for our stock options was calculated by examining historical volatilities for similar publicly traded industry peers, since we do not have any trading history for our common stock.  We will continue to analyze the expected stock price volatility and expected term assumptions as historical data for our common stock becomes available.  We have not experienced forfeitures of stock options and as such, has not established a forfeiture rate.  Since the stock options currently outstanding are primarily held by our senior management and directors, we will continue to evaluate the effects of such future potential forfeitures, as they may arise, to evaluate our estimated forfeiture rate.  The material terms of the options held are described in the footnotes to the Outstanding Equity Awards at Fiscal-Year End table.

(3)      Mr. Grossman served as President and Chief Operating Officer of our predecessor company beginning in 2010 and through October 2011.  He has served as our President and Chief Executive Officer since October 2011.

(4)      Dr. Mond joined us as Chief Scientific and Medical Officer in July 2012.

(5)      Mr. Lenz joined us as Chief Financial Officer in April 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding each unexercised option held by each of the named executive officers as of December 31, 2012.

	Option Awards (1)
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Stock Option Exercise Price		Stock Option Expiration Date

Adam S. Grossman

Director, President and Chief Executive Officer (2)	42,021 109,447	- 159,963	$ $	2.68 7.56	7/16/2017 2/13/2022

Dr. James Mond

Chief Scientific and Medical Officer (3)	15,527	119,178		$7.56	7/18/2022

Brian Lenz

Chief Financial Officer (4)	14,265	69,925		$7.56	4/30/2022

(1)
Gives effect to the 1-for-6.8 share reverse split in 2012 and a 1:1 share exchange in the February 2012 merger.
Furthermore, gives effect to the 1.27-for-1 stock split effected by the means of a 0.27-for-1 stock dividend on April 4, 2013.

(2)           Mr. Grossman served as President and Chief Operating Officer of our predecessor company beginning in 2010 and through October 2011.  He has served as our President and Chief Executive Officer since October 2011.  Amounts reflect a February 11, 2008 option grant with respect to 42,021 shares, vesting over four years, subject to accelerated vesting as a result of change of control and termination of employment.  Exercise price and number of shares underlying the options have been adjusted to reflect the 1-for-6.8 share reverse split in 2012.  Amounts also reflect a February 13, 2012 option grant with respect to 269,410 shares, vesting over four years, with 25% vesting immediately and the remaining 75% vesting in equal monthly installments over the following 48 months of continued employment, subject to accelerated vesting upon a change of control and termination of employment.

(3)           Dr. Mond joined us as Chief Scientific and Medical Officer in July 2012.  Amounts also reflect a July 18, 2012 option grant with respect to 134,705 shares, vesting over four years, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly installments over the following 36 months, subject to accelerated vesting upon a change of control and termination of employment.

(4)           Mr. Lenz joined us as Chief Financial Officer in April 2012.  Amount reflects a May 1, 2012 option grant with respect to 84,190 shares, vesting over four years, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly installments over the following 36 months, subject to accelerated vesting upon a change of control and termination of employment.

Agreements with Executive Officers

President and Chief Executive Officer

In February 2012, we entered into a new employment agreement with our President and Chief Executive Officer, Adam S. Grossman, which has an initial term of three years, with automatic three year renewal periods unless notice is provided 90 days in advance.  The employment agreement provides that Mr. Grossman (i) will initially be paid $350,000 annually beginning on the date on which the February 2012 merger closed, referred to as the Effective Date; (ii) is eligible for an annual cash bonus, the target of which is $100,000, based upon the attainment of certain performance objectives mutually agreed to by the Board of Directors and Mr. Grossman; and (iii) is eligible to participate in our standard benefits package.  In addition, pursuant to the employment agreement, options to purchase 269,410 shares of common stock at an exercise price of $7.56 were granted to Mr. Grossmann.  All options granted to Mr. Grossman were issued under our stock option plan and vest over a four year period, with 25% of the options vesting on the Effective Date, and the remaining 75% vesting in equal monthly installments over the following 48 months of continued employment (full vesting on the fourth anniversary of the Effective Date), subject to accelerated vesting (i) upon a “change of control” (as defined in the agreement) of the Company of all options if Mr. Grossman is terminated by the Company or its successor for any reason other than cause or by Mr. Grossman for “good reason” (as defined in the agreement) immediately preceding or within two years thereafter and (ii) of that portion of the options that would have vested over the one year period following the date of termination upon a termination of employment by the Company without cause or by Mr. Grossman for good reason or as a result of death or disability.  Mr. Grossman also received a bonus in connection with his 2011 performance, including in connection with the February 2012 private placement and merger, of $50,000 on the date on which the merger closed.  We were obligated to reimburse Mr. Grossman for up to $10,000 in legal expenses incurred in connection with the employment agreement.

The employment agreement also provides that Mr. Grossman cannot, directly or indirectly, in any capacity, provide services to any person or entity which competes with the Company, unless he obtains our prior written consent for a period of 12 months following his termination.

The employment agreement furthermore provides that, in the event (i) that Mr. Grossman is terminated by the Company “without cause” (as such term is defined under the employment agreement), (ii) that Mr. Grossman resigns for “good reason” (as such term is defined under the employment agreement), or (iii) of any termination resulting from a “change of control” (as defined in the agreement) in which the existing employment agreement is not assumed by the successor to the Company, he would be entitled to (A) a severance payment equal to one year base salary payable in 12 monthly, equal installments after termination (lump sum if immediately preceding or within 24 months of a change of control), (B) prior year bonus (if unpaid)  and a pro rata bonus for year of termination (calculated as if 50% of the target had been met for the year of termination) and (C) one year of additional vestings on equity incentives then granted to Mr. Grossman or all remaining vestings if such termination is immediately preceding or within 2 years following a change of control.

Chief Financial Officer

On April 30, 2012, our Board appointed Brian Lenz as our Vice President and Chief Financial Officer, effective May 1, 2012.

On April 30, 2012, in connection with Mr. Lenz’s appointment as our Vice President and Chief Financial Officer, we entered into an employment agreement with Mr. Lenz.  Pursuant to the employment agreement, Mr. Lenz will serve as our Vice President and Chief Financial Officer for an initial term of three years, which term will extend automatically for additional three year periods unless appropriate notice is given by one of the parties.  Mr. Lenz will receive an annual base salary of $257,500, and will be eligible for annual bonus payments of up to 30% of his base salary, based upon the achievement of certain milestones as established annually by our Chief Executive Officer and Mr. Lenz and approved by the Compensation Committee.

Pursuant to his employment agreement, if a Change in Control (as defined under the employment agreement) occurs and the successor to the Company does not assume the employment agreement or within 12 months following such Change in Control Mr. Lenz is terminated Without Cause (as defined under the employment agreement) or Mr. Lenz resigns for Good Reason (as defined under the employment agreement), Mr. Lenz or his estate, as applicable, will receive his base salary, health insurance benefits and any accrued but unpaid benefits for a period of twelve months and all of his unvested stock options shall immediately become fully vested and exercisable from the date of Mr. Lenz’s termination. If we terminate Mr. Lenz as a result of his death, Mr. Lenz or his estate, as applicable, will receive his base salary for 60 days.  If we terminate Mr. Lenz for Cause (as defined under the employment agreement), if Mr. Lenz terminates his employment other than for Good Reason, or if Mr. Lenz’s employment terminates by expiration of the term of the employment agreement, Mr. Lenz will receive any salary and benefits earned and unpaid to the date of termination.  If we terminate Mr. Lenz for reasons other than those stated above or Mr. Lenz terminates his employment for Good Reason, Mr. Lenz will receive his salary and benefits for a period of time ending on the date that is six months from the date of termination, except that such health benefits shall cease upon the earlier to occur of the expiration of such six month period or the date upon which Mr. Lenz begins regular, full-time employment with a third party and is eligible to commence health insurance coverage.  The employment agreement also contains certain noncompete and non-solicitation provisions effective during the period Mr. Lenz receives termination benefits under the employment agreement, if any, as well as standard confidentiality provisions.

Additionally, on May 1, 2012, pursuant to the terms of his employment agreement, Mr. Lenz was issued an option to purchase 84,190 shares of our common stock at an exercise price of $7.56 per share, which is equal to the fair market value of one share of our common stock on the date of grant.  Such option will vest in over a four year period as follows: an initial 25% of the stock options will become exercisable on May 1, 2013; and the remaining stock options will become exercisable in equal monthly installment of the total remaining number of shares covered by the stock options over the following 36 months.

Chief Scientific and Medical Officer

On July 17, 2012, we appointed James Mond, M.D., Ph.D. as our Chief Scientific and Medical Officer, effective July 18, 2012.

On July 18, 2012, we entered into an employment agreement with Dr. Mond.  Pursuant to the employment agreement, Dr. Mond will serve as our Executive Vice President, Chief Scientific and Medical Officer for an initial term of three years, which term will extend automatically for additional three year periods unless appropriate notice is given by one of the parties.  Dr. Mond will receive an annual base salary of $260,000, and will be eligible for annual bonus payments of up to 20% of his base salary, based upon the achievement of certain milestones as established annually by our Chief Executive Officer and Dr. Mond and approved by the Compensation Committee.

Pursuant to the employment agreement, if a Change in Control (as defined under the employment agreement) occurs and the successor to the Company does not assume the employment agreement or within 12 months following such Change in Control, Dr. Mond is terminated Without Cause (as defined under the employment agreement) or Dr. Mond resigns for Good Reason (as defined under the employment agreement), Dr. Mond or his estate, as applicable, will receive his base salary, health insurance benefits and any accrued but unpaid benefits for a period of twelve months and all of his unvested stock options shall immediately become fully vested and exercisable from the date of Dr. Mond’s termination.  If we terminate Dr. Mond as a result of his death, his estate will receive his base salary for 60 days.  If we terminate Dr. Mond for Cause (as defined under the employment agreement), if Dr. Mond terminates his employment other than for Good Reason, or if Dr. Mond’s employment terminates by expiration of the term of the employment agreement, Dr. Mond will receive any salary and benefits earned and unpaid to the date of termination.  If we terminate Dr. Mond for reasons other than those stated above or Dr. Mond terminates his employment for Good Reason, Dr. Mond will receive his salary and benefits for a period of time ending on the date that is six months from the date of termination, except that such health benefits shall cease upon the earlier to occur of the expiration of such six month period or the date upon which Dr. Mond begins regular, full-time employment with a third party and is eligible to commence health insurance coverage.  The employment agreement also contains certain non-compete and non-solicitation provisions effective during the period Dr. Mond receives termination benefits under the employment agreement, if any, as well as standard confidentiality provisions.

In connection with his appointment, the Board approved the grant to Dr. Mond of options to purchase 134,705 shares of our common stock at an exercise price of $7.56 per share, which is equal to the value of our common stock on the date of grant.  The options will vest over a four year period as follows: 25% of the options will become exercisable on July 18, 2013, with the remaining options becoming exercisable in equal monthly installments over the following 36 months.  The options are subject to approval by our stockholders of an amendment to the Company’s 2007 Employee Stock Option Plan, which would increase the number of shares of common stock reserved for issuance under such plan.

Equity Incentive Plan

2007 Employee Stock Option Plan

In July 2007, the stockholders of our predecessor company approved the 2007 Employee Stock Option Plan (as amended), or the 2007 Plan, which provides for the granting of incentive and non-qualified stock options to our officers and employees.  Additionally, the 2007 Plan authorizes the granting of non-qualified stock options to our directors and to any independent consultants.  The Board of Directors in conjunction with management determines who receives awards, the vesting conditions of which are generally four years, and the exercise price of which may be no less than the fair market value of the common stock.  Options may have a maximum term of no more than 10 years.  Net issue exercise of options is permitted with the consent of the Board.  We assumed the 2007 Plan in the February 2012 merger.

After an increase in authorized shares under the 2007 Plan in connection with the February 2012 merger and again in November 2012, and grants of options to purchase an aggregate of 138,183 shares made on April 4, 2012 (the director grants of which are described under “Director Compensation” above), 84,190 shares made on May 1, 2012, 16,837 shares made on July 17, 2012 to Lawrence Guiheen, and 134,705 shares made on July 18, 2012 to James Mond, we currently have options to purchase 774,798 shares of common stock issued and outstanding under the 2007 Plan and have reserved for future issuance under the 2007 Plan an additional 128,426 shares of common stock.

As indicated above, on November 19, 2012, our stockholders approved an amendment to the 2007 Plan which provided for an increase in the maximum aggregate number of shares of common stock that may be granted under the plan to 903,224.

Principal Stockholders

The following table sets forth information regarding the beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of our common stock as of March 31, 2013, except as noted below, by:

•	each of our directors;

•	each of our Named Executive Officers (as defined in Item 402(m) of Regulation S-K);

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

Shares of our common stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of March 31, 2013 are deemed to be beneficially owned and outstanding for purposes of computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person.  Except as indicated in the footnotes below, each holder listed below possesses sole voting and investment power with respect to their shares and such holder’s address is c/o ADMA Biologics, Inc, 65 Commerce Way, Hackensack, New Jersey 07601.  An asterisk (*) denotes less than 1%.  The information is not necessarily indicative of beneficial ownership for any other purpose. Percentage ownership calculations for beneficial ownership prior to this offering are based on 5,871,002 shares of common stock outstanding as of March 31, 2013.

Certain of our existing stockholders, including Aisling Capital II, LP, Burrill Capital Fund IV, LP and certain other affiliates, have indicated an interest in purchasing an aggregate of up to approximately $5.0 million of our common stock in this offering at the initial public offering price . O f this amount, the underwriters have reserved $560,000 for purchase by our directors, executive officers, certain of their affiliates and others associated with us through a directed share program. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may sell more, less or no shares in this offering to any of these persons , or any of these  persons may determine to purchase more, less or no shares in this offering. The following table does not reflect any potential purchases by these persons . If any shares are purchased by these stockholders, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from those set forth in the following table.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent (1)	Number	Percent (1)

Dr. Jerrold B. Grossman (2)	553,695	9.34%	553,695%
Adam S. Grossman (3)	687,923	11.46%	687,923%
Steven A. Elms (4)	3,206,250	54.52%	3,206,250%
Dov A. Goldstein, M.D. (5)	4,922	*	4,922	*
Eric I. Richman (6)	16,192	*	16,192	*
Bryant E. Fong (7)	1,129,402	19.22%	1,129,402	%
Lawrence P. Guiheen (8)	-	-	-	-
Brian Lenz (9)	23,035	*	23,035	*
James Mond, M.D., Ph.D. (10)	-	-	-	-
All directors and executive officers as a group (9 persons)	5,621,419	91.88%	5,621,419%

Owners of 5% of our common stock
Aisling Capital II LP (11)	3,206,250	54.52%	3,206,250%
Maggro, LLC (12)	495,664	8.44%	495,664%
Hariden, LLC (13)	557,428	9.49%	557,428%
Burrill Capital Fund IV, LP (14)	1,129,402	19.22%	1,129,402	%
Ayer Capital (15)	463,025	7.89%	463,025	%

* Less than 1%.

(1)           Based on 5,871,002 shares of common stock outstanding.

(2)           495,664 shares are owned by Maggro, LLC (“Maggro”).  Dr. Grossman is the managing member of Maggro and the Vice Chairman of ADMA.  See footnote 12. Also includes options to purchase 58,031 shares of common stock but does not include options to purchase 23,830 shares of common stock, which have not vested and will not vest within 60 days.

(3)           557,428 shares are owned by Hariden, LLC (“Hariden”).  Mr. Grossman is the managing member of Hariden as well as a director and the President and Chief Executive Officer of ADMA.  See footnote 13.  Also includes options to purchase 130,495 shares of common stock but does not include options to purchase 180,936 shares of common stock which have not vested and will not vest within 60 days .

(4)           Amount includes options to purchase 4,922 shares, but does not include options to purchase 11,915 shares of common stock, which have not vested and will not vest within 60 days.  Amount also includes options to purchase 4,922 shares (and excludes options to purchase 11,915 shares) held by Dr. Goldstein for the benefit of Aisling. Mr. Elms is the Chairman of the ADMA Board of Directors.  As a Managing Member of Aisling Partners, a control person of Aisling (see footnote 11), and as a member of the six member investment committee of Aisling’s General Partner, Mr. Elms may be deemed to be the beneficial owner of shares of common stock owned of record by Aisling.  Mr. Elms disclaims beneficial ownership over the shares owned of record by Aisling except to the extent of his pecuniary interest therein and as it relates to his role on the investment committee.  The address for Mr. Elms is 888 Seventh Avenue, 30th Floor, New York, New York.

(5)           Amount includes options to purchase 4,922 shares, but does not include options to purchase 11,915 shares of common stock, which have not vested and will not vest within 60 days.  Dr. Goldstein is a partner at Aisling (see footnote 11).  The address for Dr. Goldstein is 888 Seventh Avenue, 30th Floor, New York, New York.

(6)           Amounts include options to purchase 16,192 shares of common stock but does not include options to purchase 24,952 shares of common stock, which have not vested and will not vest within 60 days. Mr. Richman is a director of ADMA.

(7)           Amount includes options to purchase 4,922 shares, but does not include options to purchase 11,915 shares, which have not vested and will not vest within 60 days. Mr. Fong is Burrill’s designee on the board of directors of ADMA.  He is deemed to beneficially own the common stock held by Burrill as described in footnote 14.  Mr. Fong disclaims beneficial ownership of Burrill's investment in ADMA, except to the extent of his pecuniary interest therein. The address for Mr. Fong is One Embarcadero Center, Suite 2700, San Francisco, California.

(8)           Amount does not include options to purchase 16,837 shares of common stock, which do not begin to vest until July 2013.  Mr. Guiheen is a director of ADMA.

(9)           Amount includes options to purchase 23,035 shares, but does not include options to purchase 61,055 shares of common stock, which have not vested and will not vest within 60 days. Mr. Lenz is Vice President and Chief Financial Officer of ADMA.

(10)           Amount does not include options to purchase 134,705 shares of common stock, which have not vested and will not vest within 60 days.  Dr. Mond is Executive Vice President and Chief Scientific and Medical Officer of ADMA.

(11)           The shares directly held by Aisling are deemed to be beneficially owned by Aisling Capital Partners, LP (“Aisling GP”), as general partner of Aisling, Aisling Capital Partners, LLC (“Aisling Partners”), as general partner of Aisling GP, and each of the individual managing members of Aisling Partners.  The individual managing members (collectively, the “Managers”) of Aisling Partners are Dennis Purcell, Dr. Andrew Schiff and Steve Elms. Aisling GP, Aisling Partners, and the Managers may share voting and dispositive power over the shares owned of record by Aisling.  The address for Aisling GP, Aisling Partners, and the Managers is 888 Seventh Avenue, 30th Floor, New York, New York.  The information in the preceding sentences is based on Aisling’s Schedule 13D filed with the SEC on February 22, 2012.  Amount includes options to purchase 9,84 4 shares held by Mr. Elms and Dr. Goldstein for the benefit of Aisling, but does not include options to purchase an aggregate of  23,830 shares of common stock held by Mr. Elms and Dr. Goldstein for the benefit of Aisling, which have not vested and will not vest within 60 days. See footnotes 4 and 5.

(12)           The managing member of Maggro is Dr Jerrold B. Grossman, who is therefore deemed to be the beneficial owner of the securities held by Maggro.  See also footnote 2.

(13)           The managing member of Hariden is Adam S. Grossman, who is therefore deemed to be the beneficial owner of the securities held by Hariden.  See also footnote 3.

(14)           The shares directly held by Burrill are deemed to be beneficially owned by Burrill & Company (BCF IV GP), LLC (“Burrill GP”), and each of the individual managing directors of Burrill GP.  The individual managing directors (collectively, the “Managers”) of Burrill GP, who are members of the investment committee of Burrill GP, are G. Steven Burrill, Bryant E. Fong, Victor Hebert, Douglas Lind, David Wetherell and Joshua Zelig. Burrill GP and the Managers may share voting and dispositive power over the shares owned of record by Burrill.  The address for Burrill GP and the Managers is One Embarcadero Center, Suite 2700, San Francisco, California.  The information in the preceding sentences is based on Burrill’s Schedule 13D filed with the SEC on February 23, 2012.  Amount includes options to purchase 4,922 shares of common stock held by Mr. Fong for the benefit of Burrill, but does not include options to purchase 11,915 shares held by Mr. Fong for the benefit of Burrill, which have not vested and will not best within 60 days.  See also footnote 7.

(15)           The shares are directly held by Ayer Capital Partners Master Fund, L.P. (“Master Fund”)(427,324 shares), Ayer Capital Partners Kestrel Fund, LP (“Kestrel Fund”)(9,479 shares) and Epworth - Ayer Capital (“Epworth”)(26,222 shares).  Master Fund, Kestrel Fund and Epworth are collectively referred to as the “Funds.” The investment advisor for each of the Funds is Ayer Capital Management, LP, of which Jay Venkatesan serves as managing member.  Mr. Venkatesan may therefore be deemed to beneficially own the shares of common stock held by the Funds, as he holds or shares voting and dispositive power over such shares.  The address for Ayer Capital Management, LP, Mr. Venkatesan and the Funds is 230 California Street, Suite 600, San Francisco, California.  The information in this footnote is based on Ayer’s Schedule 13G filed with the SEC on February 22, 2012.

Certain Relationships and Related Transactions

Other than the compensation agreements and other arrangements described under "Management" in this prospectus and the transactions set forth below, since January 1, 2009, there has not been any transaction or series of transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. We believe the transactions set forth below were executed on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Our board is responsible for reviewing and approving all material transactions with any related party on a continuing basis. Related parties can include any of our directors or officers, holders of 5% or more of our voting securities and their immediate family members. We may not enter into a related person transaction unless our board has reviewed and approved such transaction.

General

We owed deferred rent to Areth, LLC in the amount of $72,336 as of December 31, 2011 and an additional $8,037 as of February 13, 2012 for a total of $80,373.  These amounts were for office space rent and services previously rendered and were paid out of the proceeds from the February 2012 private placement.  Technomed Inc. provides certain services pursuant to the shared services agreement between the Company and Areth, LLC.  Technomed Inc. is owned by Adam S. Grossman and Dr. Jerrold B. Grossman as well as their family members.  In addition, the Company owed Eric Richman deferred director fees of $8,000, which were paid out of the proceeds from the February 2012 private placement.

We maintain deposits and other accounts at Pascack Bankcorp, a bank of which Dr. Grossman serves as a director and which is approximately 5%-owned by members of the Grossman family.

See “Business—Properties” for a discussion of a related party transaction relating to our facility in Hackensack, New Jersey.  Rent expense for such facility amounted to $96,448 for each of the years ended December 31, 2011 and 2012, respectively.

The Merger

On February 13, 2012, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with ADMA Biologics, Inc., a privately-held Delaware corporation, or Former ADMA, and ADMA Acquisition Sub, Inc., a Delaware corporation and our wholly-owned subsidiary, or Acquisition Sub.  Upon the closing of the merger transaction contemplated under the Merger Agreement, or the Merger, Acquisition Sub was merged with and into Former ADMA, and Former ADMA, as the surviving corporation in the Merger, became our wholly-owned subsidiary.  Our corporate name was changed from R&R Acquisition VI, Inc. to ADMA Biologics, Inc. and the name of Former ADMA was changed to ADMA Plasma Biologics, Inc.

Prior to the transactions contemplated by the Merger Agreement with Former ADMA, there were no material relationships between us and Former ADMA, or any of our and their respective affiliates, directors or officers, or any associates of our and their respective directors or officers.

In connection with the Merger and pursuant to the terms of the Merger Agreement:

•
all of the then issued and outstanding shares of Former ADMA’s common stock, including the common stock issued in the 2012 Financing (as defined below under “2012 Financing”) and including the shares of Former ADMA’s Series A preferred stock, which were converted into Former ADMA’s common stock immediately prior to and as part of the Merger, were automatically exchanged into 5,843,613 shares of our common stock at a 1:1 exchange ratio;

•
all warrants, options and other rights to purchase or acquire shares of Former ADMA’s common stock outstanding immediately prior to the Merger, including the Placement Agent Warrants (as defined below) and including the additional options granted to Adam S. Grossman under his new employment agreement, were converted into warrants, options or other rights, as the case may be, to purchase an aggregate of 486,893 shares of our common stock at the same exercise prices; and

•
3,107,648 of the 3,175,000 shares of our common stock held by our stockholders immediately prior to the Merger were canceled such that these stockholders were left owning 67,352 shares of our common stock, not including the 111,587 shares issuable upon exercise of the Placement Agent Warrants held by an affiliate of one of such stockholders and certain of its employees.

Immediately prior to the Merger and the transactions described above, (i) 3,386,454 shares of Series A Preferred Stock of Former ADMA were converted into 14,279,559 shares of Former ADMA’s common stock after giving effect to cumulative anti-dilution adjustments and accrued dividends, and 4,835,224 shares of Former ADMA’s Series A Preferred Stock issued in December 2011 upon the conversion of convertible notes were converted into 6,140,734 shares of Former ADMA’s common stock and (ii) the shares of common stock of Former ADMA were reverse split at a ratio of 1-for-6.8 (the “Reverse Split”).

As part of the Merger, we assumed certain of Former ADMA’s obligations under an investors’ rights agreement, dated July 17, 2007, by and among Former ADMA and its shareholders (the “Investors’ Rights Agreement”), assumed Former ADMA’s obligations under the Securities Purchase Agreement (as defined under “- Recent Financings - 2012 Financing” below), and assumed Former ADMA’s 2007 Employee Stock Option Plan.

Change in Management

In connection with the Merger, our board of directors was reconstituted by the resignation of Mr. Arnold P. Kling from his role as our sole director and the appointment of Steven A. Elms, Dov A. Goldstein, Jerrold B. Grossman, Adam S. Grossman, Eric I. Richman and Bryant E. Fong as directors (all of whom except for Mr. Fong were directors of Former ADMA immediately prior to the Merger).  Bryant Fong is the designee of Burrill, Steven Elms is the designee of Aisling and Dr. Jerrold B. Grossman is the designee of Jerrold and Adam Grossman and their related entities (the “Grossman Group”).  Burrill, Aisling and the Grossman Group were the lead investors (the “Lead Investors”) in the 2012 Financing (defined below).  Each of the Lead Investors is entitled to designate one nominee to our board of directors for as long as it owns 50% of the shares of common stock that it received in the Merger in exchange for the shares of Former ADMA’s common stock that it owned immediately following the closing of the 2012 Financing.  Our executive management team was also reconstituted following the resignation of Mr. Kling as our President and Mr. Kirk M. Warshaw as our Chief Financial Officer and Secretary, and Adam S. Grossman was appointed our President and Chief Executive Officer.  On April 30, 2012, the Board ADMA appointed Brian Lenz as the Company’s Vice President and Chief Financial Officer, effective May 1, 2012.  On July 17, 2012, Lawrence P. Guiheen was appointed to our Board.  On July 18, 2012, James Mond, M.D., Ph.D., joined us as our Chief Scientific and Medical Officer.  See “Directors and Executive Officers.”

Change of Control

Immediately after the closing of, and giving effect to, the Merger, the holders of Former ADMA’s common stock, including the investors in the 2012 Financing, held approximately 97% of the issued and outstanding shares of our common stock, on a fully-diluted basis, while our stockholders immediately prior to the Merger, including the placement agent in the 2012 Financing (who is an affiliate of one of such stockholders) held approximately 3%.  Accordingly, the Merger represented a change of control.

Recent Financings

Convertible Notes

In 2009, 2010 and 2011, we issued senior secured convertible promissory notes to significant stockholders, as further detailed in the table below.  The notes provided that the outstanding principal and interest under the notes would be due and payable upon the earliest to occur of:  (i) December 31, 2011 (as extended by amendment); (ii) the date on which the Company would consummate a preferred stock financing in which the gross proceeds to the Company totaled at least $10,000,000 (“Qualified Financing”); and (iii) the occurrence of an Event of Default (as defined in the notes), the first of these three events to occur referred to as the “Maturity Date.”  Interest accrued on the outstanding principal at the rate stated in the table below and was payable on the Maturity Date.  The notes provided that in the Qualified Financing, the unpaid principal and accrued interest on the notes would automatically convert into the preferred stock issued in such Qualified Financing at a price per share equal to the lesser of (A) the price per share paid by the investors in the Qualified Financing or (B) the conversion price listed in the table below.

In December 2011, all then-outstanding senior secured convertible promissory notes were converted into 4,835,224 shares of Series A Preferred Stock in accordance with their terms.  No such notes remain outstanding.

Non-Convertible Notes

In 2011, we issued senior secured promissory notes to significant stockholders, as further detailed in the table below.  The notes stated that the outstanding principal and interest under them would be due and payable upon the earliest of (such date is referred to as the “Maturity Date”) (i) December 31, 2011 (extended by amendment to March 31, 2012 with respect to $250,000 in aggregate principal amount of such notes); or (ii) the occurrence of an Event of Default (as defined in the notes).  Interest accrued on the outstanding principal at the rate stated below and was payable on the Maturity Date.  In an Event of a Default, the interest rate stated on the notes would have been increased by three percent (3%) per annum.  The notes were collateralized by all of our assets.

The notes also stated that they would be repaid prior to the Maturity Date upon (i) the receipt by Former ADMA of funds from the sale of plasma inventory of Former ADMA or its subsidiary; (ii) Former ADMA’s sale of any of its securities in a public offering or (ii) a Change of Control (as defined in the notes).

Senior secured promissory notes in the aggregate principal amount of $400,000 were repaid prior to the Merger.  Senior secured promissory notes in the aggregate principal amount of $250,000 (plus $12,740 in accrued interest) were invested in the 2012 Financing by the holders of the notes in exchange for shares of Former ADMA’s common stock.  No such notes remain outstanding.

Warrants

In connection with the issuance of certain of the above notes, we issued common stock purchase warrants expiring ten years from the date of issue to existing common and preferred stockholders at an exercise price of $0.06 per share.  Such warrants vested immediately and could be exercised at any time up to the expiration date.  The warrants were exercised for shares of Former ADMA common stock prior to the Merger.

Summary Table

The amounts listed for the investors below were the largest amounts of principal outstanding for those investors since the issuance of the notes.  None of the notes remain outstanding.  In the table below, “Aisling” refers to Aisling Capital II, L.P., “Maggro” refers to Maggro, LLC and “Hariden” refers to Hariden, LLC.  The managing members of the control person of Aisling include our Chairman Steven Elms.  Our Vice Chairman Dr. Jerrold B. Grossman is the managing member of Maggro.  Our President and Chief Executive Officer Adam S. Grossman is the managing member of Hariden.

Issue Date	Security	Principal Amount and Investors	Interest Rate	Interest paid in 2010	Conversion Price	Convertible Into	Warrants Issued

August 2009	Senior Secured Convertible Promissory Notes	$ 2,500,000 (Aisling: $2,075,000	9%		$15.24941	Preferred Series A-1
		Maggro: $212,500
		Hariden: $212,500)
December 2009		$2,500,000	9%		$15.24941	Preferred Series A-1
		(Aisling: $2,075,000
		Maggro: $212,500
		Hariden: $212,500)
June 2010		$1,800,000	12%		$13.55240	Preferred Series A-2	66,967
		(Aisling: $1,695,000
		Maggro: $52,500
		Hariden: $52,500)
December 2010		$500,000	10%		$13.55240	Preferred Series A-2
		(Aisling: $500,000)
February 2011		$300,000	10%		$13.55240	Preferred Series A-2
		(Maggro: $150,000
		Hariden: $150,000)
May 2011		$250,000	10%		$13.55240	Preferred Series A-2
		(Aisling: $212,500
		Maggro: $18,750
		Hariden: $18,750)

June 2011		$300,000	10%		$13.55240	Preferred Series A-2
		(Aisling: $249,000
		Maggro: $25,500
		Hariden: $25,500)
August 2011	Senior Secured Promissory Notes	$250,000	10%		N/A	N/A	5,857
		(Aisling: $200,000
		Maggro: $25,000
		Hariden: $25,000)
September 2011		$100,000	18%		N/A	N/A
		(Maggro: $50,000
		Hariden: $50,000)
October 2011		$100,000	18%		N/A	N/A
		(Maggro: $50,000
		Hariden: $50,000)
December 2011		$200,000	18%		N/A	N/A
		(Aisling: $100,000
		Maggro: $50,000
		Hariden: $50,000)

2012 Financing

In connection with, and immediately prior to the closing of the Merger, Former ADMA completed a private placement (the “2012 Financing”) of 2,321,723 shares of Former ADMA’s common stock at a price per share of $7.56 to accredited investors, for gross proceeds to ADMA of $17,550,029 pursuant to a securities purchase agreement, dated as of February 13, 2012 (the “Securities Purchase Agreement”).  The 2012 Financing closed on February 13, 2012.  In lieu of repayment of senior secured promissory notes in the aggregate principal amount of $250,000 (plus $12,740 in accrued interest), the aggregate amount of unpaid principal and interest on the notes was invested by the holders of such notes in the 2012 Financing in exchange for shares of Former ADMA’s common stock.  The net cash proceeds from the 2012 Financing, after the payment of all expenses related to the 2012 Financing and the Merger, including legal, printing, travel, the Placement Agent’s cash fee and expense reimbursement and miscellaneous, were approximately $15.3 million, not including in such proceeds the senior secured promissory notes that were satisfied in exchange for shares of Former ADMA’s common stock in the 2012 Financing.

Pursuant to the terms of the Securities Purchase Agreement, for a period ending on the earlier to occur of (a) 18 months following the closing of the 2012 Financing or (b) such date that we have sold in one or more transactions (other than exempt issuances as defined in the agreement) securities having an aggregate purchase price of at least $5 million, if we sell any common stock or common stock equivalents for a price less than $7.56 (a “Dilutive Issuance”), each investor in the 2012 Financing will be given the right to subscribe, for $0.01 per share, for such number of additional shares of common stock equal to (x) the total subscription amount paid by the investor in the 2012 Financing divided by the price per share of common stock paid (or payable per share of common stock in the case of common stock equivalents) by investors in connection with the Dilutive Issuance, less (y) the total number of shares of common stock purchased by such investor at the closing of the 2012 Financing and any such additional shares of common stock acquired under this right.  We must use commercially reasonable efforts to complete a financing transaction pursuant to which we would sell common stock or common stock equivalents resulting in gross proceeds of at least $5 million within 18 months of the closing of the 2012 Financing (the “First Follow-On Financing”).

Burrill, Aisling, and the Grossman Group, which we collectively refer to as the “Lead Investors,” purchased 1,124,480, 582,085 and 145,522 shares of Former ADMA’s common stock, respectively, for approximately $8,500,000, $4,400,000 and $1,100,000, respectively.  $262,740 in consideration paid by Aisling and the Grossman Group was in the form of secured promissory notes in lieu of cash.  ADMA reimbursed the Lead Investors for their reasonable costs (including legal fees and expenses) of $38,184 in connection with the 2012 Financing.  The Lead Investors, and Former ADMA’s officers and directors, agreed not to sell, transfer or otherwise dispose of any of their common stock or securities convertible, exercisable or exchangeable for common stock for a period of 180 days following the closing of the 2012 Financing.  In addition, with respect to any Lead Investor, until such time that such Lead Investor owns less than 50% of the shares of common stock that it received in the Merger in exchange for the shares of common stock that it owned immediately following the closing of the 2012 Financing, if we propose to offer any shares of its equity securities, or securities or debentures exchangeable for or convertible into additional shares of its equity securities for the purpose of financing its business (other than shares issued to employees, directors and consultants in the form of stock or options, shares issued upon exercise, exchange or conversion of any securities issued in the 2012 Financing or outstanding as of the date of the Securities Purchase Agreement, shares issued pursuant to strategic agreements, shares offered to the public pursuant to an underwritten public offering, or other customary exclusions), the Company will offer such Lead Investor the right to participate in any such offering on the same terms and conditions otherwise available to investors therein, to the extent of an amount at least equal to their beneficial ownership percentage at the time of such offer.

In connection with the 2012 Financing and the Merger, we agreed, pursuant to a registration rights agreement, dated as of February 13, 2012 (the “Registration Rights Agreement”), to register on a registration statement (the “Investor Registration Statement”) the resale of the shares of common stock issued in the Merger in exchange for the shares of common stock issued in the 2012 Financing and the shares of common stock owned by our pre-Merger stockholders, as well as the resale of the shares of common stock issuable upon exercise of the warrants issued to the placement agent and its designees in the Merger in exchange for the Placement Agent Warrants (as defined below).  Such registration statement was declared effective on August 13, 2012.

We refer to the securities the resale of which is required to be registered on the Investor Registration Statement as the “Registrable Securities.”  If, among other events, the Investor Registration ceases to remain effective for more than 10 consecutive trading days or any 15 trading days during any 12-month period, we are required to pay in cash to the investors in the 2012 Financing an amount per month equal to one percent of the investors’ subscription amount for Registrable Securities still held by the investors, until the Investor Registration Statement is filed, declared effective or continues to be effective (as the case may be).  This payment is subject to a maximum of (i) one percent of the investors’ subscription amount for Registrable Securities still held by the investors if we are diligently using our best efforts to have the Investor Registration Statement declared effective and the delays associated with the effectiveness of the Investor Registration Statement are the result of either continuing comments from or delays in reviewing by the SEC and (ii) ten percent of the investors’ subscription amount for Registrable Securities still held by the investors in all other cases.

We agreed to make such filings as are necessary to keep the Investor Registration Statement effective until the date on which all of the Registrable Securities have been sold or are saleable pursuant to Rule 144 (“Rule 144”) or its other subsections (or any successor thereto) under the Securities Act.  We are obligated to bear registration expenses (exclusive of transfer taxes, underwriters’ discounts and commission) of all such registrations required.

The stockholders of Former ADMA also have registration rights with respect to the shares of common stock issued in the Merger in exchange for shares of Former ADMA’s common stock and shares of common stock issuable upon exercise of options they hold, pursuant to the Investors’ Rights Agreement.  They have agreed to waive their piggy back registration rights with respect to the Investor Registration Statement; however, they will be entitled to require the filing of a resale registration statement pursuant to the Investors’ Rights Agreement.

Under the terms of the Securities Purchase Agreement, we are obligated to cause securities to be delivered to non-affiliates without any restrictive legends if the resale of such securities has been registered, such securities have been sold pursuant to Rule 144 or, in certain circumstances, if such securities are eligible for sale under Rule 144.  If we fail to do so, we are obligated to pay to the investor, for each $1,000 of shares, $1 per trading day, increasing to $2 per trading day five trading days after such damages have begun to accrue, until unrestricted certificates are delivered.  In addition, if the Company fails to satisfy the current public information requirement under Rule 144(c), then the Company is obligated to pay to an investor, for any delay in or reduction of its ability to sell the securities, an amount equal to 1% of the aggregate subscription amount of such investor’s securities on the date of such current public information failure and on every 30th day thereafter (prorated for shorter periods) until the failure is cured or public information is no longer required for a Rule 144 sale.

Former ADMA entered into a Placement Agency Agreement, dated February 12, 2012, with the exclusive placement agent in the 2012 Financing.

In connection with the 2012 Financing, the Lead Investors each entered into a lock-up agreement with the Placement Agent in reference to a Placement Agency Agreement, dated February 12, 2012 by and between the Company and the Placement Agent, and agreed that until August 11, 2012, it would not offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.  Such restrictions do not apply, subject to certain conditions, to transactions relating to (i) bona fide gifts, (ii) shares of common stock acquired in the open market on or after the completion of the Merger, (iii) the transfer of shares of common stock to a family member or a trust for the benefit of the restricted party or a family member (including by will or intestacy) or (iv) a distribution to the partners, members or shareholders of the restricted party, provided that the recipient agrees in writing prior to such transfer to be bound by the foregoing restrictions.

Participation in Offering / Directed Share Program

Certain of our existing stockholders, including Aisling Capital II, LP, Burrill Capital Fund IV, LP and certain other affiliates, have indicated an interest in purchasing an aggregate of up to approximately $5.0 million of our common stock in this offering at the initial public offering price . O f this amount, the underwriters have reserved $560,000 for purchase by our directors, executive officers, certain of their affiliates and others associated with us through a directed share program. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may sell more, less or no shares in this offering to any of these persons , or any of these  persons may determine to purchase more, less or no shares in this offering.

Description of Capital Stock

General

ADMA is authorized by its certificate of incorporation to issue an aggregate of 85,000,000 shares of capital stock, of which 75,000,000 are shares of common stock and 10,000,000 are shares of preferred stock, each with a par value of $.0001 per share.

As of March 31, 2013, ADMA had 5,871,002 shares of common stock issued and outstanding and an additional 918,135 shares issuable upon exercise of outstanding options and warrants. Of the 918,135 shares of common stock issuable upon exercise of outstanding options and warrants,  720,679 shares are issuable to officers and directors of ADMA, 54,119 shares are issuable to other employees of ADMA, 111,587 shares of common stock are issuable to the representatives and designees of, and transferees from, the placement agent in the 2012 Financing. Options to purchase an additional 128,426 shares are available for grant under the 2007 plan.

Common Stock

All outstanding shares of common stock are of the same class and have equal rights and attributes.  The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company.  The holders of a majority of the outstanding shares of common stock constitute a quorum at a meeting of stockholders for the transaction of any business.  Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.  Any other action is authorized by a majority of the votes cast, except where the Delaware General Corporation Law, or DGCL, prescribes a different percentage of votes and/or a different exercise of voting power.

All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available.  In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities.  The holders of common stock do not have cumulative or preemptive rights.

Preferred Stock

No shares of preferred stock are currently outstanding, and we have no current plans to issue preferred stock.  The issuance of shares of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal.  For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction.  Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our shareholders.  In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of our common stock.  Although prior to issuing any series of preferred stock our board is required to make a determination as to whether the issuance is in the best interests of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices of such stock.  Our board of directors does not presently intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

Warrants

Warrants to purchase 143,337 shares of common stock are currently outstanding. Warrants to purchase 111,587 shares, exercisable at $7.56 per share, were issued to the representatives and designees of the placement agent in the Merger in exchange for the Placement Agent Warrants and expire after five years. The warrants permit cashless exercise if at the time of the exercise an effective registration statement is not available for the resale of the underlying shares.  Cashless exercise means that in lieu of paying the aggregate purchase price for the shares being purchased upon exercise of the warrants in cash, the holder will forfeit a number of shares underlying the warrants with a “fair market value” equal to the aggregate exercise price.  We will not receive additional proceeds to the extent that warrants are exercised on a cashless basis.  The exercise price and number of shares of our common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend or stock split, certain rights offerings, or our recapitalization, reorganization, merger or consolidation.  The warrants are subject to a beneficial ownership blocker, meaning that they may not be exercised, to the extent that after giving effect to the issuance of the underlying shares, the holder of the warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of the 4.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon exercise of the warrants.

Registration Rights

In connection with the 2012 Financing and the Merger, we agreed, pursuant to a registration rights agreement, to register on a registration statement the resale of the shares of common stock issued in the Merger in exchange for the shares of common stock issued in the 2012 Financing and the shares of common stock owned by our pre-Merger stockholders, as well as the resale of the shares of common stock issuable upon exercise of the warrants issued to the representatives and designees of the placement agent in the Merger in exchange for the Placement Agent Warrants.  The description of the terms of the registration rights agreement is incorporated herein by reference to “Certain Relationships and Related Transactions - 2012 Financing.” In addition, the warrants issued to Hercules contain piggy-back registration rights. Warrants to purchase 31,750 shares were issued to Hercules in connection with the loan agreement of December 21, 2012. They have an exercise price set at the lower of (i) $7.56 or (ii) the price per share of the next institutional round of financing, subject to customary anti-dilution adjustments. The warrants expire after 10 years and have piggyback registration rights. These warrants also permit cashless exercise.

Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that no director is personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director.  Nonetheless, a director is liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.  If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL.  No amendment to or repeal of the relevant article of our certificate of incorporation will apply to or have any effect on the liability or alleged liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment.

Our certificate of incorporation furthermore states that we shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants the Company the power to indemnify.

Insofar as indemnification for liability under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Delaware Anti-Takeover Law

We are subject to the provisions of section 203 of the DGCL. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.  Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.  These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Future Stock Issuances

Except as expressly set forth herein or pursuant to our equity incentive plan and any successor plans, we have no current plans to issue any additional shares of our capital stock.

Trading Information

Our common stock is not currently eligible for trading on any national securities exchange or any over-the-counter markets, including the OTC Bulletin Board.  In connection with this offering, we have applied to have our common stock quoted on the OTC Bulletin Board under the symbol "               ".

Transfer Agent

Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York, serves as the transfer agent and registrar for the common stock.  We serve as warrant agent for the outstanding warrants.

Underwriting

We have entered into an underwriting agreement with the underwriters named below.  Oppenheimer & Co. Inc. and BMO Capital Markets Corp. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters.  The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares.  Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

Oppenheimer & Co. Inc.

BMO Capital Markets Corp.

Landenburg Thalmann & Co. Inc.

Total	2,100,000

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased.  Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about              , 2013 against payment in immediately available funds.  The underwriters are offering the shares subject to various conditions and may reject all or part of any order.  The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus.  In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $            per share.  The underwriters may also allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers.  After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option.  This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 315,000 additional shares from us to cover overallotments.  If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount.  If this option is exercised in full, the total price to public will be approximately $35.0 million and the total proceeds to us will be approximately $31.5 million.  The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option

$	$	$

In addition, we have agreed to reimburse the underwriters for certain out-of-pocket expenses incurred by them in connection with this offering up to $125,000 in the aggregate.

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $1,045,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We and our officers and directors have agreed to a 180-day “lock up” with respect to shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock.  This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representatives.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed.  However, the underwriters may engage in the following activities in accordance with the rules:

•
Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•
Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase.  This overallotment creates a short position for the underwriters.  This short sales position may involve either “covered” short sales or “naked” short sales.  Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above.  The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market.  To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option.  Naked short sales are short sales in excess of the over-allotment option.  The underwriters must close out any naked short position by purchasing shares in the open market.  A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•
Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock.  As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market.  The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares.  If such transactions are commenced, they may be discontinued without notice at any time.

Our common stock is not currently eligible for trading on any national securities exchange or any over-the-counter markets, including the OTC Bulletin Board.  In connection with this offering, we have applied to have our common stock quoted on the OTC Bulletin Board under the symbol "            ".

Electronic Delivery of Prospectus: A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering.  The prospectus in electronic format will be identical to the paper version of such prospectus.  Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Directed Share Program

At our request, the underwriters have reserved shares with an aggregate offering amount of up to $560,000 offered by this prospectus for sale, at the initial public offering price, to our directors, executive officers, certain of their affiliates and others associated with us. These shares would be purchased as part of the directed share program, which will be subject to the 180-day lock-up restriction described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Notice to Non-United States Investors

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)           to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)           to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)           by the representatives to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)           in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided, that no such offer of securities shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)           it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to us; and

(b)           it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

In the State of Israel, the common stock offered hereby may not be offered to any person or entity other than the following:

(a)           a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)           a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)           an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)           a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)           a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)           a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)           an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)           a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)           an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)           an entity, other than an entity formed for the purpose of purchasing common stock in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the common stock offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Legal Matters

The validity of the shares of our common stock offered hereby has been passed upon for us by Dentons US LLP, New York, New York.  Goodwin Procter LLP, New York, New York, is acting as counsel for the underwriters in this offering.

Experts

The consolidated financial statements as of December 31, 2011 and 2012 and for the years then ended have been included in this prospectus in reliance on the report of CohnReznick LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with this offering.  In addition, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room.  Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s Internet site at http://www.sec.gov.  Our Internet website address is http://www.admabiologics.com.  Information contained on our website does not constitute part of this prospectus or the registration statement.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement.  Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

You may request a copy of these filings at no cost by contacting us at:

ADMA Biologics, Inc.
65 Commerce Way
Hackensack, New Jersey  07601
(201) 478-5552
Chief Financial Officer: Brian Lenz

ADMA BIOLOGICS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ADMA Biologics, Inc.

We have audited the accompanying consolidated balance sheets of ADMA Biologics, Inc. and Subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of operations, changes in stockholders’ equity (deficiency) and cash flows for the years then ended.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ADMA Biologics, Inc. and Subsidiaries as of December 31, 2011 and 2012, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP
Roseland, New Jersey
March 6, 2013, except for the effects of the matter discussed in the third paragraph of Note 13 which are as of April 4, 2013

ADMA BIOLOGICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2012

	2011	2012
ASSETS
Current Assets:
Cash and Cash Equivalents	$87,771	$12,535,672
Accounts Receivable	-	39,112
Inventories	1,147,345	1,265,593
Prepaid Expenses	59,244	107,761
Total Current Assets	1,294,360	13,948,138
Property and Equipment, at Cost, Net	860,932	779,297
Other Assets:
Deferred Financing Costs	421,077	363,403
Restricted Cash	336,963	452,004
Deposits	12,577	12,577
Total Other Assets	770,617	827,984
TOTAL ASSETS	$2,925,909	$15,555,419
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable	$1,303,414	$1,058,671
Accrued Expenses	537,705	747,079
Current Portion of Leasehold Improvement Loan	10,576	11,569
Notes Payable - Related Parties	450,000	-
Total Current Liabilities	2,301,695	1,817,319
Note Payable, Net of Debt Discount	-	3,773,524
Warrant Liability	-	229,345
End of Term Liability, Note Payable	-	106,000
Deferred Rent Liability	149,785	127,595
Leasehold Improvement Loan	88,613	77,890
TOTAL LIABILITIES	2,540,093	6,131,673
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred Stock - $0.001 par value, 8,221,678 and 10,000,000 shares authorized, 8,221,678 and 0 shares issued and outstanding with a liquidation preference of $31,959,545 and $0 at December 31, 2011 and 2012, respectively	8,222	-
Common Stock - $0.001 and $0.0001 par value at December 31, 2011 and 2012, respectively; 6,500,000 and 75,000,000 shares authorized, 518,908 and 5,871,002 shares issued and outstanding at December 31, 2011 and 2012, respectively	519	587
Additional Paid-In Capital	30,185,090	46,532,487
Accumulated Deficit	(29,808,015)	(37,109,328)
TOTAL STOCKHOLDERS’ EQUITY	385,816	9,423,746
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,925,909	$15,555,419

See notes to consolidated financial statements

ADMA BIOLOGICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2011 and 2012

	Years Ended December 31,
	2011	2012
REVENUES	$761,042	$1,118,118
Cost of revenues	207,570	669,056
Gross profit	553,472	449,062

OPERATING EXPENSES
Research and development expenses	646,756	3,469,078

Loss on sale of inventory	1,934,630	-

Plasma center operating expenses	1,163,148	1,746,864

General and administrative expenses	1,431,894	3,142,289

TOTAL OPERATING EXPENSES	5,176,428	8,358,231

LOSS FROM OPERATIONS	(4,622,956)	(7,909,169)

Interest income	1,689	20,924

Interest expense	(1,602,958)	(30,683)

LOSS BEFORE INCOME TAXES	(6,224,225)	(7,918,928)

State income tax benefit	320,765	617,615

NET LOSS	$(5,903,460)	$(7,301,313)

NET LOSS PER SHARE – BASIC AND DILUTED	$(13.16)	$(1.39)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC AND DILUTED	448,434	5,265,771

See notes to consolidated financial statements

ADMA BIOLOGICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY (DEFICIENCY)
Years Ended December 31, 2011 and 2012

	Preferred Stock		Common Stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
Balance – January 1, 2011	3,386,454	$3,386	446,449	$447	$19,974,030	$(23,904,555)	$(3,926,692)

Stock based compensation	-	-	-	-	22,947	-	22,947

Beneficial conversion charge	-	-	-	-	556,418	-	556,418

Cashless exercise of warrants	-	-	72,459	72	(72)	-	-

Conversion of notes payable and accrued interest - December 22, 2011	4,835,224	4,836	-	-	9,631,767	-	9,636,603

Net loss	-	-	-	-	-	(5,903,460)	(5,903,460)
Balance – December 31, 2011	8,221,678	8,222	518,908	519	30,185,090	(29,808,015)	385,816

Conversion of preferred shares and accumulated dividends	(8,221,678)	(8,222)	3,002,988	3,003	5,219	-	-

Conversion of notes payable and accrued interest into common stock in private placement	-	-	34,759	35	262,705	-	262,740
Common stock sold in private placement, net of expenses	-	-	2,286,964	2,287	15,597,429	-	15,599,716

Common stock retained by stockholders of shell company as part of reverse merger	-	-	67,352	67	(67)	-	-

Effects of change in par value from $0.001 to $0.0001 as a result of the reverse merger	-	-	-	(5,320)	5,320	-	-

Repurchase of common stock from placement agent	-	-	(39,969)	(4)	(149,996)	-	(150,000)

Stock-based compensation	-	-	-	-	626,787	-	626,787

Net loss	-	-	-	-	-	(7,301,313)	(7,301,313)
Balance – December 31, 2012	-	$-	5,871,002	$587	$46,532,487	$(37,109,328)	$9,423,746

See notes to consolidated financial statements

ADMA BIOLOGICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011 and 2012

	Years Ended December 31,
	2011	2012
Cash Flows from Operating Activities:
Net Loss	$(5,903,460)	$(7,301,313)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	219,552	182,089
Stock-Based Compensation	22,947	626,787
Amortization of Debt Discount and Beneficial Conversion Charge	740,603	2,869
Amortization of Deferred Financing Costs	-	2,644
Noncash Interest Expense Related to Notes Payable	847,082	1,959
Loss on Sale of Inventory	1,934,630	-
Loss on Disposal of Equipment	945	18,399
Changes in Operating Assets and Liabilities:
Accounts Receivable	-	(39,112)
Inventories	308,480	(118,248)
Prepaid Expenses	5,537	(48,517)
Restricted Cash	90,000	(115,041)
Accounts Payable	40,160	(244,743)
Accrued Expenses	284,526	150,622
Deferred Rent Liability	(22,190)	(22,190)
Net Cash Used in Operating Activities	(1,431,188)	(6,903,795)
Cash Flows from Investing Activities Purchase of Equipment	(270)	(118,853)
Net Cash Used in Investing Activities	(270)	(118,853)
Cash Flows from Financing Activities
Proceeds from the issuance of common stock, net of note payable conversion	-	17,287,288
Payment of Equity Issuance Costs	-	(1,338,009)
Proceeds from Note Payable, Net of Fees	-	3,906,000
Debt Issuance Costs	-	(25,000)
Repurchase of Common Stock	-	(150,000)
Proceeds from Convertible Notes Payable	1,500,000	-
Repayments of Notes Payable	(200,000)	(200,000)
Payments of Leasehold Improvement Loan	(9,742)	(9,730)
Net Cash Provided by Financing Activities	1,290,258	19,470,549
Net Increase (Decrease) in Cash and Cash Equivalents	(141,200)	12,447,901
Cash and Cash Equivalents, Beginning of Year	228,971	87,771

Cash and Cash Equivalents, End of Year	$87,771	$12,535,672
SUPPLEMENTAL INFORMATION:
Interest paid	$15,273	$1,085
SUPPLEMENTAL DISCLOSURES:
NONCASH FINANCING ACTIVITIES:
Preferred stock issued upon note payable and interest conversion	$9,636,603	$-
Equity issuance costs, accrued and not paid	$421,077	$69,533
Issuance of common stock through the cashless exercise of warrants	$72	$-
Stock retained by stockholders of shell company	$-	$67
Conversion of notes payable and interest in private placement	$-	$262,740
End of term liability for note payable	$-	$106,000
Warrants issued in connection with note payable	$-	$229,345

See notes to consolidated financial statements

1.      ORGANIZATION AND BUSINESS

ADMA Biologics, Inc. (“ADMA” or the “Company”) is a specialty immune globulin company that develops, manufactures and intends to market plasma-based biologics for the treatment and prevention of certain infectious diseases.  ADMA focuses on developing and commercializing plasma-derived human immune globulins through its wholly-owned subsidiary, ADMA Plasma Biologics, Inc. founded in 2004.  ADMA is based in Hackensack, New Jersey.  In addition, ADMA operates ADMA Bio Centers of Georgia. This wholly-owned subsidiary is a Delaware corporation that was formed on April 3, 2008.  ADMA Bio Centers of Georgia is an FDA-licensed source plasma collection facility located in Norcross, Georgia.

The Company has experienced net losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future.  The Company has needed to raise capital from the sales of its securities to sustain operations.  In February 2012, the Company completed a private placement to raise gross proceeds of $17.3 million (see Note 7).

Based upon the Company’s projected revenue and expenditures for 2013, management currently believes the Company’s existing cash along with the option to borrow an additional $2 million in two equal tranches of $1 million each upon the satisfaction of  (i) enrolling at least 1 patient in a pivotal clinical study, Phase III of our lead product candidate RI-002 and (ii) the closing of an equity financing or subordinated unsecured convertible debt financing, both or individually on or before June 30, 2013, from its existing Loan and Security Agreement with Hercules Technology Growth Capital, Inc., or Hercules, in addition to a backstop financing agreement with the lead investors from the February 2012 private placement will be sufficient to enable it to fund its operating expenses, research and development expenses and capital expenditures into the second quarter of 2014.  Because the Company does not anticipate receiving FDA approval for RI-002 until, at the earliest, the second half of 2015, if at all, and would therefore not be able to generate revenues from the commercialization of RI-002 until after that date, it will have to raise additional capital prior to the second quarter of 2014 to continue product development and operations.  The Company is unable to predict with reasonable certainty when, if ever, it will generate revenues from the commercialization of RI-002 and, therefore, how much additional capital it will need to raise prior to the second quarter of 2014.  Furthermore, if the Company’s assumptions underlying its estimated revenues and expenses prove to be wrong, it may have to raise additional capital sooner than anticipated.  There can be no assurance that such funds, if available at all, can be obtained on terms acceptable to the Company.  Because of numerous risks and uncertainties associated with the research, development and future commercialization of the Company’s product candidate, it is unable to estimate with certainty the amounts of increased capital outlays and operating expenditures associated with its anticipated clinical trials and development activities.  Its current estimates may be subject to change as circumstances regarding requirements further develop.

There can be no assurance that the Company’s research and development will be successfully completed or that any product will be approved or commercially viable.  The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, dependence on collaborative arrangements, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with FDA and other governmental regulations and approval requirements.

Prior to the last quarter of 2011, ADMA was a development stage company.  ADMA’s primary focus since 2004 has been conducting research and development of human plasma-derived products for the treatment of specific disease states.  The plasma collection center in Georgia was established in 2008 as a complementary business operation.  The Georgia facility received its Food and Drug Administration or FDA license in August 2011.  Under FDA license, ADMA BioCenters can collect normal source plasma and high-titer RSV plasma.  The Company sells a portion of the collected normal source plasma to buyers in the open “spot” market.  The Company also plans to use the high-titer Respiratory Syncytial Virus or RSV plasma collected by ADMA BioCenters in the manufacturing of RI-002.  ADMA transitioned to an operating company from the development stage during the fourth quarter of 2011 when it began to generate revenues from this business segment.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following comprises the Company’s significant accounting policies:

Basis of presentation

The accompanying consolidated financial statements include the accounts of ADMA Biologics, Inc. and its wholly-owned subsidiaries.  All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and cash equivalents

The Company considers all highly-liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Plasma inventories (both plasma intended for resale and plasma intended for internal use in our research and development activities) are carried at the lower of cost or market value determined on the first-in, first-out method.  Once the research and development plasma is processed to a finished good for ongoing trials it is then expensed to research and development.  Inventory at December 31, 2011 and 2012 consists of raw materials.  Inventory also includes plasma collected at the Company’s FDA licensed plasma collection center.  Certain plasma inventory was sold in 2011, and the Company recorded a loss of $1,934,630.  The total amount of inventory sold at book value was $2,439,487 and the Company received $504,857 in proceeds from the sales.

Revenue recognition

Revenue from the sale of human plasma collected at the Company’s FDA licensed plasma collection center and plasma-derived medicinal products is recognized at the time of transfer of title and risk of loss to the customer, which usually occurs at the time of shipment.  Revenue is recognized at the time of delivery if the Company retains the risk of loss during shipment.  The Company’s revenues are substantially attributed to one customer.

This plasma inventory sold in 2011 was sold on a non-recurring basis and had not been collected at our plasma collection facility, but had been purchased from third parties to conduct research and development for a different product.  The Company abandoned the research program and sold the inventory to generate additional funds for operations.  Therefore, the sale was not recorded as revenue with related cost of sales, but was instead recorded as a loss on sale of inventory.

Research and development costs

The Company expenses all research and development costs as incurred including plasma and equipment for which there is no alternative future use.  Such expenses include licensing fees and costs associated with planning and conducting clinical trials.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates include valuation of inventory, assumptions used in the fair value of stock-based compensation, and the allowance for the valuation of future tax benefits.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents.

Property and equipment

Fixed assets are stated at cost less accumulated depreciation.  Depreciation is calculated using the straight-line method over the asset’s estimated useful life, which is five to ten years.  Leasehold improvements are amortized over the lesser of the lease term or their estimated useful lives.

Income taxes

From June 24, 2004 to July 16, 2007, the Company elected to be taxed as an S corporation for both Federal and state income tax reporting purposes.  Accordingly, the taxable income or loss related to that period was includable in the personal income tax returns of the stockholders.

Effective July 16, 2007, the Company was merged into a C corporation and adopted guidance issued by the Financial Accounting Standards Board, “Accounting for Income Taxes” which requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.  The Company records a valuation allowance on its deferred income tax assets if it is more likely than not that these deferred income tax assets will not be realized.

The Company has no unrecognized tax benefits at December 31, 2011 and 2012.  The Company’s U.S. Federal and state income tax returns prior to fiscal year 2009 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company will recognize interest and penalties associated with tax matters as income tax expense.

Earnings (Loss) Per Share

Net loss per share is determined in accordance with the two-class method.  This method is used for computing basic net loss per share when companies have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the Company.  Under the two-class method, net loss is allocated between common shares and other participating securities based on their participation rights in both distributed and undistributed earnings.  The Company’s Series A convertible preferred stock are participating securities, since the stockholders are entitled to share in dividends declared by the board of directors with the common stock based on their equivalent common shares.

Basic net loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during the period.  Because the holders of the Series A convertible preferred stock are not contractually required to share in the Company’s losses in applying the two-class method to compute basic net loss per common share, no allocation to preferred stock was made for the years ended December 31, 2011 and 2012.

Diluted net loss per share is calculated by dividing net loss applicable to common stockholders as adjusted for the effect of dilutive securities, if any, by the weighted average number of common stock and dilutive common stock outstanding during the period.  Potential common shares include the shares of common stock issuable upon the exercise of outstanding stock options and a warrant (using the treasury stock method) and the conversion of the shares of Series A convertible preferred stock (using the more dilutive of the (a) as converted method or (b) the two –class method).  Potential common shares in the diluted net loss per share computation are excluded to the extent that they would be anti-dilutive.  No potentially dilutive securities are included in the computation of any diluted per share amounts as the Company reported a net loss for all periods presented.  Potentially dilutive securities that would be issued upon conversion of convertible notes, conversion of Series A convertible preferred stock, and the exercise of outstanding warrants and stock options were 2.2 million at December 31, 2011 and 0.9 million at December 31, 2012.

Stock-based compensation

The Company follows recognized accounting guidance which requires all stock-based payments, including grants of stock options, to be recognized in the Statement of Operations as compensation expense, based on their fair  values on the grant date.  The estimated fair value of options granted under the Company’s 2007 Employee Stock Option Plan (the “Plan”) are recognized as compensation expense over the option-vesting period.

During the years ended December 31, 2011 and 2012, the Company recorded stock-based compensation expense to employees and a consultant of $22,947 and $626,787, respectively.  There were 0 and 643,325 options granted to employees and members of the Board of Directors for the years ended December 31, 2011 and 2012, respectively.

The fair value of employee options granted was determined on the date of grant using the Black-Scholes model.  The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options, which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  The Company’s employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.  Because there is no public market for the Company’s stock and very little historical experience with the Company’s stock options, a small similar publicly traded company was used for comparison and expectations as to assumptions required for fair value computation using the Black-Scholes methodology.  Guidance for stock-based compensation requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The Company currently estimates there will be no forfeitures of options.

The Company records compensation expense associated with stock options and other forms of equity compensation using the Black-Scholes option-pricing model and the following assumptions:

Year Ended December 31,
2012
Risk-free interest rate	0.97-1.62%
Expected volatility	82-85%
Expected term of options in years	6.25
Expected dividend yield	0.0%

Fair value of financial instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts payable, and notes payable are shown at cost which approximates fair value due to the short-term nature of these instruments.  The carrying value of the long-term note payable approximates its fair value as of December 31, 2012, due to the timing of its closing which occurred on December 21, 2012.

3.      PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:	2011	2012
Lab and office equipment	$465,778	$523,300
Computer software	141,277	141,277
Leasehold improvements	940,103	940,103
	1,547,158	1,604,680
Less: accumulated depreciation and amortization	(686,226)	(825,383)
	$860,932	$779,297

The Company recorded depreciation and amortization expense of $219,552 and $182,089 for the years ended December 31, 2011 and 2012, respectively.  The Company recorded a loss on disposal of equipment of $945 for the year ended December 31, 2011 and $18,399 for the year ended December 31, 2012.

4.           LEASEHOLD IMPROVEMENT LOAN

In connection with the lease of commercial real estate by the Company’s wholly-owned subsidiary for the operation of the plasma collection center, the Company borrowed $125,980 from the lessor to pay for leasehold improvement costs in excess of the allowance provided for in the lease agreement.  The loan bears interest at 9% and is payable in 120 monthly installments of $1,596 maturing December 31, 2018.  Principal maturities under the loan are as follows:

2013	$11,569
2014	12,654
2015	13,841
2016	15,139
2017	16,559
Thereafter	19,697
Total	$89,459

5.      NOTES PAYABLE TO SIGNIFICANT STOCKHOLDERS

As of February 13, 2012, all Notes and accrued interest and Preferred Stock have been converted into common stock or repaid in full.

Prior to February 13, 2012, the Company has issued senior secured convertible promissory notes (the “Notes”) to significant stockholders pursuant to the terms of Note Purchase Agreements.  The outstanding principal and interest under the notes are due and payable upon the earliest to occur of:  (i) March 31, 2012 (as amended); (ii) the date on which the Company consummates a preferred stock financing in which the gross proceeds to the Company total at least $10,000,000 (“Qualified Financing” as defined in the Notes); and (iii) the occurrence of an Event of Default (as defined in the Notes), the first of these three events to occur referred to as the “Maturity Date”.  Interest accrues on the outstanding principal at the stated rate and is payable on the Maturity Date.

If all or any of the principal and accrued interest thereon remains outstanding prior to the date of a Qualified Financing, those amounts shall automatically convert into shares of the Company’s preferred stock at the lower of (a) the price per share paid by investors in the Qualified Financing or (b) the stated Conversion Price.

Any principal and accrued interest thereon that remains outstanding will convert into preferred shares at the stated conversion price if immediately prior to the Maturity Date, a Qualified Financing has not occurred and the Company does not have sufficient cash on hand to repay the outstanding balance in full.  The Series A-1 and A-2 Preferred Stock shall have the same rights and privileges as the Company’s Series A Preferred Stock and shall be senior to the Series A Preferred Stock in liquidation preference.

If the principal amounts due under these notes are repaid on the Maturity Date, the payees have the option to convert all of the accrued interest into shares of Series A Preferred Stock determined by dividing the interest by the Conversion Price.

In the Event of a Default, the interest rate stated on the notes shall be increased by three percent (3%) per annum.  The Notes are collateralized by all of the assets of the Company.

The Company issued promissory notes, which are not convertible, to significant stockholders pursuant to the terms of Note Purchase Agreements.  The outstanding principal and interest under the notes are due and payable upon the earliest to occur of: (i) March 31, 2012 (as amended); (ii) the occurrence of a prepayment event (as defined in the Notes) or (iii) the occurrence of an Event of Default (as defined in the Notes), the first of these three events to occur referred to as the “Maturity Date”.

In December 2011, $8,150,000 of the convertible notes payable and $1,486,603 of accrued interest thereon were converted into 4,835,224 shares of the Company’s Series A-1 preferred stock at a conversion price of $1.9930 per share.

Notes payable consist of the following as of and for the year ended December 31, 2011:

Issue Date	Principal December 31, 2010	Principal Issued in 2011			Principal Converted in 2011		Principal Repaid in 2011		Principal December 31, 2011		Interest Rate	Conversion Price

Aug-09	$2,500,000	$	---		$(2,500,000	) *	$	---	$	---	9%	$1.9930
Dec-09	2,500,000		---		(2,500,000	) *		---		---	9%	$1.9930
Jun-10	1,800,000		---		(1,800,000	) *		---		---	12%	$1.9930
Dec-10	500,000		---		(500,000	) *		---		---	10%	$1.9930
Feb-11	---		300,000		(300,000	) *		---		---	10%	$1.9930
May-11	---		250,000		(250,000	) *		---		---	10%	$1.9930
Jun-11	---		300,000		(300,000	) *		---		---	10%	$1.9930
Aug-11	---		250,000		---			---		250,000	10%	$1.9930
Sep-11	---		100,000	**	---			(100,000)		---	18%	---
Oct-11	---		100,000	**	---			(100,000)		---	18%	---
Dec-11	---		200,000		---			---		200,000	18%	---
	$7,300,000		$1,500,000		$(8,150,000)			$(200,000)		$450,000

*Notes convertible into Series A-1 and A-2 Preferred Stock.  The conversion price was amended to $1.9930 on December 22, 2011, resulting in a charge to interest expense of $556,418.  Additional charges to interest of $184,185 was recorded in 2011 for the beneficial conversion feature on the notes issued in June and December 2010.

**Notes paid in full during the year ended December 31, 2011 including interest of $1,972.

Total interest expense incurred on the notes payable for the years ended December 31, 2011 and 2012 was $1,587,685 and $1,959, respectively.

Stock purchase warrants

In connection with the issuance of the June 2010, August 2011 and September 2011 Notes, the Company issued common stock purchase warrants expiring ten years from date of issue to existing common and preferred stockholders at an exercise price of $0.06 per share.  Such warrants vested immediately and can be exercised at any time up to the expiration date.  As of January 1, 2011, there were 66,967 warrants outstanding.  For the year ended December 31, 2011, there were 6,601 warrants issued, 744 were cancelled, and 72,824 were exercised, resulting in no warrants outstanding as of December 31, 2011.

6.  DEBT

Hercules Debt Agreement

In December 2012, the Company entered into a Loan and Security (the “Loan Agreement”) with Hercules Technology Growth Capital, Inc. (“Hercules”).   Under the Loan Agreement, the Company may borrow on a revolving basis up to a maximum of $6.0 million which is comprised of the initial $4 million note obligation committed to in December 2012, along with an additional $2 million consisting of $1 million each of the satisfaction of  (i) enrolling at least 1 patient in a pivotal clinical study, Phase III of our lead product candidate RI-002 and (ii) the closing of an equity financing or subordinated unsecured convertible debt financing, both or individually on or before June 30, 2013.  Pursuant to the Loan Agreement, the Company issued a $4 million note and received net proceeds of $3.9 million. The loan bears interest daily at the greater of (i) 8.5% and (ii) the sum of (a) 8.5% plus (b) the Prime Rate (as reported in The Wall Street Journal) minus 5.75%. The line of credit is collateralized by all of the Company’s assets, except for our intellectual property (which is subject to a negative pledge). The principal will be repaid over 27 months beginning no later than May 1, 2014, unless accelerated as a result of certain events of default. If the Company generates any proceeds from the collateral securing the line of credit, such proceeds must be paid to the lender up to the amount of any outstanding balance. Interest is due and payable on the first of every month and at the termination date, unless accelerated as a result of an event of default.

A backend fee of $106,000, equal to 2.65% of the amount funded under the facility, is due on the maturity or prepayment date or the date that the secured obligations become due and payable and a 1% facility fee in the amount of $60,000 and $34,000 of reimbursable legal fees incurred by Hercules were deducted from the $4 million note.  The Company also made a $25,000 payment to Hercules as a commitment fee as part of the due diligence process prior to receiving funding.  The Loan Agreement expires no later than August 2016, but can be terminated early in the following circumstances: (a) automatically upon the commencement of insolvency proceedings by or against the Company, (b) at the option of the lender without notice upon any other event of default, and (c) at the option of the Company upon seven business days' prior written notice.  In the event of early termination, whether effected by the Company (which may prepay the loan in full), the lender or automatically, the Company is obligated to pay an amount corresponding to a percentage of the principal amount of the loan, with such percentage being: 3% if termination occurs in the first year, 2% if termination occurs in the second year and 0.5% if termination occurs after the second year but prior to the last day of the term.

The Loan Agreement contains customary representations, warranties and covenants, including limitations on incurring indebtedness, engaging in mergers or acquisitions and making investments, distributions or transfers.

Events of default under the agreement include, but are not limited to: (i) insolvency, liquidation, bankruptcy or similar events; (ii) failure to pay any debts due under the Loan Agreement or other loan documents on a timely basis; (iii) failure to observe any covenant or secured obligation under the Loan Agreement, which failure, in most cases, is not cured within 10 days of written notice by lender; (iv) occurrence of any default under any other agreement between the Company and the lender, which is not cured within 10 days; (v) occurrence of an event that could reasonably be expected to have a material adverse effect; (vi) material misrepresentations; (vii) occurrence of any default under any other agreement involving indebtedness in excess of $50,000 or the occurrence of a default under any agreement that could reasonably be expected to have a material adverse effect; and (viii) certain money judgments are entered against the Company or any portion of the Company’s assets are attached or seized. Remedies for events of default include acceleration of amounts owing under the Loan Agreement and taking immediate possession of, and selling, any collateral securing the loan.

In connection with the Loan Agreement, the Company issued to Hercules a warrant to purchase 31,750 shares of common stock with an exercise price set at the lower of (i) $7.56 or (ii) the price per share of the next institutional round of financing, subject to customary anti-dilution adjustments.  The warrant expires after 10 years and has piggyback registration rights. In addition, the Company has also granted Hercules the option to invest (so long as the credit facility remains) up to $1 million in any future equity financings at the same terms as the other investors.

The fair value of the warrant was calculated using a lattice-based option model in order to account for features in the warrant that could cause the exercise price to reset (“downround protection”) in the next issuance of the Company’s common stock (the next round of equity financing).  The key assumptions used to value the warrants included the expected date of the next round of equity financing, volatility of 84% on the Company’s common stock based upon similar public companies’ volatilities for comparison, an expected dividend yield of 0.0%, and a term of 10 years.  The Company recorded the fair value of the warrant of $229,345 as warrant liability and as a debt discount to the carrying value of the loan.  This warrant liability will be adjusted to fair value each reporting period using a lattice-based option model and the debt discount will be amortized to interest expense over the term of the loan.   Also, upon full repayment or maturity of the loan, Hercules is due a payment of 2.65% of the loan, or $106,000, which is recorded as deferred financing costs and as a long-term liability. Additionally, as noted above, the Company incurred fees related to the loan agreement and reimbursed Hercules for costs incurred by them related to the loan aggregating $119,000. The Company will amortize these loan costs totaling $225,000 to interest expense over the term of the loan.  For the year ended December 31, 2012, interest expense related to the Hercules loan was $9,386.

7.      STOCKHOLDERS’ EQUITY

The Company was originally organized as an S corporation and issued 100 shares of stock at a par value of $0.01 each.  On July 16, 2007, the Company merged into a C corporation and, concurrent with this election, each of the shares of stock of the terminating S corporation converted into 30,358.56 shares of common stock of the C corporation, resulting in a total of 446,449 shares outstanding.  Since the shareholders of the S corporation became the majority shareholders of the C corporation, this was accounted for as a reverse merger.  Accordingly, the pre-merger financial statements of the S corporation have become the historical financial statements of the C corporation.

Upon conversion of the Company from an S corporation to a C corporation, the Company increased its authorized common stock to 6,500,000 shares with a par value of $.001 per share and authorized 3,400,000 shares of Series A preferred (Series A shares), with a par value of $.001 per share.  On July 17, 2007, the Company completed a private placement and raised gross proceeds of $17,000,000 from the sale of 3,386,454 Series A convertible preferred shares at a sale price of $5.02 per share.

In December 2011, 72,459 shares of Common Stock were issued in connection with the cashless exercise of 72,824 Stock Purchase Warrants and 4,835,224 shares of Series A-1 Preferred Stock were issued in connection with the conversion of notes payable and accrued interest thereon.

In December 2011, the corporate charter was amended to increase the authorized capital from 6,500,000 to 16,800,000 common shares and from 3,400,000 to 8,221,678 preferred shares.

On December 22, 2011, $8,150,000 of notes payable to significant shareholders plus accrued interest were converted to Series A Preferred Stock at a conversion rate of $1.993 per share resulting in the issuance of 4,835,224 additional shares of Series A Preferred Stock.  The note holders also exercised 72,824 warrants in a cashless transaction for 72,459 shares of common stock and cancelled warrants for an additional 744 shares of common stock.  The due date on all remaining notes payable to significant shareholders was extended from December 31, 2011 to March 31, 2012.

The Series A Preferred Shares had the following rights and preferences:

Dividends

From and after the date of their issuance, dividends at the rate per annum of $0.3514 per share accrued on Series A Preferred shares.  The Company was under no obligation to pay such accrued dividends.  However, dividends on the Preferred Shares were cumulative from the date of issuance and were to be paid before any dividends on shares of any other class of stock of the Company.  No such dividends were declared prior to December 31, 2010.  As of December 31, 2012 and 2011, $0 and $5,326,207, respectively, in dividends had accumulated on the Series A shares.

Conversion

The holders of the Series A Preferred Shares had the right to convert their shares to common stock at any time at an initial conversion price of $5.02 per share.  In certain situations, the Preferred Shares were protected from dilution by future issuances of common stock at less than the Series A Preferred Share conversion price.  At December 31, 2011, the conversion price was $13.5524 per share under these anti-dilution provisions.

The Company was required, at all times, to reserve a sufficient number of shares of common stock to effect the conversion of all outstanding shares of preferred stock.

Liquidation preference

Upon liquidation or dissolution of the Company, the holders of the Series A shares were entitled to be paid an amount per share equal to the Series A Original Issue Price ($5.02 per share) plus the cumulative unpaid dividends and any other dividends declared but unpaid.

Voting

The stockholders of the Series A Preferred Shares vote together with all other classes of stock as a single class on matters presented to the stockholders of the Company.  Each holder of Series A Preferred Shares was entitled to a number of votes (one vote) equal to the number of whole shares of common stock into which the Series A Preferred Shares of such holder were convertible as of the record date for determining stockholders to vote on such matters, except with respect to certain corporate actions, which require a fifty percent (50%) approval of the then outstanding Series A Preferred Shares.  The holders of record of the Series A shares, as a separate class, were entitled to elect two directors of the five-member Board of the Company.  One of the two “Series A Directors” served as Chairman of the Board.  The holders of record of the common stock were also entitled to elect two directors.

As of February 13, 2012, there were no Preferred Shares outstanding.

2012 Merger and Financing

On February 13, 2012, in connection with, and immediately prior to the closing of the Merger (as defined below), the Company completed a private placement (the “2012 Financing”) of 2,321,723 shares of the Company’s common stock at a price per share of $7.56 to accredited investors, for gross proceeds to the Company of $17,550,029 pursuant to a securities purchase agreement (the “Securities Purchase Agreement”). In lieu of repayment of senior secured promissory notes in the aggregate principal amount of $250,000 (plus $12,740 in accrued interest), the aggregate amount of unpaid principal and interest on the notes was invested by the holders of such notes in the 2012 Financing in exchange for shares of the Company’s common stock.  The net cash proceeds from the 2012 Financing, after the payment of all expenses related to the 2012 Financing and the Merger, approximated $15.3 million.

The Placement Agent acted as the exclusive placement agent in connection with the 2012 Financing.  The Company paid the Placement Agent a cash fee for its services equal to 7% of the aggregate offering price paid by each investor in the 2012 Financing, other than with respect to certain investors.  As additional compensation, the Company issued the Placement Agent warrants (the “Placement Agent Warrants”) to purchase 111,587 shares of common stock of the Company.  The Placement Agent Warrants, which were exchanged for warrants of ParentCo (as defined below) in the Merger, are exercisable at $7.56 per share of Common Stock at any time beginning on August 11, 2012 and ending on February 12, 2017.  The Company also agreed to reimburse the Placement Agent for up to $100,000 of expenses it incurred in connection with the 2012 Financing and to indemnify it against certain liabilities in connection with the 2012 Financing.

On February 13, 2012, R & R Acquisition VI, Inc. (“ParentCo”) entered into a merger agreement (the “Merger Agreement”) with the Company and ADMA Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) (“Merger”). Upon closing of the Merger, Acquisition Sub was merged with and into the Company, and the Company, as the surviving corporation in the Merger, became a wholly-owned subsidiary of ParentCo.  ParentCo’s corporate name was changed to ADMA Biologics, Inc.

In connection with the Merger and pursuant to the terms of the Merger Agreement, all of the then issued and outstanding shares of the Company’s common stock, including the common stock issued in the 2012 Financing and including the shares of the Company’s Series A preferred stock, which were converted into common stock immediately prior to and as part of the Merger, were automatically exchanged into 5,843,613 shares of common stock of ParentCo, par value $0.0001 per share (the “Common Stock”) at a 1:1 exchange ratio (subsequently adjusted for the 0.27 stock dividend); all warrants, options and other rights to purchase or acquire shares of the Company’s common stock outstanding immediately prior to the Merger, including the Placement Agent Warrants and including the additional options granted to Adam S. Grossman, CEO, under his new employment agreement, were converted into warrants, options or other rights, as the case may be, to purchase an aggregate of 486,893 shares of Common Stock at the same exercise prices; and 3,107,648 of the 3,175,000 shares of Common Stock held by the stockholders of ParentCo immediately prior to the Merger were canceled such that these stockholders held 67,352 shares of Common Stock, not including the 111,589 shares issuable upon exercise of the Placement Agent Warrants, held by an affiliate of one of such stockholders.

Immediately prior to the Merger and the transactions described above, (i) 3,386,454 shares of Series A Preferred Stock of the Company were converted into 14,279,559 shares of the Company’s common stock after giving effect to cumulative anti-dilution adjustments and accrued dividends, and 4,835,224 shares of the Company’s Series A Preferred Stock issued in December 2011 upon the conversion of convertible notes were converted into 6,140,734 shares of the Company’s common stock and (ii) the shares of common stock of the Company were reverse split at a ratio of 1-for-6.8 (the “Reverse Split”). The consolidated financial statements were adjusted to give retroactive effect to the Reverse Split.

As part of the Merger, ParentCo assumed certain of the Company’s obligations under an investors’ rights agreement, dated July 17, 2007, by and among the Company and its stockholders (the “Investors’ Rights Agreement”), assumed the Company’s obligations under the Securities Purchase Agreement, and assumed the Company’s Plan.  After an increase in authorized shares under the Plan in connection with the Merger, the Company currently has options to purchase 375,304 shares of Common Stock issued and outstanding under the Plan and has reserved for future issuance under the Plan an additional 337,420 shares of Common Stock.

For accounting purposes, the Merger was accounted for as a reverse acquisition, with the Company as the accounting acquiror (legal acquiree) and ParentCo as the accounting acquiree (legal acquiror), effectively a recapitalization of the Company.

Following the Merger, the Company is authorized by its certificate of incorporation to issue an aggregate of 85,000,000 shares of capital stock, of which 75,000,000 are shares of common stock and 10,000,000 are shares of preferred stock, each with a par value of $0.0001 per share.

On February 13, 2012, the Company entered into a new employment agreement with its President and Chief Executive Officer, Adam S. Grossman, which has an initial term of three (3) years, with automatic three (3) year renewal periods unless notice is provided 90 days in advance.  The employment agreement provides that Mr. Grossman (i) will initially be paid $350,000 annually beginning on the date on which the Merger closed (the “Effective Date”); (ii) is eligible for an annual cash bonus, the target of which is $100,000, based upon the attainment of certain performance objectives mutually agreed to by the Board of Directors and Mr. Grossman; (iii) was to be granted on the Effective Date options to purchase shares of Common Stock representing 4% of the Company’s equity on a fully diluted basis (options to purchase 269,410 shares of Common Stock at an exercise price of $7.56 were granted pursuant to this provision) and (iv) is eligible to participate in the Company’s standard benefits package.  All options granted to Mr. Grossman were issued under the Company’s stock option plan and vest over a four year period, with 25% of the options vesting on the Effective Date, and the remaining 75% vesting in equal monthly installments over the following 48 months of continued employment (full vesting on the fourth anniversary of the Effective Date), subject to accelerated vesting under certain circumstances.  Mr. Grossman also received a bonus in connection with his 2011 performance, including in connection with the 2012 Financing and Merger, of $50,000 on the date on which the Merger closed.

On October 1, 2012, the Company and Rodman & Renshaw, LLC, entered into a Securities Purchase Agreement (“SPA”) whereby the Company purchased 39,969 shares of common stock, par value $0.0001 per share, for $150,000 from Rodman & Renshaw, LLC.  The shares of common stock purchased by the Company had originally been issued to R&R Investments IV, Inc., an affiliate of Rodman & Renshaw, LLC. See Note 1 - Organization and Business for additional information regarding the Merger and the 2012 Financing.  These shares of common stock were retired, thus reducing the total shares of common stock outstanding from 5,910,971 to 5,871,002.

8.      RELATED PARTY TRANSACTIONS

The Company leases an office building and equipment from an entity owned by related parties on a month-to-month basis.  Rent expense amounted to $96,448 for each of the years ended December 31, 2011 and 2012, respectively.  The Company maintains deposits and other accounts at a bank which is less than 5%-owned by related parties and where a stockholder is a member of the Board of Directors of the bank.

The Company owed $450,000 and $0 to existing common and preferred stockholders under senior secured convertible promissory notes and nonconvertible promissory notes at December 31, 2011 and 2012, respectively. During 2011, there were additional borrowings of $1,500,000 from the Company’s existing common and preferred stockholders and repayments of $200,000 plus interest of $1,972.

9.      COMMITMENTS AND CONTINGENCIES

Lease commitments

Effective June 1, 2008, the Company entered into a 10-year lease for commercial space in a Georgia office building, commencing October 1, 2008.  The lease provides for annual rent increases and renewal options at market rent.  Rent expense under this lease was approximately $140,000 in both 2011 and 2012.

Future minimum lease payments for each of the five years ending December 31 and thereafter are as follows:

2013	$156,058
2014	159,995
2015	164,026
2016	168,089
2017	172,278
Thereafter	131,618
$952,064

Irrevocable letter of credit

On May 27, 2008, the Company established a $426,963 standby letter of credit (“LOC”) in favor of a landlord to guarantee payment under the Georgia office building lease.  The landlord granted a temporary reduction of $90,000 in the amount of the required letter of credit to $336,963.  This reduction was valid until the Company received FDA license for its plasma collection center in Georgia and begins to receive proceeds from the sale of plasma collected from the center.  This license was granted by the FDA in August 2011 and the Company has reestablished the LOC to $452,004 in accordance with the lease and required bank minimum standards for such LOC.  The entire amount under this letter of credit is maintained in a restricted cash account as of December 31, 2012 and 2011.  The letter of credit expires on September 30, 2018.  Provided the Company is in good standing with the landlord, the Company has the ability to extinguish the LOC in accordance with the lease agreement as of September 30, 2013.

Other commitments

On December 31, 2012, the Company entered into a new Manufacturing, Supply and License Agreement with Biotest, which replaces a prior agreement that expired on December 31, 2012.  Under the agreement, the Company agreed to purchase exclusively from Biotest its worldwide requirements of Respiratory Syncytial Virus (“RSV”) immune globulin manufactured from human plasma containing RSV antibodies.  The term of the agreement is for a period of ten years from January 1, 2013, renewable for two additional five-year periods at the agreement of both parties. The Company is obligated under this agreement to purchase a minimum of at least one lot of product during each calendar year after the finished product is approved by the Food and Drug Administration (“FDA”).  This number is subject to increase at the Company’s option.  As consideration for Biotest’s obligations under the agreement, the Company is obligated to pay a dollar amount per lot of RSV immune globulin manufactured from human plasma containing RSV antibodies, as well as a percentage royalty on the sales thereof and of RI-002, up to a specified cumulative maximum.  The agreement may be terminated by either party (a) by reason of a material breach if the breaching party fails to remedy the breach within 120 days after receiving notice of the breach from the other party, (b) upon bankruptcy, insolvency, dissolution, or winding up of the other party, or (c) if the other party is unable to fulfill its obligations under the agreement for 120 consecutive days or more as a result of (a) or (b) above.

In a separate license agreement effective December 31, 2012, the Company granted Biotest an exclusive license to market and sell RSV antibody-enriched Immune Globulin Intravenous (“IGIV”)  in Europe and in selected countries in North Africa and the Middle East, collectively referred to as the Territory, to have access to the Company’s testing services for testing of Biotest’s plasma samples using the Company’s proprietary RSV assay, and to reference (but not access) the Company’s proprietary information for the purpose of Biotest seeking regulatory approval for the RSV antibody-enriched IGIV in the Territory.  As consideration for the license, Biotest agreed to provide the Company with certain services at no charge and also compensate us with cash payments upon the completion of certain milestones.  Biotest is also obligated to pay the Company an adjustable royalty based on a percentage of revenues from the sale of RSV antibody-enriched IGIV in the Territory for 20 years from the date of first commercial sale. Additionally, Biotest has agreed to grant the Company an exclusive license for marketing and sales in the United States and Canada for Biotest’s Varicella Zoster Immune Globulin (“VZIG”), the terms of which the Company expects to finalize by the end of the second quarter of 2013.  As such, the Company expects to account for the value of this license as a charge to operations once the terms of the in-license agreement are finalized.

Pursuant to the terms of a Plasma Purchase Agreement with Biotest, the Company has agreed to purchase from Biotest an annual minimum volume of source plasma containing antibodies to RSV to be used in the manufacture of RI-002.  This volume will increase at the earlier of our receipt of a Biologics License Application (“BLA”) from the FDA, or March 31, 2016.  The Company must purchase a to-be-determined and agreed upon annual minimum volume from Biotest but may also collect high-titer RSV plasma from up to five wholly-owned ADMA BioCenters.  Unless terminated earlier, the agreement expires in November 2021, after which it may be renewed for two additional five-year periods if agreed to by the parties.  Either party may terminate the agreement if the other party fails to remedy any material default in the performance of any material condition or obligation under the agreement following notice.  Either party may also terminate the agreement, after providing written notice, if a proceeding under any bankruptcy, reorganization, arrangement of debts, insolvency or receivership law is filed by or against the other party, and is not dismissed or stayed, or a receiver or trustee is appointed for all or a substantial portion of the assets of the other party, or the other party makes an assignment for the benefit of its creditors or becomes insolvent.  The Company may also terminate the agreement upon written notice if the clinical development of our product candidate is halted or terminated, whether by the FDA, a Data Safety Monitoring Board, or any other regulatory authority.  Upon termination of the agreement, the Company must pay for any source plasma already delivered to the Company and for any source plasma collected under the terms of the agreement.

10.      STOCK OPTIONS

On July 16, 2007 (the “Effective Date”), the Company’s Board and stockholders adopted the 2007 Employee Stock Options Plan (the “Plan”).  On July 17, 2012, the Company’s Board and stockholders amended the Plan to increase the aggregate number of options available for grant to 903,224.  The Plan has been adopted as a means of attracting, motivating, and retaining the best available personnel for positions of substantial responsibility within the Company.

The Plan provides for the Board or a Committee of the Board (the “Committee”) to grant awards to optionees and to determine the exercise price, vesting term, expiration date and all other terms and conditions of the Awards, including acceleration of the vesting of an Award at any time.  All options granted under the Plan are intended to be non-qualified options (“NQOs”) unless specified by the Committee to be incentive stock options (“ISOs”), as defined by the Internal Revenue Code.  NQOs may be granted to employees, consultants or Board members at an option price not less than the fair market value of the common stock subject to the Stock Option Agreement.  The following table summarizes information about stock options outstanding as of December 31, 2011 and 2012:

	Year Ended December 31, 2011		Year Ended December 31, 2012
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	105,890	$2.62	105,890	$2.62
Forfeited	-	$-	-	-
Granted	-	$-	643,340	7.56
Outstanding at end of period and expected to vest	105,890	$2.62	749,230	$6.86
Options exercisable	101,958	$2.66	222,278	$5.25
Weighted-average fair value of options granted during the period		$-		$5.37

The weighted average remaining contractual term of stock options outstanding and expected to vest at December 31, 2012 is 8.6 years.  The weighted average remaining contractual term of stock options exercisable at December 31, 2012 is 7.1 years.

Stock-based compensation expense for the years ended December 31, 2011 and 2012 was:

	2011	2012
Research and development	$891	$101,606
General and administrative	22,056	525,181
Total stock-based compensation expense	$22,947	$626,787

As of December 31, 2012, the total compensation expense related to unvested options not yet recognized totaled $2,832,702. The weighted-average vesting period over which the total compensation expense will be recorded related to unvested options not yet recognized at December 31, 2012 was approximately 3.3 years.  As of December 31, 2012, the Company had 154,013 options available for future grant under the Plan and exercisable options of 222,278.

11.      INCOME TAXES

A reconciliation of income taxes at the U.S. Federal statutory rate to the benefit for income taxes is as follows:	Year ended December 31,
	2011	2012
Benefit at US federal statutory rate	$(2,116,237)	$(2,692,436)
State taxes - deferred	(373,454)	(395,946)
Beneficial conversion feature	189,182	-
Increase in valuation allowance, inclusive of true-ups	2,397,522	3,088,382
Research and development credits	(97,013)	-
Sale of state net operating loss	(320,765)	(617,615)
Benefit for income taxes	$(320,765)	$(617,615)

A summary of our deferred tax assets is as follows:
Deferred tax assets:
Federal and state net operating loss carryforwards	$10,267,000	$11,602,301
Federal and state research credits	1,890,966	1,938,664
Total gross deferred tax assets	12,157,966	13,540,965
Less: valuation allowance for deferred tax assets	(12,157,966)	(13,540,965)
Net deferred tax assets	$-	$-

As of December 31, 2012, the Company had Federal and state net operating loss carryforwards of approximately $31.6 million and $19.6 million, respectively.  The Company also had Federal and state research and development tax credit carryforwards of approximately $1.3 million and $0.6 million, respectively.  The net operating loss carryforwards and tax credits will expire at various dates beginning in 2027 if not utilized.

The Company received $320,765 and $617,615 in January 2011 and January 2012, respectively, from the sale of net operating loss and research and development credit carryforwards under the New Jersey Economic Development Authority Technology Business Tax Certificate Transfer Program.  These amounts are recorded on the financial statements as income tax benefits in the year they are received.

12.      SEGMENTS

The Company is engaged in the development and commercialization of human plasma and plasma-derived therapeutics.  The Company also operates an FDA-licensed source plasma collection facility located in Norcross, Georgia.  The Company defines its segments as those business units whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to analyze performance and allocate resources.

The plasma collection center segment includes the Company’s operation in Georgia.  The research and development segment includes the Company’s plasma development operations in New Jersey.

Summarized financial information concerning reportable segments is shown in the following table:

Year ended December 31, 2011	Plasma Collection Center	Research and Development		Corporate		Consolidated
Revenues	$761,042	$	---	$	---	$761,042
Loss from operations	(609,676)		(2,581,386)		(1,431,894)	(4,622,956)
Interest expense, net	---		---		(1,601,269)	(1,601,269)
Loss before income taxes	(609,676)		(2,581,386)		(3,033,163)	(6,224,225)
Property and equipment at cost, net	822,265		28,924		9,743	860,932
Depreciation and amortization expense	197,274		18,144		4,134	219,552
Year ended December 31, 2012	Plasma Collection Center	Research and Development		Corporate		Consolidated
Revenues	$1,118,118	$	---	$	---	$1,118,118
Loss from operations	(1,297,802)		(3,469,078)		(3,142,289)	(7,909,169)
Interest expense, net	---		---		(9,759)	(9,759)
Loss before income taxes	(1,297,802)		(3,469,078)		(3,152,048)	(7,918,928)
Property and equipment at cost, net	687,462		5,967		85,868	779,297
Depreciation and amortization expense	164,514		4,558		13,017	182,089

The “Corporate” column includes general and administrative overhead expenses.  The column for Research and Development expense includes the loss on sale of research and development inventory incurred during the year ended December 31, 2011.

Property and equipment, net, included in the “Corporate” column above includes assets related to corporate and support functions.

13.      SUBSEQUENT EVENTS

On January 23, 2013, the Compensation Committee of the Board of Directors (the “Board”) of the Company approved the following bonuses for the Company’s executive officers in accordance with their respective employment agreements: Adam S. Grossman: $100,000, Brian Lenz: $77,250 and Dr. James Mond: $52,000. In addition, the Compensation Committee approved payment of a bonus of $25,000 to the non-executive Vice-Chairman of the Board, Dr. Jerrold B. Grossman, in accordance with the arrangement made in connection with the February 2012 private placement and merger.  The aforementioned bonuses are included in accrued expenses as of December 31, 2012.  The Compensation Committee furthermore approved three percent salary increases for its executive officers, effective February 4, 2013.

On February 28, 2013, the Company and Biotest extended the timeframe to finalize the terms of the  in-license agreement (See Note 9), which includes the in-license of certain rights to incomplete, in-process technology, the terms of which the Company expects to finalize by the end of the second quarter of 2013.  As such, the Company expects to account for the value of this license as a charge to operations once the terms of the in-license agreement are finalized.

On April 4, 2013, the Company effected a 1.27-for-1 stock split effected by means of a 0.27-for-1 stock dividend, relating to the shares of the Company's common stock, par value $0.0001 per share.  Accordingly, all share and per share amounts have been retroactively adjusted.

2,100,000 Shares

Common Stock

PROSPECTUS

                                          , 2013

Joint Book-Running Managers
Oppenheimer & Co.		BMO Capital Markets

Co-Manager

Ladenburg Thalmann & Co. Inc.

You should rely only on the information contained in this prospectus.  No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus.  This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.  The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except for registration fees and FINRA Filing Fees, which are actual) of the approximate amount of the fees and expenses payable by us in connection with the issuance and distribution of the shares of our common stock.

EXPENSE	AMOUNT

Registration Fees	$4,776

FINRA filing fees	6,500

Legal Fees and Expenses	500,000

Accounting Fees and Expenses	150,000

Underwriters’ Reimbursable Expenses	125,000

Blue Sky Fees and Expenses	100,000

Miscellaneous Fees and Expenses	158,724

Total	$1,045,000

Item 14.  Indemnification of Directors and Officers.

Our certificate of incorporation provides that no director is personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director.  Nonetheless, a director is liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.  If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL.  No amendment to or repeal of the relevant article of our certificate of incorporation will apply to or have any effect on the liability or alleged liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment.

Our certificate of incorporation and bylaws furthermore state that the Company shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants the Company the power to indemnify.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrant.  The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, or vote of stockholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of ours under Delaware law or otherwise, we have been advised the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of ours in successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.  Recent Sales of Unregistered Securities.

Sales of unregistered securities by Former ADMA since January 1, 2008 are described in the section “Certain Relationships and Related Transactions - Recent Financings” in the prospectus to which this registration statement relates.

Item 16.  Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1	Form of Underwriting Agreement
2.1 (1)	Agreement and Plan of Merger, dated February 13, 2012, among R&R Acquisition VI, Inc., ADMA Biologics, Inc. and ADMA Acquisition Sub, Inc.
2.2 (1)	Certificate of Merger, dated February 13, 2012, merging ADMA Acquisition Sub, Inc. with and into ADMA Biologics, Inc.
3.1 (1)	Certificate of Incorporation of R&R Acquisition VI, Inc., as amended
3.2 (8)	Bylaws of R&R Acquisition VI, Inc.
4.1 (2)	Specimen Common Stock Certificate
4.2 (1)	Form of Placement Agent Warrant
4.3*	Form of Warrant Agreement with Hercules Technology Growth Capital, Inc. ("Hercules")
4.4*	Form of Secured Term Loan Promissory Note issued to Hercules
5.1*	Opinion of Dentons US LLP
10.1** (6)	2007 Employee Stock Option Plan (as amended)
10.2 (1)	Form of Securities Purchase Agreement, dated as of February 13, 2012, between ADMA Biologics, Inc. and each purchaser identified on the signature pages thereto
10.3 (1)	Form of Registration Rights Agreement, dated as of February 13, 2012, between R&R Acquisition VI, Inc. and each of the several purchasers signatory thereto
10.4 (1)	Amended and Restated Placement Agency Agreement, dated February 12, 2012, between ADMA Biologics, Inc. and Rodman & Renshaw, LLC
10.5 (2)	Form of Lockup Agreement (February 13, 2012)
10.6** (1)	Employment Agreement, dated February 13, 2012, by and between ADMA Biologics, Inc. and Adam Grossman
10.7 (1)	Investors’ Rights Agreement, dated July 17, 2007, by and among the Company and each of the investors listed on Schedule A thereto

10.8+ (5)
Manufacturing Agreement, dated as of October 23, 2006, by and between Biotest Pharmaceuticals Corporation ("Biotest") and ADMA Biologics, Inc., as amended as of October 23, 2011 and as of December 2, 2011

10.9+ (5)	Plasma Purchase Agreement, dated as of November 17, 2011, between Biotest and ADMA Biologics, Inc., as amended as of December 1, 2011
10.10 (2)	Agreement for Services between the Company and Areth Inc., dated July 23, 2007
10.11 (1)
Agreement of Lease between the Company and C1VF I-GA1W15-W23, LLC (DCT Holdings), effective June 1, 2008 and confirmed on November 13, 2008, for the premises located at 6290 Jimmy Carter Boulevard, Suite 206-208, Norcross, Georgia, as amended

10.12 (1)	Form of Indemnification Agreement
10.13 **(3)	Employment Agreement, dated as of April 30, 2012, by and between ADMA Biologics, Inc. and Brian Lenz
10.14 (4)	Modification and Release Agreement dated June 15, 2012, between ADMA Biologics, Inc and Rodman & Renshaw, LLC
10.15+(7)	Testing Services Agreement, dated June 7, 2012, between ADMA and Quest Diagnostics Clinical Laboratories, Inc.
10.16+(7)	Plasma Supply Agreement, dated June 22, 2012, between ADMA and Biotest
10.17**(7)	Employment Agreement, dated July 18, 2012, by and among the Company and James Mond
10.18*	Loan and Security Agreement, dated as of December 21, 2012 by and among ADMA, ADMA Plasma Biologics, Inc., ADMA Bio Centers Georgia Inc. and Hercules
10.19*	Equity Rights Letter, dated December 21, 2012, from ADMA to Hercules
10.20+*	Manufacturing, Supply and License Agreement, dated as of December 31, 2012, by and between Biotest and ADMA
10.21+*	License Agreement, dated December 31, 2012, by and between ADMA and Biotest Aktiengesellschaft
16.1 (1)	Letter from Sherb & Co, LLP regarding change in certifying accountants
21.1 (2)	Subsidiaries of Registrant
23.1	Consent of CohnReznick LLP
23.2*	Consent of Dentons US LLP (contained in their opinion included under Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
101 *
Interactive data files formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Cash Flows, and (iv) the Notes to the Consolidated Financial Statements

101.INS	XBRL Instance Document***
101.SCH	XBRL Taxonomy Extension Schema Document***
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document***
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document***
101.LAB	XBRL Taxonomy Extension Label Linkbase Document***
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document***

+  Confidential treatment requested as to certain portions of this exhibit.  Such portions have been redacted and submitted separately to the SEC.

*  Previously filed or furnished .

**  Management compensatory plan, contract or arrangement.

*** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Commission on February 13, 2012.

(2)	Incorporated herein by reference to the Company’s Current Report on Form 8-K/A filed with the Commission on March 29, 2012.

(3)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Commission on May 3, 2012.

(4)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Commission on June 21, 2012.

(5)	Incorporated herein by reference to Amendment No. 3 to the Company’s current report on Form 8-K filed with the Commission on June 22, 2012.

(6)	Incorporated herein by reference to Exhibit A to the Information Statement on Schedule 14C filed with the Commission on October 29, 2012.

(7)	Incorporated by reference to Amendment No. 4 to the Company’s registration statement on Form S-1 (333-180449) filed with the Commission on August 10, 2012.

(8)	Incorporated by reference to Exhibit 3.2 to R&R Acquisition VI, Inc.’s registration statement on Form 10-SB, as filed with the Securities and Exchange Commission on July 10, 2006

Item 17.  Undertakings.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Hackensack, State of New Jersey on April 22 , 2013.

ADMA Biologics, Inc.

By:	/s/Adam S. Grossman

Name: Adam S. Grossman

Title President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ Adam S. Grossman	President and Chief Executive
Adam S. Grossman	Officer (Principal Executive Officer)	April 22 , 2013

/s/ Brian Lenz
Brian Lenz	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 22 , 2013

*
Steven A. Elms	Chairman of the Board of Directors	April 22 , 2013

*
Dr. Jerrold B. Grossman	Vice Chairman of the Board of Directors and Director	April 22 , 2013

*
Bryant E. Fong	Director	April 22 , 2013

*
Dov A. Goldstein, M.D.	Director	April 22 , 2013

*
Lawrence P. Guiheen	Director	April 22 , 2013

*
Eric I. Richman	Director	April 22 , 2013

* /s/ Adam S. Grossman
Adam S. Grossman
as attorney in fact

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement
2.1 (1)	Agreement and Plan of Merger, dated February 13, 2012, among R&R Acquisition VI, Inc., ADMA Biologics, Inc. and ADMA Acquisition Sub, Inc.
2.2 (1)	Certificate of Merger, dated February 13, 2012, merging ADMA Acquisition Sub, Inc. with and into ADMA Biologics, Inc.
3.1 (1)	Certificate of Incorporation of R&R Acquisition VI, Inc., as amended
3.2 (8)	Bylaws of R&R Acquisition VI, Inc.
4.1 (2)	Specimen Common Stock Certificate
4.2 (1)	Form of Placement Agent Warrant
4.3*	Form of Warrant Agreement with Hercules Technology Growth Capital, Inc. ("Hercules")
4.4*	Form of Secured Term Loan Promissory Note issued to Hercules
5.1*	Opinion of Dentons US LLP
10.1** (6)	2007 Employee Stock Option Plan (as amended)
10.2 (1)	Form of Securities Purchase Agreement, dated as of February 13, 2012, between ADMA Biologics, Inc. and each purchaser identified on the signature pages thereto
10.3 (1)	Form of Registration Rights Agreement, dated as of February 13, 2012, between R&R Acquisition VI, Inc. and each of the several purchasers signatory thereto
10.4 (1)	Amended and Restated Placement Agency Agreement, dated February 12, 2012, between ADMA Biologics, Inc. and Rodman & Renshaw, LLC
10.5 (2)	Form of Lockup Agreement (February 13, 2012)
10.6** (1)	Employment Agreement, dated February 13, 2012, by and between ADMA Biologics, Inc. and Adam Grossman
10.7 (1)	Investors’ Rights Agreement, dated July 17, 2007, by and among the Company and each of the investors listed on Schedule A thereto

10.8+ (5)
Manufacturing Agreement, dated as of October 23, 2006, by and between Biotest Pharmaceuticals Corporation ("Biotest") and ADMA Biologics, Inc., as amended as of October 23, 2011 and as of December 2, 2011

10.9+ (5)	Plasma Purchase Agreement, dated as of November 17, 2011, between Biotest and ADMA Biologics, Inc., as amended as of December 1, 2011
10.10 (2)	Agreement for Services between the Company and Areth Inc., dated July 23, 2007
10.11 (1)
Agreement of Lease between the Company and C1VF I-GA1W15-W23, LLC (DCT Holdings), effective June 1, 2008 and confirmed on November 13, 2008, for the premises located at 6290 Jimmy Carter Boulevard, Suite 206-208, Norcross, Georgia, as amended

10.12 (1)	Form of Indemnification Agreement
10.13 **(3)	Employment Agreement, dated as of April 30, 2012, by and between ADMA Biologics, Inc. and Brian Lenz
10.14 (4)	Modification and Release Agreement dated June 15, 2012, between ADMA Biologics, Inc and Rodman & Renshaw, LLC
10.15+(7)	Testing Services Agreement, dated June 7, 2012, between ADMA and Quest Diagnostics Clinical Laboratories, Inc.
10.16+(7)	Plasma Supply Agreement, dated June 22, 2012, between ADMA and Biotest
10.17**(7)	Employment Agreement, dated July 18, 2012, by and among the Company and James Mond.
10.18*	Loan and Security Agreement, dated as of December 21, 2012 by and among ADMA, ADMA Plasma Biologics, Inc., ADMA Bio Centers Georgia Inc. and Hercules
10.19*	Equity Rights Letter, dated December 21, 2012, from ADMA to Hercules
10.20+*	Manufacturing, Supply and License Agreement, dated as of December 31, 2012, by and between Biotest and ADMA
10.21+*	License Agreement, dated December 31, 2012, by and between ADMA and Biotest Aktiengesellschaft
16.1 (1)	Letter from Sherb & Co, LLP regarding change in certifying accountants
21.1 (2)	Subsidiaries of Registrant
23.1	Consent of CohnReznick LLP
23.2*	Consent of Dentons US LLP (contained in their opinion included under Exhibit 5.1)
24.1*	Power of Attorney
101 *
Interactive data files formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Cash Flows, and (iv) the Notes to the Consolidated Financial Statements

101.INS	XBRL Instance Document***
101.SCH	XBRL Taxonomy Extension Schema Document***
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document***
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document***
101.LAB	XBRL Taxonomy Extension Label Linkbase Document***
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document***

+  Confidential treatment requested as to certain portions of this exhibit.  Such portions have been redacted and submitted separately to the SEC.

*  Previously filed or furnished .

**  Management compensatory plan, contract or arrangement.

*** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Commission on February 13, 2012.

(2)	Incorporated herein by reference to the Company’s Current Report on Form 8-K/A filed with the Commission on March 29, 2012.

(3)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Commission on May 3, 2012.

(4)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Commission on June 21, 2012.

(5)	Incorporated herein by reference to Amendment No. 3 to the Company’s current report on Form 8-K filed with the Commission on June 22, 2012.

(6)	Incorporated herein by reference to Exhibit A to the Information Statement on Schedule 14C filed with the Commission on October 29, 2012.

(7)	Incorporated by reference to Amendment No. 4 to the Company’s registration statement on Form S-1 (333-180449) filed with the Commission on August 10, 2012.

(8)	Incorporated by reference to Exhibit 3.2 to R&R Acquisition VI, Inc.’s registration statement on Form 10-SB, as filed with the Securities and Exchange Commission on July 10, 2006